Form 10-K405, Exhibit 13
period 1996-03-31
PIONEER STANDARD ELECTRONICS INC
filed 1996-06-28
CIK 78749

                                                                   Exhibit 13.1


                     MANAGEMENT'S DISCUSSION ANDANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OPERATIONS

Sales

    Fiscal 1996 was the tenth consecutive year of record sales and the 24th year in the 25 years we have been public that sales increased. The year's sales were $1,105.3 million, up 33 percent from $832.2 million in 1995. The Company's sales excluding the newly acquired affiliate increased 17 percent and, including the four month contribution of the affiliate, sales increased 33 percent. Subsequent to the acquisition on November 30, 1995, the former affiliate was renamed Pioneer-Standard of Maryland, Inc., and is operated as a wholly-owned subsidiary.

Pro Forma Effects of Acquisition

    On November 30, 1995, we acquired the remaining interest in our 50-percent owned affiliate for $50 million in cash.

    The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and Pioneer-Standard of Maryland as if the acquisition had occurred at the beginning of fiscal 1995 and fiscal 1996, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. Included in the 1996 results is an after-tax non-recurring discontinuance charge of $2,450,000 ($.11 per share) recorded by Pioneer-Standard of Maryland to conform to the Company's methods of accounting.

                   1996             1995
Net sales     $1,325,047,000   $1,200,252,000
Net income    $   24,704,000   $   27,741,000
Earnings
  per share            $1.07            $1.21

Product Line Sales

   The Company distributes a broad range of electronics components and computer products manufactured by others. These products are classified into three broad categories: semiconductors, computer system products and passive electromechanical components.

   All three of our major product categories added to sales growth this past year. Semiconductor products accounted for 38 percent of sales, compared to 37 percent and 41 percent in 1995 and 1994, respectively. Computer systems products comprised 40 percent of sales compared with 38 percent in 1995 and 33 percent in 1994. Passive and electromechanical products were 20 percent of sales, versus 22 percent in 1995 and 24 percent in 1994. Miscellaneous products accounted for 2 percent in 1996, 3 percent in 1995 and 2 percent in 1994.

Gross Margins

    The 1996 gross margin was 18.3 percent compared to 18.6 percent in 1995 and
19.8 percent in 1994. Product line shifts have been a factor in the change between gross margin percents. The difference in gross margin per-


Sales Per
Employee
(Thousands of Dollars)

1992           387
1993           457
1994           579
1995           686
1996           671

Inventory Turnover Rate
(Based on End of Quarter Rates)

                    1991      1992      1993      1994      1995      1996
Pioneer-Standard
Industry


                                        PIONEER-STANDARD ELECTRONICS, INC.    19
cent between 1995 and 1994 is attributable to increased sales volume of microprocessors. While microprocessors earn a relatively low gross profit margin, they are marketed through an efficient low cost sales channel.

    Typically, semiconductor products have the highest gross margin of the three product lines, but the addition of microprocessor sales in the semiconductor category ranks semiconductors behind passives. Computer system products have the lowest gross margin and had the highest line item value in 1996 while passives had the lowest. The gross margin percent of the semiconductor products was below the other two categories in 1995 and 1994 primarily due to the effect of the increased microprocessor sales noted above.

Operating Efficiencies

    Warehouse, selling and administrative expenses in 1996 were 13.6 percent of sales, compared with 13.4 percent in 1995, and 14.4 percent in 1994. The slightly increased rate of operating expenses as a percent of sales in 1996 is in part a reflection of the Company's investment in various programs to foster growth and improve value added offerings and customer service and satisfaction. The improvements since 1994 reflect to some extent the leveraging of expenses on greater sales volume, and to a larger extent the many efficiencies realized through FutureStart, our total quality management initiative. In addition, operating expenses in all three years included outlays for geographic expansion of sales operations.

    The resulting operating profit amounted to $51.9 million, up 19 percent from the $43.7 million in 1995, which was 39 percent greater than the $31.4 million of 1994. Operating profit amounted to 4.7 percent of net sales in 1996 compared with 5.2 percent in 1995 and 5.4 percent in 1994.

    On a weighted basis after giving effect to the acquisition, sales per employee were $671,000. Sales per employee have reflected an average annual efficiency gain of approximately 12 percent over the past five years. Turns on annual average inventory were 5.4 in 1996, versus 6.5 in 1995 and 6.1 in 1994. Pioneer's inventory turn has ranked at the top of the industry's averages.

Interest Expense

    Interest expense totaled $8.1 million in 1996, $4.0 million in 1995 and $2.7 million in 1994. Total interest-bearing debt increased by $122.0 million during 1996 due principally to the additional indebtedness associated with funding the $50 million cash acquisition of the affiliate and assumption of its debt, which was refinanced. In addition, the increased interest expense in 1996 reflects working capital needs stemming from increased sales volume and increased capital expenditures.

    Interest expense in fiscal 1995 also increased over the prior year amount. Total interest bearing debt in 1995 increased by $38.9 million from 1994 primarily due to the working capital needs arising from increased sales volume coupled with the cash investment in the Canadian business and to an increased level of capital expenditures.


Interest Expense
as a Percent
to Sales
(Percent)

1992      1.2
1993       .8
1994       .5
1995       .5
1996       .7

Net Income
(Millions of Dollars)
1992      5.3
1993     12.9
1994     19.7
1995     25.0
1996     25.3

20   PIONEER-STANDARD ELECTRONICS, INC.

Equity Interest

    The equity interest in the net income of our former 50%-owned affiliate resulted in a loss of $173 thousand during 1996, versus net income of $2.5 million in 1995 and $3.0 million in 1994. The amounts above include Pioneer's 50 percent share of the affiliate's net income, and in 1996 include the 50 percent share for only the first eight months prior to the acquisition on November 30, 1995. The $173 thousand loss includes Pioneer's 50 percent share of non-recurring discontinuance costs of $1.2 million after tax, or 5 cents per share. Notwithstanding this one-time charge, effects of the acquisition were approximately neutral to earnings in the final four months of the year, and it is expected to have a positive effect on earnings in fiscal 1997.

    Pioneer-Standard of Maryland's sales for fiscal 1996 were $350.6 million, compared to $368.1 million in 1995 and $422.0 million in 1994. Lower 1996 net sales again reflected reduced microprocessor sales which earn a relatively low gross profit margin. However, the subsidiary's traditional business sales volume without including microprocessors actually increased over the prior year. In both 1996 and 1995 microprocessor sales were reduced from a substantial build up in 1993 and 1994.

Taxes

    The effective tax rate was 42.1 percent in 1996, compared to 40.8 percent in 1995 and 37.9 percent in 1994. The 1996 and 1995 tax rate increases were due to decreases in the equity income amounts of Pioneer-Standard of Maryland relative to the Company's total net income, coupled with higher effective state tax rates and the unrecognized tax benefit associated with the operating losses of the Canadian subsidiary.

Net Income

    Despite the impact of non-recurring acquisition discontinuance costs and other factors outlined above, fiscal 1996 net income moved up one percent to a new record high of $25.3 million, compared to $25.0 million in 1995 which was up 27 percent from $19.7 million in 1994.

    Earnings per share of $1.09 in 1996 matched the year ago record of $1.09, compared with 87 cents per share in 1994. Per share amounts have been adjusted to reflect a 3-for-2 split of the Company's common shares effective September 6, 1995.

Risk Control

    Systems are in place providing for continuous measurement and evaluation of foreign exchange exposures so that timely action can be taken when considered desirable. Reducing exposure to foreign currency fluctuations is an integral part of the Company's risk management program. Financial instruments in the form of forward exchange contracts are employed as one of the methods to reduce such risk. The Company does not enter into financial instruments for trading or speculative purposes.

    We extend credit based on customers' financial conditions, and generally collateral is not required. Credit losses are provided for in the financial statements when collections are in doubt.

    Inflation has had little effect on our operations.


Cash Dividends
Paid Per Share
(Dollars)
1992      .047
1993      .049
1994      .058
1995      .075
1996      .106

Interest
Bearing Debt
Percent of Equity
Plus Debt
(Percent)
1992      46
1993      22
1994      21
1995      34
1996      56

Return on
Average
Shareholders'
Equity
(Percent)
1992      9.7
1993     18.2
1994     21.1
1995     21.8
1996     18.2

                                        PIONEER-STANDARD ELECTRONICS, INC.    21

CAPITAL AND LIQUIDITY

    On November 30, 1995, we acquired the remaining interest in our 50-percent owned affiliate for $50 million in cash and assumed its $30 million bank debt, which was subsequently refinanced. Intangible assets of $38.4 million arising from the transaction are being amortized over 40 years.

    We maintain a strong financial position and excellent liquidity. Current assets at fiscal 1996 year-end were $466.5 million, 1.9 times current liabilities.

    On July 25, 1995, we declared a three-for-two split of common shares in the form of a 50 percent share dividend. Also at that time, reflecting sales and earnings progress, the quarterly cash dividend rate was increased from 3.5 cents per share to 4.5 cents per share on a pre-split basis, 3 cents per share on a post-split basis, for a 29 percent increase. This marks the 8th consecutive year of a dividend increase and the 21st increase in the 25 years we have been publicly traded.

    We continued investing in programs to stimulate and support future growth. Capital expenditures were $21.0 million in 1996, $11.3 million in 1995, and $7.6 million in 1994. The increased spending in 1996 and 1995 is largely related to ongoing initiatives designed to improve efficiencies through computer enhancement of operating processes as well as investments in value added and warehousing operations, and this will be true as well in 1997. Plans call for approximately $23.0 million of capital expenditures in 1997. The increase in 1996 and planned increase in spending during 1997, in part, reflect investments in our continuing business process redesign efforts. In addition, amounts expended will enable our technology toolset migration to a new, state-of-the art software platform to support growth and flexibility requirements.

    In order to finance the purchase of the balance of Technologies and to meet near-term cash needs, we entered into a new credit agreement dated November 29, 1995, with five banks providing up to an aggregate of $200.0 million of unsecured borrowings on a revolving credit basis for two years. As of March 31, 1996, borrowings outstanding of $152.0 million resulted in $48.0 million of this total commitment available for use. In addition to the revolving credit line, unsecured short-term lines of credit are available whereby a maximum of $40.0 million may be borrowed to meet short-term fluctuations in cash needs. At March 31, 1996, borrowings pursuant to these short-term lines totaled $21.0 million leaving $19.0 million available for use. The debt to capitalization ratio was 56 percent at March 31, 1996. The Copmany believes that cash generated from operations and amounts avaliable under its lines of credit are presently sufficient to fund its working capital and capital expenditure requirements.

    It is anticipated that some portion of the outstanding bank borrowings will be refinanced with fixed rate debt, equity, or a combination thereof given favorable market conditions. However, there can be no assurance that any part of the borrowings will be refinanced.

22   PIONEER-STANDARD ELECTRONICS, INC.

FINANCIAL REVIEW

Summary of Operations/Fiscal Years ended March 31

(Dollars in thousands except per share amounts)
- -----------------------------------------------------------------------------------------------------------------------
For the Year                                          1996             1995          1994          1993          1992
                                                  ---------------------------------------------------------------------
Combined Sales
  (Pioneer-Standard Electronics, Inc. and
  Pioneer-Standard of Maryland, Inc.)             $  1,325,047    $ 1,200,252   $ 1,002,758   $   714,021   $   552,294
Pioneer-Standard Electronics, Inc.
  Net Sales                                          1,105,281        832,152       580,757       430,013       362,386
  Interest Expense                                       8,136          3,966         2,687         3,581         4,505
  Income Before Income Taxes and Equity in
   Earnings of Pioneer/Technologies Group, Inc.         43,812         39,713        28,702        17,480         7,888
  Equity in Earnings (Loss) of
   Pioneer/Technologies Group, Inc.                       (173)         2,500         3,001         2,505           654
  Income Taxes                                          18,387         17,204        12,027         7,072         3,215
  Net Income                                            25,252         25,009        19,676        12,913         5,327
- -----------------------------------------------------------------------------------------------------------------------
Year-End Position
  Accounts Receivable                                  189,296        133,987        81,155        62,347        50,004
  Inventory                                            238,370        123,008        85,754        67,101        60,983
  Working Capital                                      224,840        131,438        85,132        70,781        69,325
  Net Property and Equipment                            48,679         30,929        25,572        23,159        23,579
  Total Assets                                         559,110        327,415       220,039       171,860       150,871

  Long-Term Debt                                       164,447         56,318        22,272        21,328        44,717
  Shareholders' Equity                                 150,693        126,415       102,740        84,117        57,455
  Weighted Average Shares Outstanding               23,127,486     22,886,877    22,677,034    20,674,152    18,460,401
  Average Number of Employees                            1,647          1,213         1,003           940           937
- -----------------------------------------------------------------------------------------------------------------------
Per Share Data
  Net Income Per Share                                    1.09           1.09           .87           .63           .29
  Cash Dividends Paid Per Share                           .106           .075          .058          .049          .047
  Shareholders' Equity Per Share                          6.70           5.65          4.61          3.82          3.11
  Price Range of Common Shares
   High                                                  19.25          13.17         12.55          8.89          5.26
   Low                                                   10.75           9.17          5.33          3.11          2.97
- -----------------------------------------------------------------------------------------------------------------------
Measurement Data
  Gross Margin Percent of Sales                           18.3           18.6          19.8          21.7          21.4
  Income from Operations Percent
   of Sales                                                2.3            3.0           3.4           3.0           1.5
  Net Income Percent of
   Average Shareholders' Equity                           18.2           21.8          21.1          18.2           9.7
  Sales Per Employee                                       671            686           579           457           387
  Accounts Receivable Days Outstanding
   at Year-End                                              45             47            43            45            47
  Turns on Annual Average Inventory                        5.4            6.5           6.1           5.3           4.8
  Interest Bearing Debt
   Percent of Equity Plus Debt                            55.5           34.4          21.0          22.3          46.4
- -----------------------------------------------------------------------------------------------------------------------

The Company acquired the remaining 50% of the common stock of Pioneer/Technologies Group, Inc. on November 30, 1995. The consolidated statements include the operating results of Technologies from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Technologies under the equity method of accounting.

See Note 1 to the financial statements for stock split details.


                                        PIONEER-STANDARD ELECTRONICS, INC.    23

CONSOLIDATED BALANCE SHEETS

March 31, 1996 and 1995
- ----------------------------------------------------------------------------------------------
ASSETS                                                                1996             1995
- ----------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash                                                              $ 24,440,000   $   9,598,000
Accounts receivable, less allowance for doubtful accounts
  (1996-$6,982,000, 1995-$4,606,000,)                              189,296,000     133,987,000
Merchandise inventory                                              238,370,000     123,008,000
Prepaid expenses                                                     2,922,000       1,623,000
Deferred income taxes                                               11,454,000       5,708,000
- ----------------------------------------------------------------------------------------------
         Total current assets                                      466,482,000     273,924,000
INVESTMENT AND OTHER ASSETS:
Investment in 50%-owned company                                             --      16,963,000
Intangible assets                                                   42,446,000       4,456,000
Other assets                                                         1,503,000       1,143,000
PROPERTY AND EQUIPMENT, AT COST:
Land                                                                 1,070,000       1,070,000
Buildings                                                           13,768,000      12,984,000
Furniture and equipment                                             62,276,000      39,166,000
Leasehold improvements                                               6,910,000       2,176,000
- ----------------------------------------------------------------------------------------------
                                                                    84,024,000      55,396,000
Less accumulated depreciation and amortization                      35,345,000      24,467,000
- ----------------------------------------------------------------------------------------------
         Net property and equipment                                 48,679,000      30,929,000
- ----------------------------------------------------------------------------------------------
                                                                  $559,110,000   $ 327,415,000
                                                                  ============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable to banks                                            $ 21,000,000   $   7,000,000
Accounts payable                                                   184,946,000     106,905,000
Income taxes                                                         1,654,000       3,946,000
Accrued salaries, wages and commissions                             13,017,000       8,593,000
Other accrued liabilities                                           18,154,000      13,086,000
Long-term debt due within one year                                   2,871,000       2,956,000
- ----------------------------------------------------------------------------------------------
         Total current liabilities                                 241,642,000     142,486,000
LONG-TERM DEBT                                                     164,447,000      56,318,000
DEFERRED INCOME TAXES                                                2,328,000       2,196,000
SHAREHOLDERS' EQUITY:
Common shares, without par value, $.30 stated value: authorized
  40,000,000 shares in 1996 and 1995; outstanding
   22,498,510 shares in 1996 and 22,374,219 shares in 1995           6,667,000       6,630,000
Capital in excess of stated value                                   17,221,000      16,318,000
Retained earnings                                                  126,506,000     103,646,000
Foreign currency translation adjustment                                299,000        (179,000)
- ----------------------------------------------------------------------------------------------
         Total shareholders' equity                                150,693,000     126,415,000
- ----------------------------------------------------------------------------------------------
                                                                  $559,110,000   $ 327,415,000
                                                                  ============   =============


See accompanying notes to consolidated financial statements.


24   PIONEER-STANDARD ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 1996, 1995  and 1994
- ----------------------------------------------------------------------------------------------------
                                                         1996              1995             1994
- ----------------------------------------------------------------------------------------------------
NET SALES                                          $ 1,105,281,000    $ 832,152,000    $ 580,757,000
Operating costs and expenses:
  Cost of goods sold                                   902,629,000      677,171,000      465,614,000
  Warehouse, selling and administrative expenses       150,704,000      111,302,000       83,754,000
- ----------------------------------------------------------------------------------------------------
                                                     1,053,333,000      788,473,000      549,368,000
- ----------------------------------------------------------------------------------------------------
Operating profit                                        51,948,000       43,679,000       31,389,000
Equity in earnings (loss) of 50%-owned company            (173,000)       2,500,000        3,001,000
Interest expense                                        (8,136,000)      (3,966,000)      (2,687,000)
- ----------------------------------------------------------------------------------------------------
Income from operations before
  income taxes                                          43,639,000       42,213,000       31,703,000
Provision for income taxes:
  Federal
   Current                                              16,779,000       14,517,000        9,946,000
   Deferred                                             (2,304,000)      (1,107,000)        (574,000)
- ----------------------------------------------------------------------------------------------------
                                                        14,475,000       13,410,000        9,372,000
  State                                                  3,912,000        3,794,000        2,655,000
- ----------------------------------------------------------------------------------------------------
                                                        18,387,000       17,204,000       12,027,000
- ----------------------------------------------------------------------------------------------------
NET INCOME                                         $    25,252,000    $  25,009,000    $  19,676,000
====================================================================================================
INCOME PER COMMON SHARE:
  Primary and fully diluted                        $          1.09    $        1.09    $         .87
====================================================================================================

See accompanying notes to consolidated financial statements.



                                           PIONEER-STANDARD ELECTRONICS, INC. 25

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended March 31, 1996, 1995 and 1994
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Foreign
                                                Stated value       Capital in                       currency
                                                   of common        excess of       Retained     translation
                                                      shares     stated value       earnings     adjustment            Total
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1993                        $  6,529,000    $ 15,665,000    $  61,923,000                 $  84,117,000
Net income                                                                          19,676,000                    19,676,000
Cash dividends ($.058 per share)                                                    (1,274,000)                   (1,274,000)
Shares issued upon exercise of stock options           95,000         719,000                                        814,000
Tax benefit related to exercise of stock
  options                                                              21,000                                         21,000
Shares retired                                        (15,000)       (599,000)                                      (614,000)
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1994                           6,609,000      15,806,000       80,325,000                   102,740,000
Net income                                                                          25,009,000                    25,009,000
Cash dividends ($.075 per share)                                                    (1,688,000)                   (1,688,000)
Shares issued upon exercise of stock options           21,000         388,000                                        409,000
Tax benefit related to exercise of stock
  options                                                             124,000                                        124,000
Foreign currency translation adjustment                                                           $(179,000)        (179,000)
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1995                           6,630,000      16,318,000      103,646,000     (179,000)     126,415,000
Net income                                                                          25,252,000                    25,252,000
Cash dividends ($.106 per share)                                                    (2,392,000)                   (2,392,000)
Shares issued upon exercise of stock options           37,000         693,000                                        730,000
Tax benefit related to exercise of stock
  options                                                             214,000                                        214,000
Cash in lieu of fractional shares for stock split                      (4,000)                                        (4,000)
Foreign currency translation adjustment                                                             478,000          478,000
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1996                        $  6,667,000    $ 17,221,000    $ 126,506,000    $ 299,000    $ 150,693,000
============================================================================================================================

See accompanying notes to consolidated financial statements.


26   PIONEER-STANDARD ELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended March 31, 1996, 1995 and 1994
- --------------------------------------------------------------------------------------------------------
                                                                1996            1995            1994
- --------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                $ 25,252,000    $ 25,009,000    $ 19,676,000
  Adjustments to reconcile net income to net cash
   (used) provided by operating activities:
     Depreciation and amortization                             8,998,000       6,230,000       5,264,000
     Undistributed (earnings) loss of affiliate                  173,000      (2,500,000)     (3,001,000)
     Increase in operating working capital                   (31,898,000)    (38,566,000)    (11,635,000)
     Increase in intangible assets                            (5,155,000)     (1,488,000)             --
     (Increase) decrease in other assets                          67,000        (225,000)       (199,000)
     Deferred taxes                                           (2,304,000)     (1,115,000)       (574,000)
- --------------------------------------------------------------------------------------------------------
         Total adjustments                                   (30,119,000)    (37,664,000)    (10,145,000)
- --------------------------------------------------------------------------------------------------------
         Net cash (used) provided by operating activities     (4,867,000)    (12,655,000)      9,531,000
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment                        (21,004,000)    (11,326,000)     (7,626,000)
  Acquisition of businesses, net of cash acquired            (49,883,000)    (10,068,000)             --
- --------------------------------------------------------------------------------------------------------
         Net cash used in investing activities               (70,887,000)    (21,394,000)     (7,626,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term financing                 14,000,000       5,000,000        (500,000)
  Increase in revolving credit borrowings                     81,000,000      37,000,000       4,000,000
  Principal payments under long-term debt obligations         (2,956,000)     (3,056,000)       (262,000)
  Issuance of common shares under stock option plans             730,000         409,000         200,000
  Tax benefit related to exercise of stock options               214,000         124,000          21,000
  Dividends paid                                              (2,392,000)     (1,688,000)     (1,274,000)
  Cash in lieu of fractional shares for stock split               (4,000)             --              --
- --------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities            90,592,000      37,789,000       2,185,000
EFFECT OF EXCHANGE RATE CHANGES ON CASH                            4,000         (96,000)             --
- --------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH                                          14,842,000       3,644,000       4,090,000
CASH AT BEGINNING OF YEAR                                      9,598,000       5,954,000       1,864,000
- --------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                         $ 24,440,000    $  9,598,000    $  5,954,000
========================================================================================================

See accompanying notes to consolidated financial statements.

                                        PIONEER-STANDARD ELECTRONICS, INC.    27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         ACCOUNTING POLICIES

The Company distributes a broad range of electronics components and computer products manufactured by others. These products are sold to original equipment manufacturers, value-added resellers, research laboratories, government agencies, and end-users, including manufacturing companies, and service and other non-manufacturing organizations. The Company has operations in the United States and Canada.

   The Company maintains the following accounting policies:

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. As discussed in Note 2, the Company acquired the remaining 50% of the common stock of Pioneer/Technologies Group, Inc. ("Technologies") on November 30, 1995. The consolidated statements include the operating results of Technologies from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Technologies under the equity method of accounting.

   Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

CASH EQUIVALENTS--The Company considers highly liquid instruments with a maturity of ninety days or less at date of purchase to be cash equivalents.

MERCHANDISE INVENTORY--Inventory is stated at the lower of cost (first-in, first-out basis) or market. The Company's inventory is constantly monitored for obsolescence. This review considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. Reserves for slow-moving and obsolete inventory at March 31, were $8,777,000 in 1996 and $3,416,000 in 1995.

INTANGIBLE ASSETS--Intangible assets include the excess of cost over value assigned to net assets of purchased businesses, which is being amortized on the straight-line method over 40 years. Intangible assets are periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued.

PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost. The Company capitalizes costs associated with software developed for its own use. Depreciation and amortization is computed using principally the straight-line method. Accelerated methods are used for tax reporting purposes.

FOREIGN CURRENCY--The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date whereas income statement accounts are translated at the weighted average exchange rates for the year. The gains or losses resulting from these translations are recorded in a separate component of shareholders' equity. Gains or losses resulting from realized foreign currency transactions are included in net income.

STOCK SPLIT--On July 25, 1995, the Board of Directors declared a three-for-two stock split effected in the form of a 50% share dividend of the Company's Common Shares payable September 6, 1995 to shareholders of record August 16, 1995. All share and per share data have been restated for all periods presented to reflect the stock split.

COMMON SHARES AND NET INCOME PER COMMON SHARE--Net income per common share is computed using the weighted average common shares and common share equivalents outstanding during the year of 23,127,486 in 1996, 22,886,877 in 1995 and 22,677,034 in 1994. Common share equivalents consists of shares issuable upon exercise of stock options computed by using the treasury stock method.

USE OF ESTIMATES--The financial statements are prepared in conformity with generally accepted accounting principles and accordingly, include management's best estimates and judgments where applicable. Actual results could differ from those estimates.

ACCOUNTING CHANGES--Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Adoption of this statement was not material to the financial results.

    In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the

28   PIONEER-STANDARD ELECTRONICS, INC.

Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), and Statement No. 123, "Accounting for Stock-Based Compensation" (FAS
123). FAS 121 requires that, under certain circumstances, long-lived assets be reviewed for impairment and any applicable impairment loss be recognized. FAS 123 allows accounting for employee stock options under either the fair value or the intrinsic value method. The Company plans to continue to use the intrinsic value method. These statements, which must be adopted by the Company no later than the first quarter of fiscal 1997, are not expected to have a material effect on the financial statements.

2.         ACQUISITIONS

On November 30, 1995, the Company acquired the remaining 50% of the common stock of Pioneer/Technologies Group, Inc. for $50,000,000 in cash. The Company refinanced all of Technologies' bank debt approximating $30,000,000. The acquisition was accounted for by using the purchase method of accounting and the operating results of Technologies have been included in the consolidated financial statements since the date of acquisition. The cost in excess of the net assets of the business acquired is included in intangible assets and is being amortized over 40 years. Prior to the acquisition, the Company accounted for its investment in Technologies under the equity method of accounting.

   The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and Technologies as if the acquisition had occurred at the beginning of fiscal 1995 and fiscal 1996, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. Included in the 1996 results is an after-tax non-recurring discontinuance charge of $2,450,000 ($.11 per share) recorded by Technologies to conform to the Company's methods of accounting.

- -----------------------------------------------------
                                 1996            1995
- -----------------------------------------------------
Net sales              $1,325,047,000  $1,200,252,000
Net income             $   24,704,000  $   27,741,000
Earnings per share             $ 1.07          $ 1.21

    On June 1, 1994, the Company acquired certain of the assets of the Zentronics Division of Westburne Industrial Enterprises Ltd. ("Westburne"), a Canadian corporation, and assumed certain of Westburne's liabilities for a purchase price of approximately $10,068,000. The transaction has been accounted for by the purchase method of accounting and the pro forma effects are not material. Operating results are included in the consolidated financial statements from the date of acquisition.

3.         NOTES PAYABLE AND LONG-TERM DEBT

SHORT-TERM:

   The Company has unsecured short-term lines of credit aggregating $40,000,000 available for use. The unsecured lines, which may be withdrawn at the option of the lenders, permit the Company to borrow at varying interest rates. Borrowings against these lines and related weighted average interest rates, at March 31, 1996, 1995 and 1994, are as follows:

- -----------------------------------------------------
                    1996         1995         1994
- -----------------------------------------------------
Borrowings      $21,000,000   $7,000,000   $2,000,000
Weighted
  average
  interest rate        6.08%        6.69%        5.75%

Long-Term:
   Long-term debt at March 31, 1996 and 1995 consisted of the following:

- -----------------------------------------------------

                               1996          1995
- -----------------------------------------------------
Revolving credit          $ 152,000,000  $ 41,000,000
9.79% Senior Notes           14,280,000    17,140,000
Obligations under
  capital leases              1,038,000     1,134,000
                          -------------  ------------
                            167,318,000    59,274,000
                          -------------  ------------
Less amounts due
  within one year             2,871,000     2,956,000
                          -------------  ------------
                          $ 164,447,000  $ 56,318,000
                          =============  ============

   The Company entered into a new credit agreement dated November 29, 1995 with five banks providing for up to an aggregate of $200,000,000 of unsecured borrowings on a revolving credit basis for two years. Interest rates on borrowings are based on various floating rate alternative pricing mechanisms. There is a commitment fee on the unborrowed amount and there is no prepayment penalty.

   Annual principal payments of $2,860,000 on the 9.79% Senior Notes are due each November 1 and continue through November 1, 2000 when the last payment of $2,840,000 is due. Interest is payable semi-annually.

   The terms of the credit agreement and Senior Note Purchase Agreement provide for, among other things, restrictions regarding the payment of cash dividends and purchase of the Company's Common Shares, limitations on other borrowings and capital expenditures, minimum working capital requirements and the maintenance of certain financial ratios. Unrestricted retained earnings available for dividends at March 31, 1996 under the most restrictive covenants are $17,965,000.

   Aggregate maturities of long-term debt for the next five fiscal years are:
1997--$2,871,000; 1998--$154,873,000; 1999--$2,874,000; 2000--$2,876,000 and
2001--$2,858,000.



                                        PIONEER-STANDARD ELECTRONICS, INC.    29

4.         LEASE COMMITMENTS

The Company is committed under lease agreements, which contain renewal options for periods up to twenty years, for certain facilities and equipment expiring at various dates to the year 2017.

   Amounts for capitalized leases are included in property and equipment at cost of $1,668,000 and $2,181,000 at March 31, 1996 and 1995, less accumulated amortization of $619,000 and $1,034,000 at March 31, 1996 and 1995,
respectively.

   Future minimum lease payments under capital leases and operating leases at March 31, 1996 are as follows:

                                Capital     Operating
                                 Leases        Leases
- -----------------------------------------------------
1997                        $   132,000   $ 5,075,000
1998                            132,000     4,474,000
1999                            132,000     3,982,000
2000                            132,000     1,711,000
2001                            132,000       628,000
Thereafter                    2,178,000     1,845,000
- -----------------------------------------------------
  Total minimum
   lease payments             2,838,000   $17,715,000
                                          ===========
  Less amount
   representing interest      1,800,000
                            -----------
  Present value of
   minimum lease
   payments                 $ 1,038,000
                            ===========

   Rental expense for operating leases was $4,230,000, $2,897,000 and $2,166,000 for 1996, 1995 and 1994, respectively.

5.         INCOME TAXES

The following is a reconciliation of the Company's effective income tax rate to the statutory rate:

                                 Liability Method
- ----------------------------------------------------
                              1996     1995     1994
- ----------------------------------------------------
Statutory rate                35.0%    35.0%    35.0%
Equity in undistributed
  (earnings) loss of
  50%-owned company             .1     (1.6)    (2.6)
Provision for state taxes      5.8      5.8      5.4
Foreign losses with
  unrecognized tax benefits     .6      1.1       --
Other items                     .6       .5       .1
                              ----------------------
Effective rate                42.1%    40.8%    37.9%
                              ======================

Deferred tax assets and liabilities as of March 31, 1996 and 1995 are presented below:

- -----------------------------------------------------
                                    1996         1995
- -----------------------------------------------------
Deferred tax assets:
  Capitalized inventory costs $1,842,000   $1,391,000
  Accrued expenses             3,322,000    1,674,000
  Allowance for doubtful
   accounts                    2,433,000    1,581,000
  Inventory valuation reserve  2,807,000      639,000
  Foreign losses                 691,000      450,000
  Other                        1,050,000      423,000
                              ----------   ----------
Deferred tax assets           12,145,000    6,158,000
Less valuation allowance        (691,000)    (450,000)
                              ----------   ----------
Total deferred tax assets     11,454,000    5,708,000
                              ----------   ----------
Deferred tax liabilities:
  Depreciation expense         1,325,000    1,335,000
  Other                        1,003,000      861,000
                              ----------   ----------
Total deferred tax liabilities 2,328,000    2,196,000
                              ----------   ----------
Net deferred tax assets       $9,126,000   $3,512,000
                              ==========   ==========

6.         COMMON SHARE PURCHASE
           RIGHTS PLAN

The Company maintains a Common Share Purchase Rights Plan whereby, until the occurrences of certain events, each share of the Company's outstanding common shares represents ownership of one right (Right). The Rights may only be exercised if a person or group acquires twenty percent (20%) or more of the Company's Common Shares, or announces a tender offer for at least twenty percent (20%) of the Company's Common Shares. The exercise price of each Right is $11.85 per Common Share subject to adjustment in certain events. The Rights trade with the Company's Common Shares until the Rights become exercisable.

   If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-exercise price, a number of the acquiring company's common shares (or other securities) having a market value at the time of twice the Right's then-current exercise price. In addition, if a person or group acquires twenty percent (20%) or more of the Company's Common Shares or certain specified transactions occur while a person or group beneficially owns twenty percent (20%) or more of such Common Shares, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's Common Shares having a market value of twice the Right's then-exercise price.

   Prior to the acquisition by a person or group of beneficial ownership of twenty percent (20%) or more of

30   PIONEER-STANDARD ELECTRONICS, INC.

the Company's Common Shares, the Rights are redeemable for $.003 per Right at the option of the Board of Directors. The Rights will expire May 10, 1999.

7.         STOCK OPTIONS

The Company has stock option plans which provide for the granting of options to employees and directors to purchase its Common Shares. These plans provide for nonqualified or incentive stock options.

    A stock option plan for non-employee directors was approved by shareholders on July 25, 1995 for the granting of a maximum of 75,000 Common Shares.

   The options under the Company's plans are priced at 100% of fair market value at date of grant and expire ten years from date of grant.

   No charges are made against income in accounting for stock options. Any tax benefits arising from the exercise of options are recognized when realized and credited to capital in excess of stated value. Transactions involving the stock option plans are summarized as follows:

- -----------------------------------------------------
                      Number     Average Option Price
                     of Shares         Per Share
- -----------------------------------------------------
Outstanding at
  March 31, 1993      654,919          $ 2.93
   Exercised         (318,262)         $ 2.56
   Granted            675,000          $ 6.11
   Forfeited           (2,250)         $ 6.11
- -----------------------------
Outstanding at
  March 31, 1994    1,009,407          $ 5.17
   Exercised          (70,332)         $ 5.82
   Granted            646,950          $12.06
   Forfeited           (4,275)         $11.33
- -----------------------------
Outstanding at
  March 31, 1995    1,581,750          $ 7.95
   Exercised         (124,442)         $ 5.87
   Granted            274,000          $14.99
   Forfeited         (110,734)         $10.53
- -----------------------------
Outstanding at
  March 31, 1996    1,620,574          $ 9.12
=============================
Exercisable at
  March 31, 1996      603,200          $ 6.84
=============================
Available for grant
  at March 31, 1996   565,107
=============================

8.         FINANCIAL INSTRUMENT SAND
           ESTIMATED FAIR VALUES

The Company uses forward exchange contracts to reduce exposure to foreign currency fluctuations. Gains or losses on forward contracts which hedge its net investment in its Canadian subsidiary are accrued in shareholders' equity. Gains or losses resulting from contracts which hedge specific transactions are in-cluded in net income offsetting the net income effect of the transaction creating the risk. As of March 31, 1996 there is one contract outstanding for the forward purchase of U.S. dollars against Canadian dollars in a notional amount of $1,000,000, which also approximates fair value at March 31, 1996. The contract matured on April 30, 1996 and was utilized to hedge U.S. dollar transactions of the Canadian subsidiary.

    On June 1, 1995 the Company entered into a five year interest rate swap agreement for a notional amount of $20,000,000 to reduce the impact of increases in interest rates on its outstanding floating rate debt. Under the agreement, the Company will pay interest at a fixed rate of 6.05% and will receive interest payments on the same notional amount at a floating rate based on 3 month LIBOR (London Interbank Offered Rate). This swap agreement has the effect of converting the floating rate of interest into a fixed rate of 6.05% on $20,000,000 of floating rate bank credit borrowings oustanding.

    The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

                                       1996
- -----------------------------------------------------
                              Carrying        Fair
                               Amount         Value
- -----------------------------------------------------
Cash                       $ 24,440,000  $ 24,440,000
Notes payable to banks       21,000,000    21,000,000
Long-term debt:
  9.79% Senior Notes         14,280,000    15,107,000
  Revolving credit
   borrowings               152,000,000   152,000,000
Gain on interest rate swap           --        75,000

                                       1995
- -----------------------------------------------------
                              Carrying        Fair
                               Amount         Value
- -----------------------------------------------------
Cash                       $  9,598,000   $ 9,598,000
Notes payable to banks        7,000,000     7,000,000
Long-term debt:
  9.79% Senior Notes         17,140,000    17,916,000
  Revolving credit
   borrowings                41,000,000    41,000,000

   The carrying amount of cash, notes payable to banks and revolving credit borrowings approximates fair value. The fair value of the Senior Notes is estimated using rates currently available for securities with similar terms and remaining maturities. The fair value of the interest rate swap is the amount at which it could be settled, based on market estimates.


                                           PIONEER-STANDARD ELECTRONICS, INC. 31

9 OPERATING WORKING CAPITAL CHANGES AND SUPPLEMENTAL INFORMATION FOR THE
  STATEMENTS OF CASH FLOWS

THE COMPONENTS OF THE CHANGES IN OPERATING WORKING CAPITAL WERE:
- --------------------------------------------------------------------------------------
                                                  1996            1995            1994
- --------------------------------------------------------------------------------------
Accounts receivable                       $(18,456,000)   $(47,595,000)   $(18,808,000)
Merchandise inventory                      (57,702,000)    (32,049,000)    (18,653,000)
Prepaid expenses                              (894,000)       (682,000)       (146,000)
Accounts payable                            41,911,000      35,879,000      22,566,000
Income taxes                                (3,107,000)        858,000         (31,000)
Accrued salaries, wages and commissions      2,156,000       1,480,000       2,073,000
Other accrued liabilities                    4,194,000       3,543,000       1,364,000
                                          --------------------------------------------
Increase in operating working capital     $(31,898,000)   $(38,566,000)   $(11,635,000)
                                          ============================================

SUPPLEMENTAL CASH FLOW INFORMATION:
- ------------------------------------------------------------------------------------------------------
                                                                   1996            1995           1994
- ------------------------------------------------------------------------------------------------------
Cash paid or received during the year for:
  Interest                                                 $  7,824,000    $  4,255,000   $  2,623,000
  Income taxes                                               21,195,000      17,064,000     12,659,000
                                                           ===========================================
Non-cash investing and financing activities:
  Common shares retired                                            --              --          614,000
                                                           ===========================================
Non-cash assets and liabilities of business acquired:
  Working capital                                          $ 57,817,000    $  7,684,000   $       --
  Intangible assets                                          33,208,000       2,174,000           --
  Other assets                                                5,648,000         210,000           --
  Long-term debt assumed                                    (30,000,000)           --             --
  Investment in 50%-owned company at date of acquisition    (16,790,000)           --             --
                                                           ===========================================

10 EMPLOYEE RETIREMENT PLAN

The Company maintains various profit-sharing and thrift plans for all employees meeting certain service requirements. Generally, the plans allow eligible employees to contribute a portion of their compensation, with the Company matching a percentage thereof. The Company may also make contributions each year for the benefit of all eligible employees under the plans. Total profit sharing and Company matching contributions were $2,622,000, $2,129,000 and $1,899,000 for 1996, 1995 and 1994, respectively.



32   PIONEER-STANDARD ELECTRONICS, INC.

REPORT OF INDEPENDENT AUDITORS

Shareholders and the Board of Directors
Pioneer-Standard Electronics, Inc.

We have audited the accompanying consolidated balance sheets of Pioneer-Standard Electronics, Inc. as of March 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer-Standard Electronics, Inc. at March 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

               /s/ Ernst & Young LLP



Cleveland, Ohio
May 1, 1996


                                         PIONEER-STANDARD ELECTRONICS, INC.   33

QUARTERLY FINANCIAL DATA


(unaudited)
- -------------------------------------------------------------------------------------------------------------
Fiscal Year                            First          Second            Third          Fourth
Ending March 31                      Quarter         Quarter          Quarter         Quarter            Year
- -------------------------------------------------------------------------------------------------------------
1996
Net sales                      $ 224,724,000   $ 234,913,000   $  263,940,000  $  381,704,000 $ 1,105,281,000
Gross profit                      43,610,000      45,356,000       47,550,000      66,136,000     202,652,000
Net income                         6,816,000       6,705,000        4,089,000       7,642,000      25,252,000
Net income per share                     .29             .29              .18             .33            1.09
- -------------------------------------------------------------------------------------------------------------
1995
Net sales                      $ 183,832,000   $ 194,423,000   $  212,433,000  $  241,464,000  $  832,152,000
Gross profit                      35,155,000      37,433,000       38,592,000      43,801,000     154,981,000
Net income                         5,965,000       5,649,000        6,130,000       7,265,000      25,009,000
Net income per share                     .26             .25              .27             .32            1.09
- -------------------------------------------------------------------------------------------------------------


The Company acquired the remaining 50% of the common stock of Pioneer/Technologies Group, Inc. on November 30, 1995. The consolidated statements include the operating results of Technologies from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Technologies under the equity method of accounting.


DIVIDEND INFORMATION AND PRICE RANGE OF COMMON SHARES

- -------------------------------------------------------------------------------------------------------------
Fiscal Year                       First           Second             Third           Fourth
Ending March 31                 Quarter          Quarter           Quarter          Quarter              Year
- -------------------------------------------------------------------------------------------------------------
1996
High                            $ 17.83          $ 19.25           $ 17.75          $ 15.75           $ 19.25
Low                               11.67            14.67             12.75            10.75             10.75
Dividends paid                     .023             .023               .03              .03              .106
- -------------------------------------------------------------------------------------------------------------
1995
High                            $ 12.45          $ 12.67           $ 13.17          $ 13.17           $ 13.17
Low                                9.67             9.17              9.50            10.67              9.17
Dividends paid                     .015              .02               .02              .02              .075
- -------------------------------------------------------------------------------------------------------------

As of May 1, 1996 there were 22,502,443 Common Shares of Pioneer-Standard Electronics, Inc. outstanding, and there were 2,401 shareholders of record.

The market price of Pioneer-Standard Electronics, Inc. Common Shares at the close of business May 1, 1996 was $15.75.

See Note 3 for information regarding dividend restrictions.

34   PIONEER-STANDARD ELECTRONICS, INC.