Form 10-K405, Exhibit 13
period 1997-03-31
PIONEER STANDARD ELECTRONICS INC
filed 1997-06-26
CIK 78749

                                                                      Exhibit 13

                              Management's Discussion and Analysis of Results of
                                              Operations and Financial Condition

Results of Operations
FISCAL 1997 COMPARED WITH FISCAL 1996

Sales

       Fiscal 1997 was the 11th consecutive year of record sales and the 25th year in the 26 years the Company has been public that sales increased. Net sales for the year ended March 31, 1997, of $1,508.7 million increased 37 percent over sales of the prior year of $1,105.3 million. Fiscal 1997 sales include the sales of Pioneer-Standard of Maryland, Inc., the Company's former 50 percent-owned affiliate, which Pioneer acquired on November 30, 1995. Including the former affiliate's sales on a pro forma basis for the entire 1996 fiscal year, net sales increased to $1,508.7 million from $1,325.0 million a year ago, or a 14 percent increase.

Product Line Sales

       The Company's products are classified into three broad categories: semiconductors, computer products, and interconnect, passive and electromechanical products.

       Semiconductors include microprocessors, memory devices, programmable logic devices, and analog and digital integrated circuits. Computer products include mid-range computer systems and high-end platforms, storage subsystems, software, servers, personal computers, display terminals and networking products. Interconnect, passive and electromechanical products are devices that move or use an electrical signal and include capacitors, connectors, resistors, potentiometers, switches and power conditioning equipment.

       All three of the Company's major product categories added to sales growth in fiscal 1997. Semiconductor products accounted for 41 percent of sales compared with 38 percent in 1996. Computer products comprised 39 percent of sales compared with 40 percent in 1996. Interconnect, passive and electromechanical products were 17 percent of sales versus 20 percent in 1996. Miscellaneous products accounted for 3 percent of sales in 1997 and 2 percent in 1996.

Gross Margins

       Fiscal 1997 gross margin was 17.2 percent compared with 18.3 percent in the prior year.

       The reduced gross margin in 1997 is primarily attributable to the effects of the inclusion of operations of the newly acquired affiliate and a weak pricing environment. As to the relative gross margin profitability of the Company's major product categories, the interconnect, passive and electromechanical group earned the highest gross margin percent in fiscal 1997, followed by the computer products group. The inclusion of certain high-volume, low-margin products in the semiconductor product line ranked semiconductors below the computer products group relative to the gross margin percent in 1997.

Operating Efficiencies

       Warehouse, selling and administrative expenses were 13.4 percent of sales in fiscal 1997 compared with 13.6 percent of sales in fiscal 1996. The current-year improvement reflects to some extent the leveraging of expenses on higher sales volume, as well as the effect of cost-cutting programs.

       Efficiencies were also realized with improved employee productivity, as well as through asset control. Sales per employee were $739,000 in fiscal 1997 compared with $671,000 the prior year. Sales per employee have reflected an average annual efficiency gain of approximately 14 percent over the past five years. Receivable collections (47 days in 1997) and inventory turnover (5.2 times in 1997) place Pioneer among the top of industry averages relative to asset turnover.

       Although the resulting operating profit in dollars was higher than in 1996, it was 3.8 percent of sales in fiscal 1997 compared with 4.7 percent of sales in fiscal 1996. The decline in the gross profit margin in 1997 more than offset the efficiencies gained with respect to operating expenses.

       Management expects margin pressures to continue in the next fiscal year.

Interest Expense

       Interest expense was $17.1 million in fiscal 1997 compared with $8.1 million for fiscal 1996. The increased interest expense is due to debt incurred to purchase the Company's former 50 percent-owned affiliate and to fund working capital and capital expenditures to support ongoing growth needs of the business.

Equity Interest

       The consolidated statements of income for fiscal years 1997 and 1996 include the operating results of Pioneer-Standard of Maryland from the date of acquisition, November 30, 1995. Prior to the acquisition, the Company accounted for its investment in the affiliate under the equity method of accounting. The equity interest in the net income of the former affiliate resulted in a net loss of $173,000 in fiscal 1996. This loss included Pioneer's 50 percent share ($1.2 million after tax, or 5 cents per share) of non-recurring discontinuance costs.

Taxes

       The effective tax rate, although trending downward during fiscal 1997, was 42.3 percent for the entire fiscal year 1997. The effective tax rate was
42.1 percent in fiscal 1996.

Net Income

       Primarily as a result of the factors noted above, the Company's net income for fiscal 1997 of $23.3 million was $2.0 million lower than the $25.3 million earned a year ago. The related earnings per share of $1.00 in fiscal 1997 compared with $1.09 in fiscal 1996.

Risk Control

       Systems are in place for continuous measurement and evaluation of foreign exchange exposures so that timely action can be taken when considered desirable. Reducing exposure to foreign currency fluctuations is an integral part of the Company's risk management program. Financial instruments in the form of forward exchange contracts are employed as one of the methods to reduce such risk. On June 1, 1995, the Company entered into a five-year interest rate swap agreement for a notional amount of $20 million to reduce the impact of increases in interest rates on its outstanding floating rate debt. Under the agreement, the Company will pay interest at a fixed rate of 6.05 percent and will receive interest payments on the same notional amount at a floating rate based on three-month LIBOR (London Interbank Offered Rate). This swap agreement has the effect of converting the floating rate of interest into a fixed rate of 6.05 percent on $20 million of floating rate bank credit borrowings outstanding. The Company does not enter into financial instruments for trading or speculative purposes.

       The Company extends credit based on customers' financial conditions, and generally collateral is not required. Credit losses are provided for in the financial statements when collections are in doubt.

       Inflation has had little effect on the Company's operations.

Other

       In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact would result in an increase in primary earnings per share for the years ended March 31, 1997, 1996 and 1995 of $.02, $.04 and $.03 per share, respectively. The impact of Statement No. 128 on the calculation of fully diluted earnings per share for these years was not material.

FISCAL 1996 COMPARED WITH FISCAL 1995

Sales

       Net sales for the year ended March 31, 1996, were $1,105.3 million, up 33 percent from $832.2 million in 1995. The Company's sales excluding the newly acquired affiliate increased 17 percent.

Pro Forma Effects of Acquisition

       On November 30, 1995, the Company acquired the remaining interest in the 50 percent-owned affiliate for $50 million in cash.

       The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and Pioneer-Standard of Maryland as if the acquisition had occurred at the beginning of fiscal 1995 and fiscal 1996, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. Included in the 1996 results is an after-tax non-recurring discontinuance charge of $2.45 million ($.11 per share) recorded by Pioneer-Standard of Maryland to conform to the Company's methods of accounting.


                                               1996                    1995
--------------------------------------------------------------------------------
Net sales                                 $1,325,047,000          $1,200,252,000
Net income                                $   24,704,000          $   27,741,000
Earnings per share                        $         1.07          $         1.21

Product Line Sales

       All three of the Company's major product categories added to sales growth in fiscal 1996. Semiconductor products accounted for 38 percent of sales compared with 37 percent in 1995. Computer products comprised 40 percent of sales compared with 38 percent in 1995. Interconnect, passive and electromechanical products were 20 percent of sales versus 22 percent in 1995. Miscellaneous products accounted for 2 percent of sales in 1996 and 3 percent in 1995.

Gross Margins

       The 1996 gross margin was 18.3 percent compared with 18.6 percent in 1995. Product line shifts were a factor in the change between gross margin percents of the two years. Inclusion of microprocessor sales, which earn a relatively low gross profit margin and are marketed through an efficient low-cost channel in the semiconductor category, resulted in the semiconductor gross margin percent ranking lower than the interconnect, passive and electromechanical group. Computer products had the lowest gross margin percent.

       The gross margin percent of the semiconductor products was below that of the other two categories in 1995 primarily due to the effect of the increased volume of the low-margin microprocessor sales in 1995.

Operating Efficiencies

       Warehouse, selling and administrative expenses in 1996 were 13.6 percent of sales compared with 13.4 percent in 1995. The slightly increased rate of operating expenses as a percent of sales in 1996 is in part a reflection of the Company's investment in various programs to foster growth and improve value-added offerings and customer service and satisfaction.

       The resulting operating profit amounted to $51.9 million, up 19 percent from the $43.7 million in 1995. Operating profit amounted to 4.7 percent of net sales in 1996 compared with 5.2 percent in 1995.

       On a weighted basis after giving effect to the acquisition of the affiliate, sales per employee were $671,000 in fiscal 1996.

Interest Expense

       Interest expense totaled $8.1 million in 1996 and $4.0 million in 1995. Total interest-bearing debt increased by $122.0 million during 1996 due principally to the additional indebtedness associated with funding the $50 million cash acquisition of the affiliate and assumption of its debt, which was refinanced. In addition, the increased interest expense in 1996 reflects additional debt incurred to fund working capital needs arising from increased sales volume and increased capital expenditures.

Equity Interest

       The equity interest in the net income of the former 50 percent-owned affiliate resulted in a loss of $173,000 during 1996 versus net income of $2.5 million in 1995. The amounts above include Pioneer's 50 percent share of the affiliate's net income, and in 1996 include the 50 percent share for only the first eight months prior to the acquisition on November 30, 1995. The $173,000 loss includes Pioneer's 50 percent share ($1.2 million after tax, or 5 cents per share) of non-recurring discontinuance costs.

       Pioneer-Standard of Maryland's sales for fiscal 1996 were $350.6 million compared with $368.1 million in 1995. Lower 1996 net sales reflected reduced microprocessor sales which earn a relatively low gross profit margin. However, the affiliate's traditional business sales volume without including microprocessors actually increased over the prior year. In both 1996 and 1995, microprocessor sales were reduced from a substantial buildup which had occurred in 1993 and 1994.

Taxes

       The effective tax rate was 42.1 percent in 1996 compared with 40.8 percent in 1995. The 1996 tax rate increase was due primarily to a decrease in the equity income amount of Pioneer-Standard of Maryland relative to the Company's total net income.

Net Income

       Despite the impact of non-recurring acquisition discontinuance costs and other factors outlined above, fiscal 1996 net income moved up one percent to a new record high of $25.3 million compared with $25.0 million in 1995.

       Earnings per share of $1.09 in 1996 matched the year-ago record of $1.09.

Liquidity and Capital Resources

       During fiscal 1997, the Company strengthened its capital structure. A Share Subscription Agreement and Trust was established to supplement the Company's annual cash flows; proceeds of a public offering of $150 million Senior Notes were applied to reduce bank borrowings; the Company's revolving credit facility was renegotiated; and net proceeds of $42.4 million from a 3.45 million common share issue were applied to reduce bank borrowings. As background, on November 30, 1995, the Company's debt increased by $80 million as a result of acquiring the remaining interest in its 50 percent-owned affiliate. Debt had also increased as a result of funding the ongoing working capital and capital spending needs of the business to the point where the Company entered the 1997 fiscal year with a debt-to-capital ratio of 56 percent. As a result of the Company's operations and various capital structure enhancements noted above, the Company ended fiscal 1997 with a reduced debt-to-capital ratio of 48 percent.

       Effective July 2, 1996, the Company entered into a Share Subscription Agreement and Trust (the "Trust") with Wachovia Bank of North Carolina, N.A., as Trustee, pursuant to which the Trustee subscribed for five million common shares of the Company, which will be paid for over the 15-year term of the Trust. The proceeds from the sale of the common shares will be used to fund Company obligations under various employee benefit plans and to pay cash bonuses and other similar employee-related Company obligations. Pursuant to Ohio law, the subscribed-for common shares are deemed to be issued and outstanding for voting and dividend purposes, but will not be fully paid and nonassessable until payment for such common shares is received as provided in the Trust. Due to the application of the treasury stock method, the five million common shares subscribed for by the Trust had no effect on earnings per share. As of March 31, 1997, none of the common shares had been released from the Trust to fund benefit plans.

       On August 12, 1996, the Company completed public offering of $150 million principal amount of 8 1/2 percent Senior Notes due 2006. The indebtedness evidenced by the Notes ranks pari passu in right of payment with all other unsubordinated indebtedness of the Company.

       Net proceeds from the sale of the 81/2 percent Notes were applied to the repayment of a portion of the borrowings under the Company's revolving credit facility. The remainder of the revolving credit facility was repaid with the proceeds of borrowings under a new revolving credit facility with four banks, effective August 12, 1996. The new revolving credit facility of $125 million has an initial term of three years and replaces the former $200 million facility, which was due to expire in 1997. As of March 31, 1997, borrowings under the new facility totaled $15 million.

       In addition to the revolving credit line, unsecured short-term lines of credit are available to the Company, whereby a maximum of $40 million may be borrowed to meet short-term fluctuations in cash needs. At March 31, 1997, the Company had $20.5 million outstanding borrowings under these short-term lines, leaving $19.5 million available for use.

       On March 12, 1997, the Company completed an underwritten public offering of 3.45 million common shares at a price of $13.00 per share. The net proceeds of $42.4 million were used to reduce amounts outstanding under the $125 million revolving credit facility.

       The Company continued investing in programs to stimulate and support future growth during fiscal 1997. Capital expenditures were $20.2 million in 1997 compared with $21.0 million in 1996. The spending in 1997 and 1996 is related largely to ongoing initiatives designed to improve efficiencies through computer enhancement of operating processes, as well as investments in value-added and warehousing operations. Management estimates that capital expenditures for the 1998 fiscal year will approximate $28.0 million. The planned increase reflects primarily initiatives designed to improve efficiencies through computer enhancement of operating processes.

       During fiscal 1997, total interest-bearing debt increased a net $8.6 million. This net increase in debt after applying proceeds of the equity offering is attributable to funding working capital requirements and capital expenditures. The ratio of interest-bearing debt to capitalization was 48 percent at March 31, 1997, compared with 56 percent a year ago.

       The Company maintains a strong financial position and excellent liquidity. Current assets increased by $31.6 million and current liabilities decreased by $42.1 million during the fiscal year ended March 31, 1997, resulting in an increase of $73.7 million in working capital. The decrease in liabilities is primarily attributable to a $40.7 million reduction in accounts payable levels reflecting payment timing differences. The current ratio was 2.5:1 at March 31, 1997, compared with 1.9:1 at March 31, 1996.

       The Company believes that cash generated from operations and amounts available under its lines of credit are presently sufficient to fund its working capital and capital expenditure requirements.

       Portions of this report contain current management expectations which may constitute forward- looking information. The Company's performance may differ materially from that contemplated by such statements for a variety of reasons, including, but not limited to: competition, dependence on the computer market and platform market, cyclical nature of the semiconductor market, inventory obsolescence and technology changes, and dependence on key suppliers.


                                                    Consolidated Balance Sheets

March 31, 1997, and 1996                                                             1997              1996
---------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:

Cash and cash equivalents                                                       $ 28,116,000      $ 24,440,000
Accounts receivable, less allowance for doubtful accounts
   (1997-$7,541,000, 1996-$6,982,000)                                            209,086,000       189,296,000
Merchandise inventory                                                            243,940,000       238,370,000
Prepaid expenses                                                                   6,633,000         2,922,000
Deferred income taxes                                                             10,282,000        11,454,000
---------------------------------------------------------------------------------------------------------------
     Total current assets                                                        498,057,000       466,482,000

INTANGIBLE AND OTHER ASSETS:
Intangible assets                                                                 39,260,000        42,446,000
Other assets                                                                       2,602,000         1,503,000

PROPERTY AND EQUIPMENT, AT COST:
Land                                                                                 828,000         1,070,000
Buildings                                                                          9,561,000        13,768,000
Furniture and equipment                                                           73,708,000        62,276,000
Leasehold improvements                                                             7,584,000         6,910,000
---------------------------------------------------------------------------------------------------------------
                                                                                  91,681,000        84,024,000
Less accumulated depreciation and amortization                                    39,087,000        35,345,000
---------------------------------------------------------------------------------------------------------------
     Net property and equipment                                                   52,594,000        48,679,000
---------------------------------------------------------------------------------------------------------------
                                                                               $ 592,513,000      $559,110,000
--------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Notes payable to banks                                                          $ 20,500,000      $ 21,000,000
Accounts payable                                                                 144,277,000       184,946,000
Income taxes                                                                       1,681,000         1,654,000
Accrued salaries, wages and commissions                                           11,489,000        13,017,000
Other accrued liabilities                                                         18,697,000        18,154,000
Long-term debt due within one year                                                 2,878,000         2,871,000
---------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                   199,522,000       241,642,000

LONG-TERM DEBT                                                                   173,587,000       164,447,000

DEFERRED INCOME TAXES                                                              5,425,000         2,328,000

SHAREHOLDERS' EQUITY:
Common shares, without par value, $.30 stated value: authorized 80,000,000 shares in 1997 and 40,000,000 in 1996; outstanding 31,034,545 shares
   (including 5,000,000 subscribed-for shares) in 1997
   and 22,498,510 shares in 1996                                                   9,228,000         6,667,000
Capital in excess of stated value                                                121,489,000        17,221,000
Retained earnings                                                                147,055,000       126,506,000
Unearned compensation                                                            (63,750,000)               --
Foreign currency translation adjustment                                              (43,000)          299,000
---------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                  213,979,000       150,693,000
---------------------------------------------------------------------------------------------------------------
                                                                                $592,513,000      $559,110,000
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



                                              Consolidated Statements of Income

Years ended March 31, 1997, 1996 and 1995                  1997                  1996                1995
--------------------------------------------------------------------------------------------------------------

Net sales                                              $1,508,709,000       $1,105,281,000       $832,152,000
Operating costs and expenses:
   Cost of goods sold                                   1,249,873,000          902,629,000        677,171,000
   Warehouse, selling and administrative expenses         201,449,000          150,704,000        111,302,000
--------------------------------------------------------------------------------------------------------------
                                                        1,451,322,000        1,053,333,000        788,473,000
--------------------------------------------------------------------------------------------------------------
Operating profit                                           57,387,000           51,948,000         43,679,000
Equity in earnings (loss) of 50%-owned company                     --             (173,000)         2,500,000
Interest expense                                          (17,066,000)          (8,136,000)        (3,966,000)
--------------------------------------------------------------------------------------------------------------
Income from operations before income taxes                 40,321,000           43,639,000         42,213,000

Provision for income taxes:

Federal
   Current                                                  9,598,000           16,779,000         14,517,000
   Deferred                                                 4,269,000           (2,304,000)        (1,107,000)
--------------------------------------------------------------------------------------------------------------
                                                           13,867,000           14,475,000         13,410,000
State                                                       3,200,000            3,912,000          3,794,000
--------------------------------------------------------------------------------------------------------------
                                                           17,067,000           18,387,000         17,204,000
--------------------------------------------------------------------------------------------------------------
Net income                                             $   23,254,000       $   25,252,000       $ 25,009,000
--------------------------------------------------------------------------------------------------------------
Income per common share:
Primary and fully diluted                                       $1.00                $1.09              $1.09
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                Consolidated Statements of Shareholders' Equity



Years ended March 31, 1997, 1996 and 1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                                           Foreign
                                              Stated value  Capital in                                    currency
                                  Common       of common     excess of      Retained       Unearned      translation
                                  shares         shares     stated value    earnings     compensation     adjustment       Total
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT
   MARCH 31, 1994               22,303,887     $6,609,000   $ 15,806,000  $ 80,325,000                                $102,740,000
Net income                                                                  25,009,000                                  25,009,000
Cash dividends
   ($.075 per share)                                                        (1,688,000)                                 (1,688,000)
Shares issued upon
   exercise of stock options        70,332         21,000        388,000                                                   409,000
Tax benefit related to
   exercise of stock options                                     124,000                                                   124,000
Foreign currency
   translation adjustment                                                                                 $(179,000)      (179,000)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT
   MARCH 31, 1995               22,374,219      6,630,000     16,318,000   103,646,000                     (179,000)   126,415,000
Net income                                                                  25,252,000                                  25,252,000
Cash dividends
   ($.106 per share)                                                        (2,392,000)                                 (2,392,000)
Shares issued upon
   exercise of stock options       124,442         37,000        693,000                                                   730,000
Tax benefit related to
   exercise of stock options                                     214,000                                                   214,000
Cash in lieu of fractional
   shares for stock split             (151)                       (4,000)                                                   (4,000)
Foreign currency
   translation adjustment                                                                                   478,000        478,000
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT
   MARCH 31, 1996               22,498,510      6,667,000     17,221,000   126,506,000                      299,000    150,693,000
Net income                                                                  23,254,000                                  23,254,000
Issuance of 3,450,000
   common shares                 3,450,000      1,035,000     41,331,000                                                42,366,000
Subscription of 5,000,000
   common shares                 5,000,000      1,500,000     62,250,000                 $(63,750,000)                          --
Cash dividends
   ($.12 per share)                                                         (2,705,000)                                 (2,705,000)
Shares issued upon
   exercise of stock options        86,035         26,000        468,000                                                   494,000
Tax benefit related to
   exercise of stock options                                     219,000                                                   219,000
Foreign currency
   translation adjustment                                                                                  (342,000)      (342,000)
---------------------------------------------------------------------------------------------------------------------------

BALANCE AT
   MARCH 31, 1997               31,034,545     $9,228,000   $121,489,000  $147,055,000   $(63,750,000)    $ (43,000)  $213,979,000
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                          Consolidated Statements of Cash Flows

Years ended March 31, 1997, 1996 and 1995                     1997           1996            1995
-------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                            $ 23,254,000    $ 25,252,000    $ 25,009,000
   Adjustments to reconcile net income to net cash
     used in operating activities:
       Depreciation                                         9,914,000       7,543,000       5,281,000
       Amortization                                         4,659,000       1,455,000         949,000
       Gain on sale of property and equipment                (221,000)             --              --
       Undistributed (earnings) loss of affiliate                  --         173,000      (2,500,000)
       Increase in operating working capital              (68,421,000)    (31,898,000)    (38,566,000)
       Increase in intangible assets                               --      (5,155,000)     (1,488,000)
       (Increase) decrease in other assets                 (1,099,000)         67,000        (225,000)
       Deferred taxes                                       4,269,000      (2,304,000)     (1,115,000)
-------------------------------------------------------------------------------------------------------
         Total adjustments                                (50,899,000)    (30,119,000)    (37,664,000)
-------------------------------------------------------------------------------------------------------
         Net cash used in operating activities            (27,645,000)     (4,867,000)    (12,655,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property and equipment                    (20,179,000)    (21,004,000)    (11,326,000)
   Acquisition of businesses, net of cash acquired                 --     (49,883,000)    (10,068,000)
   Proceeds from sale of property and equipment             1,468,000              --              --
-------------------------------------------------------------------------------------------------------
         Net cash used in investing activities            (18,711,000)    (70,887,000)    (21,394,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase (decrease) in short-term financing               (500,000)     14,000,000       5,000,000
   Increase (decrease) in revolving credit borrowings    (137,000,000)     81,000,000      37,000,000
   Principal payments under long-term debt obligations     (2,860,000)     (2,956,000)     (3,056,000)
   Proceeds from issuance of Senior Notes                 150,000,000              --              --
   Proceeds from issuance of common shares                 42,366,000              --              --
   Issuance of common shares under stock option plans         494,000         730,000         409,000
   Tax benefit related to exercise of stock options           219,000         214,000         124,000
   Dividends paid                                          (2,705,000)     (2,392,000)     (1,688,000)
   Cash in lieu of fractional shares for stock split               --          (4,000)             --
-------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities         50,014,000      90,592,000      37,789,000

EFFECT OF EXCHANGE RATE CHANGES ON CASH                        18,000           4,000         (96,000)
-------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH                                        3,676,000      14,842,000       3,644,000
-------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR             24,440,000       9,598,000       5,954,000
-------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                 $ 28,116,000    $ 24,440,000    $  9,598,000


See accompanying notes to consolidated financial statements.

                                     Notes to Consolidated Financial Statements

NOTE 1 - Operations and Significant
Accounting Policies

       The Company distributes a broad range of electronic components and computer products manufactured by others. These products are sold to original equipment manufacturers, value-added resellers, research laboratories, government agencies, and end users, including manufacturing companies, and service and other non-manufacturing organizations. The Company has operations in the United States and Canada.

       The Company maintains the following significant accounting policies:

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated. As discussed in Note 2, the Company acquired the remaining 50 percent of the common stock of Pioneer-Standard of Maryland, Inc. ("Maryland") on November 30, 1995. The consolidated statements include the operating results of Maryland from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Maryland under the equity method of accounting.

CASH EQUIVALENTS - The Company considers highly liquid instruments with a maturity of 90 days or less at date of purchase to be cash equivalents.

MERCHANDISE INVENTORY - Inventory is stated at the lower of cost (first-in, first-out basis) or market. The Company's inventory is constantly monitored for obsolescence. This review considers such factors as turnover, technical obsolescence, right-of-return status to suppliers and price protection offered by suppliers. Reserves for slow-moving and obsolete inventory at March 31 were $6,659,000 in 1997 and $8,777,000 in 1996.

LONG-LIVED ASSETS - Property and equipment are recorded at cost. The Company capitalizes costs associated with software developed for its own use. Depreciation and amortization is computed using the straight-line method based on the estimated useful lives of the assets as follows: buildings, 40 years; furniture, 10 years; equipment, five to 10 years; software, five to seven years; and leasehold improvements, the lease periods. Accelerated methods are used for tax reporting purposes.

       Intangible assets include the excess of cost over value assigned to net assets of purchased businesses, which are being amortized on the straight-line method over 40 years. Accumulated amortization at March 31 was $2,656,000 in 1997 and $1,574,000 in 1996. Impairment of long-lived assets and related intangible assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

FOREIGN CURRENCY - The assets and liabilities of Canadian operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, whereas income statement accounts are translated at the weighted average exchange rates for the year. The gains or losses resulting from these translations are recorded in a separate component of shareholders' equity. Gains or losses resulting from realized foreign currency transactions are included in net income.

ADVERTISING PROMOTION - All costs associated with advertising and promoting products are expensed in the year incurred. Advertising and promotion expense was $2,176,000 in 1997, $1,878,000 in 1996 and $1,580,000 in 1995.

STOCK-BASED COMPENSATION - The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

COMMON SHARES AND NET INCOME PER COMMON SHARE - Net income per common share is computed using the weighted average number of common shares and common share equivalents outstanding during the year of 23,235,870 in 1997, 23,127,486 in 1996 and 22,886,877 in 1995. Common share equivalents consist of shares issuable upon exercise of stock options computed by using the treasury stock method. Due to the application of the treasury stock method, the five million shares subscribed for by the Trust (see Note 6) have no effect on earnings per share. In addition, the subscribed-for shares are excluded when determining shareholders' equity per share.

USE OF ESTIMATES - The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include management's best estimates and judgments where applicable. Actual results could differ from those estimates.

PRESENTATION - Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

ACCOUNTING CHANGE - In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact would result in an increase in primary earnings per share for the years ended March 31, 1997, 1996 and 1995 of $.02, $.04 and $.03 per share, respectively. The impact of Statement No. 128 on the calculation of fully diluted earnings per share for these years was not material.


NOTE 2 - Acquisitions

       On November 30, 1995, the Company acquired the remaining 50 percent of the common stock of Pioneer-Standard of Maryland, Inc. for $50 million in cash. The acquisition was accounted for by using the purchase method of accounting. Prior to the acquisition, the Company accounted for its investment in Maryland under the equity method of accounting.

       The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and Maryland as if the acquisition had occurred at the beginning of fiscal 1995 and fiscal 1996, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. Included in the 1996 results is an after-tax non-recurring discontinuance charge of $2.45 million ($.11 per share) recorded by Maryland to conform to the Company's methods of accounting.

                            1996              1995
--------------------------------------------------------

Net sales              $1,325,047,000     $1,200,252,000
Net income             $   24,704,000     $   27,741,000
Earnings per share     $         1.07     $         1.21

       On June 1, 1994, the Company acquired certain assets of the Zentronics Division of Westburne Industrial Enterprises Ltd. ("Westburne"), a Canadian corporation, and assumed certain of Westburne's liabilities for a purchase price of approximately $10,068,000. The transaction has been accounted for by the purchase method of accounting and the pro forma effects are not material. Operating results are included in the consolidated financial statements from the date of acquisition.

NOTE 3 - Notes Payable and Long-Term Debt
Notes Payable:

       The Company has unsecured short-term lines of credit aggregating $40 million available for use. The unsecured lines, which may be withdrawn at the option of the lenders, permit the Company to borrow at varying interest rates. Borrowings against these lines at March 31, 1997, and 1996 and related weighted average interest rates are as follows:

                                   1997                  1996
---------------------------------------------------------------------

Borrowings                      $20,500,000           $21,000,000
---------------------------------------------------------------------

Weighted average                     7.59%                6.08%
   interest rate

Long-Term Debt:

       Long-term debt at March 31, 1997, and 1996 consisted of the following:


                           1997             1996
-----------------------------------------------------

Revolving credit       $ 15,000,000     $152,000,000
8.5% Senior Notes       150,000,000               --
9.79% Senior Notes       11,420,000       14,280,000
Other                        45,000        1,038,000
-----------------------------------------------------
                        176,465,000      167,318,000

Less amounts due
   within one year        2,878,000        2,871,000
-----------------------------------------------------
                       $173,587,000     $164,447,000

-----------------------------------------------------

       The Company entered into a new revolving credit facility dated August 12, 1996, with four banks providing for up to an aggregate amount of $125 million of unsecured borrowings on a revolving credit basis for an initial term of three years. In addition, on an annual basis, the facility may be extended for a three-year period with the consent of all members of the bank group. Interest rates on borrowings are based on various floating rate alternative pricing mechanisms. There is a commitment fee ranging from .25 percent to .375 percent on the unborrowed amount and there is no prepayment penalty.

       In August 1996, the Company completed a public offering of $150 million principal amount of its 8.5 percent Senior Notes due August 2006. Interest is payable semi-annually. The net proceeds from the sale of the Notes were applied to the repayment of a portion of the borrowings under the Company's revolving credit facility. The indenture under which the Notes were issued limits the creation of liens; sale and leaseback transactions; consolidations, mergers and transfers of all or substantially all of the Company's assets; and indebtedness of the Company's restricted subsidiaries. The Notes are subject to mandatory repurchase by the Company at the option of the holders in the event of a change in control of the Company.

       Annual principal payments of $2.86 million on the 9.79 percent Senior Notes are due each November 1 and continue through November 1, 2000, when the last payment of $2.84 million is due. Interest is payable semi-annually.

       The terms of the credit agreement and 9.79 percent Senior Note Purchase Agreement provide for, among other things, restrictions regarding the payment of cash dividends and purchase of the Company's common shares, limitations on other borrowings and capital expenditures, minimum working capital requirements and the maintenance of certain financial ratios. Unrestricted retained earnings available for dividends at March 31, 1997, under the most restrictive covenants are $24,336,000.

       Aggregate maturities of long-term debt for the next five fiscal years are: 1998 - $2,878,000; 1999 - $2,882,000; 2000 - $17,860,000; 2001 -
$2,840,000; and 2002 - $-0-.

NOTE 4 - Lease Commitments

       The Company is committed under lease agreements ranging up to eight years, which contain renewal options for periods up to 10 years, for certain facilities and equipment.

       Future minimum lease payments for operating leases at March 31, 1997, are: 1998, $6,209,000; 1999, $5,615,000; 2000, $3,156,000; 2001, $1,908,000;
2002, $1,117,000; and $1,609,000 thereafter.

       Rental expense for operating leases was $6,416,000, $4,230,000 and $2,897,000 for 1997, 1996 and 1995, respectively.

NOTE 5 - Income Taxes

       The following is a reconciliation of the Company's effective income tax rate to the Federal statutory rate:

                                1997       1996      1995
--------------------------------------------------------------------------------
Statutory rate                  35.0%      35.0%     35.0%
Equity in undistributed
   (earnings) loss of
   50%-owned company              --         .1      (1.6)
Provision for state taxes        5.2        5.8       5.8
Foreign losses with
   (recognized) unrecog-
   nized tax benefits            (.3)        .6       1.1
Non-deductible and other         2.4         .6        .5
---------------------------------------------------------
Effective rate                  42.3%      42.1%     40.8%

--------------------------------------------------------------------------------
       Deferred tax assets and liabilities as of March 31, 1997, and 1996 are presented below:

                                         1997             1996
--------------------------------------------------------------------------------
Deferred tax assets:
   Capitalized inventory costs     $  2,426,000      $  1,842,000
   Accrued expenses                   2,894,000         3,322,000
   Allowance for doubtful
     accounts                         2,665,000         2,433,000
   Inventory valuation reserve        1,646,000         2,807,000
   Foreign losses                       572,000           691,000
   Other                                651,000         1,050,000
-----------------------------------------------------------------
                                     10,854,000        12,145,000

Less valuation allowance               (572,000)         (691,000)
-----------------------------------------------------------------
Total deferred tax assets            10,282,000        11,454,000
Deferred tax liabilities:
   Depreciation expense               1,688,000         1,325,000
   Software amortization              3,677,000                --
   Other                                 60,000         1,003,000
-----------------------------------------------------------------
Total deferred tax liabilities        5,425,000         2,328,000
-----------------------------------------------------------------
Net deferred tax assets             $ 4,857,000       $ 9,126,000
--------------------------------------------------------------------------------

NOTE 6 - Shareholders' Equity

       On July 2, 1996, the Company entered into a Share Subscription Agreement and Trust (the "Trust") with Wachovia Bank of North Carolina, N.A., as Trustee whereby the Trustee subscribed for five million common shares of the Company, which will be paid for over the 15-year term of the Trust. The proceeds from the sale or direct use of the common shares over the life of the Trust will be used to fund Company obligations under various benefit plans. As of March 31, 1997, no shares have been released from the Trust. The following details the fair market value of the five million common shares subscribed for by the Trust reflected in shareholders' equity at March 31, 1997:

-----------------------------------------------------
Common shares at stated value
   (5,000,000 @ $.30)                  $  1,500,000

Capital in excess of stated value
   (5,000,000 shares)                    62,250,000

Unearned compensation
   (5,000,000 shares @

   $12.75 fair market value)            (63,750,000)
-----------------------------------------------------
Net effect on shareholders' equity              $--
-----------------------------------------------------

       On March 12, 1997, the Company completed an underwritten public offering of 3.45 million common shares at a price of $13.00 per share. The net proceeds from the offering of approximately $42,366,000 were used to repay a portion of the indebtedness outstanding under the Company's revolving credit facility.

       The Company maintains a Common Share Purchase Rights Plan whereby, until the occurrences of certain events, each share of the Company's outstanding common shares represents ownership of one right (Right). The Rights may be exercised only if a person or group acquires 20 percent or more of the Company's common shares, or announces a tender offer for at least 20 percent of the Company's common shares. The exercise price of each Right is $11.85 per common share, subject to adjustment in certain events. The Rights trade with the Company's common shares until the Rights become exercisable.

       If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-exercise price, a number of the acquiring Company's common shares (or other securities) having a market value at the time of twice the Right's then-current exercise price. In addition, if a person or group acquires 20 percent or more of the Company's common shares or certain specified transactions occur while a person or group beneficially owns 20 percent or more of such common shares, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice the Right's then-exercise price.

       Prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's common shares, the Rights are redeemable for $.003 per Right at the option of the Board of Directors. The Rights will expire May 10, 1999.

NOTE 7 - Stock Options

       The Company has stock option plans which provide for the granting of options to employees and directors to purchase its common shares. These plans provide for nonqualified or incentive stock options.

       Options are granted at the fair market value of the Company's common shares on the date of grant and expire 10 years from date of grant. The Company makes no recognition of the options in the financial statements until they are exercised. Pro forma disclosures are provided for 1997 and 1996 as if the Company adopted the cost recognition requirements under Financial Accounting Standard No. 123 (SFAS 123) - "Accounting for Stock-Based Compensation." Transactions involving the stock option plans are summarized as follows:


                                                                      Average
                                                     Number        Option Price
                                                   of Shares        per Share
--------------------------------------------------------------------------------

Outstanding at March 31, 1994                       1,009,407      $    5.17
   Exercised                                          (70,332)     $    5.82
   Granted                                            646,950      $   12.06
   Forfeited                                           (4,275)     $   11.33
--------------------------------------------------------------------------------
Outstanding at March 31, 1995                       1,581,750      $    7.95
   Exercised                                         (124,442)     $    5.87
   Granted                                            274,000      $   14.99
   Forfeited                                         (110,734)     $   10.53
--------------------------------------------------------------------------------
Outstanding at March 31, 1996                       1,620,574      $    9.12
   Exercised                                          (86,035)     $    5.74
   Granted                                              7,500      $   15.25
   Forfeited                                          (59,053)     $   11.68
--------------------------------------------------------------------------------
Outstanding at March 31, 1997                       1,482,986      $    9.24
Exercisable at
   March 31, 1997                                     863,435      $    8.86
Available for grant at
   March 31, 1997                                     616,660
--------------------------------------------------------------------------------


       The fair market value of each option granted during 1997 and 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend yield of 1.0 percent, (2) expected volatility of 34.0 percent, (3) risk-free interest rate of 6.39 percent and (4) expected life of eight years.

       The weighted average fair value of options granted during 1997 and 1996 was $7.27 and $7.14, respectively.

       If compensation expense had been recognized for the 1997 and 1996 grants for stock-based compensation plans in accordance with provisions of SFAS 123, the Company would have recorded net income and earnings per share of $22,603,000 and $.97, respectively, in 1997. The pro forma effect for 1996 would have been immaterial.

       The impact of applying SFAS 123 in this pro forma disclosure is not indicative of future amounts. SFAS 123 does not apply to grants prior to March 31, 1995, and additional grants in future years are anticipated.

NOTE 8 - Financial Instruments and Estimated Fair Values

       The Company uses forward exchange contracts to reduce exposure to foreign currency fluctuations. Gains or losses on forward contracts which hedge its net investment in its Canadian subsidiary are accrued in shareholders' equity. Gains or losses resulting from contracts which hedge specific transactions are included in net income offsetting the net income effect of the transaction creating the risk. As of March 31, 1997, there is one contract outstanding for the forward sale of U.S. dollars against Canadian dollars in a notional amount of $2.4 million, which also approximates fair value at March 31, 1997. The contract matured on April 30, 1997, and was utilized to hedge U.S. dollar transactions of the Canadian subsidiary.

       On June 1, 1995, the Company entered into a five-year interest rate swap agreement for a notional amount of $20 million to reduce the impact of increases in interest rates on its outstanding floating rate debt. Under the agreement, the Company will pay interest at a fixed rate of 6.05 percent and will receive interest payments on the same notional amount at a floating rate based on three-month LIBOR (London Interbank Offered Rate). This swap agreement has the effect of converting the floating rate of interest into a fixed rate of 6.05 percent on $20 million of floating rate bank credit borrowings outstanding.


                                                 1997                           1996
---------------------------------------------------------------------------------------------------
                                     Carrying           Fair           Carrying         Fair
                                      Amount            Value           Amount          Value
---------------------------------------------------------------------------------------------------
Cash                               $ 28,116,000     $ 28,116,000     $ 24,440,000     $ 24,440,000
Notes payable to banks               20,500,000       20,500,000       21,000,000       21,000,000
Long-term debt:
   8.5% Senior Notes                150,000,000      151,084,000               --               --
   9.79% Senior Notes                11,420,000       11,887,000       14,280,000       15,107,000
   Revolving credit borrowings       15,000,000       15,000,000      152,000,000      152,000,000
Interest rate swap                           --          363,000               --           75,000

---------------------------------------------------------------------------------------------------

       The fair value of the Senior Notes is estimated using rates currently available for securities with similar terms and remaining maturities. The fair value of the interest rate swap is the amount at which it could be settled, based on market estimates.


NOTE 9 - Operating Working Capital Changes and Supplemental Information for the Statements of Cash Flows

       The components of the changes in operating working capital were:


                                                 1997              1996           1995
---------------------------------------------------------------------------------------------
Accounts receivable                         $(20,002,000)     $(18,456,000)     $(47,595,000)
Merchandise inventory                         (5,712,000)      (57,702,000)      (32,049,000)
Prepaid expenses                              (3,712,000)         (894,000)         (682,000)
Accounts payable                             (40,675,000)       41,911,000        35,879,000
Income taxes                                     232,000        (3,107,000)          858,000
Accrued salaries, wages and commissions       (1,520,000)        2,156,000         1,480,000
Other accrued liabilities                      2,968,000         4,194,000         3,543,000
---------------------------------------------------------------------------------------------
Increase in operating working capital       $(68,421,000)     $(31,898,000)     $(38,566,000)

---------------------------------------------------------------------------------------------

       Supplemental cash flow information:

                                                                  1997             1996            1995
-----------------------------------------------------------------------------------------------------------

Cash paid during the year for:
   Interest                                                   $15,260,000     $  7,824,000      $ 4,255,000
   Income taxes                                                16,471,000       21,195,000       17,064,000
-----------------------------------------------------------------------------------------------------------
Non-cash assets and liabilities of business acquired:
   Working capital                                                     --     $ 57,817,000      $ 7,684,000
   Intangible assets                                                   --       33,208,000        2,174,000
   Other assets                                                        --        5,648,000          210,000
   Long-term debt assumed                                              --      (30,000,000)              --
   Investment in 50%-owned company at date of acquisition              --      (16,790,000)              --
-----------------------------------------------------------------------------------------------------------

NOTE 10 - Employee Retirement Plans

       The Company maintains various profit-sharing and thrift plans for all employees meeting certain service requirements. Generally, the plans allow eligible employees to contribute a portion of their compensation, with the Company matching a percentage thereof. The Company may also make contributions each year for the benefit of all eligible employees under the plans. Total profit sharing and Company matching contributions were $3,034,000, $2,622,000 and $2,129,000 for 1997, 1996 and 1995, respectively.

                                                 Report of Independent Auditors

Shareholders and the Board of Directors
PIONEER-STANDARD ELECTRONICS, INC.

       We have audited the accompanying consolidated balance sheets of Pioneer-Standard Electronics, Inc. as of March 31, 1997, and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer-Standard Electronics, Inc. at March 31, 1997, and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Cleveland, Ohio
May 1, 1997

                                                       Quarterly Financial Data

(unaudited)
------------------------------------------------------------------------------------------------------------
Fiscal Year                   First          Second           Third          Fourth
Ending March 31              Quarter         Quarter         Quarter         Quarter            Year
------------------------------------------------------------------------------------------------------------
1997
Net sales                $375,156,000     $357,683,000     $384,385,000     $391,485,000     $1,508,709,000
Gross profit               66,166,000       61,286,000       64,924,000       66,460,000        258,836,000
Net income                  6,151,000        4,533,000        5,625,000        6,945,000         23,254,000
Net income per share              .27              .20              .24              .29               1.00
------------------------------------------------------------------------------------------------------------
1996
Net sales                $224,724,000     $234,913,000     $263,940,000     $381,704,000     $1,105,281,000
Gross profit               43,610,000       45,356,000       47,550,000       66,136,000        202,652,000
Net income                  6,816,000        6,705,000        4,089,000        7,642,000         25,252,000
Net income per share              .29              .29              .18              .33               1.09
------------------------------------------------------------------------------------------------------------


       The Company acquired the remaining 50 percent of the common stock of Pioneer-Standard of Maryland, Inc. on November 30, 1995. The consolidated statements include the operating results of Maryland from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Maryland under the equity method of accounting.

Dividend Information and Price Range of Common Shares




Fiscal Year                    First          Second           Third           Fourth
Ending March 31              Quarter         Quarter         Quarter          Quarter           Year
------------------------------------------------------------------------------------------------------

1997

High                          $16.50          $14.25           $13.75          $15.63          $16.50
Low                            12.50           11.00            10.25           12.50           10.25
Close                          13.25           11.25            13.13           12.75           12.75
Dividends paid                   .03             .03              .03             .03             .12
------------------------------------------------------------------------------------------------------
1996

High                          $17.83          $19.25           $17.75          $15.75          $19.25
Low                            11.67           14.67            12.75           10.75           10.75
Close                          16.33           17.50            13.25           15.38           15.38
Dividends paid                  .023            .023              .03             .03            .106
------------------------------------------------------------------------------------------------------

       As of May 1, 1997, there were 31,056,782 common shares (including 5,000,000 subscribed-for common shares - see Note 6) of Pioneer-Standard Electronics, Inc. outstanding, and there were 2,895 shareholders of record.

       The market price of Pioneer-Standard Electronics, Inc. common shares at the close of business May 1, 1997, was $12.25.


See Note 3 for information regarding dividend restrictions.


                                                                                                           Financial Review
                                                                                            Five-Year Summary of Operations
                                                                             (Dollars in thousands except per share amounts)



For the Year Ended March 31                      1997            1996              1995           1994              1993
---------------------------------------------------------------------------------------------------------------------------
Combined Sales
(Pioneer-Standard Electronics, Inc. and
  Pioneer-Standard of Maryland, Inc.)       $ 1,508,709     $  1,325,047      $ 1,200,252     $ 1,002,758     $   714,021
 Pioneer-Standard Electronics, Inc.
   Net Sales                                  1,508,709        1,105,281          832,152         580,757         430,013
   Interest Expense                              17,066            8,136            3,966           2,687           3,581
   Income Before Income Taxes and
     Equity in Earnings of
     Pioneer-Standard of Maryland, Inc.          40,321           43,812           39,713          28,702          17,480
   Equity in Earnings (Loss) of
     Pioneer-Standard of Maryland, Inc.              --             (173)           2,500           3,001           2,505
   Income Taxes                                  17,067           18,387           17,204          12,027           7,072
   Net Income                                    23,254           25,252           25,009          19,676          12,913
---------------------------------------------------------------------------------------------------------------------------
Year-End Position
   Accounts Receivable                          209,086          189,296          133,987          81,155          62,347
   Inventory                                    243,940          238,370          123,008          85,754          67,101
   Working Capital                              298,535          224,840          131,438          85,132          70,781
   Net Property and Equipment                    52,594           48,679           30,929          25,572          23,159
   Total Assets                                 592,513          559,110          327,415         220,039         171,860
   Long-Term Debt                               173,587          164,447           56,318          22,272          21,328
   Shareholders' Equity                         213,979          150,693          126,415         102,740          84,117
   Weighted Average Shares Outstanding       23,235,870       23,127,486       22,886,877      22,677,034      20,674,152
   Average Number of Employees                    2,042            1,647            1,213           1,003             940
---------------------------------------------------------------------------------------------------------------------------
Per Share Data
   Net Income per Share                            1.00             1.09             1.09             .87             .63
   Cash Dividends Paid per Share                    .12             .106             .075            .058            .049
   Shareholders' Equity per Share                  8.22             6.70             5.65            4.61            3.82
   Price Range of Common Shares
     High                                         16.50            19.25            13.17           12.55            8.89
     Low                                          10.25            10.75             9.17            5.33            3.11
---------------------------------------------------------------------------------------------------------------------------
Measurement Data
   Gross Margin Percent of Sales                   17.2             18.3             18.6            19.8            21.7
   Net Income Percent of Sales                      1.5              2.3              3.0             3.4             3.0
   Net Income Percent of
     Average Shareholders' Equity                  14.2             18.2             21.8            21.1            18.2
   Sales Per Employee                               739              671              686             579             457
   Accounts Receivable Days
     Outstanding at Year-End                         47               45               47              43              45
   Turns on Annual Average Inventory                5.2              5.4              6.5             6.1             5.3
   Interest-Bearing Debt Percent
     of Equity Plus Debt                             48               56               34              21              22
---------------------------------------------------------------------------------------------------------------------------

The Company acquired the remaining 50 percent of the common stock of Pioneer-Standard of Maryland, Inc. on November 30, 1995. The consolidated statements include the operating results of Maryland from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Maryland under the equity method of accounting.

34