Form 10-K405, Exhibit 13
period 1998-03-31
PIONEER STANDARD ELECTRONICS INC
filed 1998-06-17
CIK 78749

                                                                    Exhibit 13

                          Pioneer-Standard Electronics

                                      1998

                                  annual report

                                   [Graphic]

                               Expanding our reach

Pioneer-Standard Electronics, Inc., one of the largest international distributors of industrial electronic components and computer products, became a $2 billion company on March 31, 1998, with the completion of its acquisition of Dickens Data Systems. Pioneer-Standard has operations throughout North America and provides access to international markets through its strategic alliances with World Peace Industrial Co., Ltd., based in Taiwan, and Eurodis Electron PLC, headquartered near London, England.





                  As a distributor of computer products, Pioneer-Standard sells mid-range and high-end computer systems, personal computers, software, peripherals and services from the industry's foremost suppliers to large corporations and value-added resellers (VARs). Pioneer-Standard offers a full complement of value-added services, including systems integration and enterprise network consulting.

                  As a distributor of electronic components, Pioneer-Standard sells semiconductors; interconnect, passive and electromechanical components; and system products from leading suppliers to original equipment manufacturers and VARs. Through value-added services such as component kitting, turnkey and sub-assembly; device programming; power products integration; systems integration; and integrated inventory logistics, Pioneer-Standard assists customers in bringing their products to market more quickly and cost effectively.




                  Pioneer-Standard Fiscal Year 1998 Sales

                   [PIE CHART]                             [PIE CHART]

              Computer Products       44%         Computer Products       54%
              Electronic Components   56%         Electronic Components   46%

            FY 1998 actual: $1.7 billion     FY 1998 pro forma, with acquisition
                                             of Dickens Data Systems: $2 billion

CONTENTS

Financial Highlights                        1

Letter to Shareholders                      2

Strategic Investments to Fuel Growth        6

People Make the Difference                  10

Value-Added Services: Tailor-Made           13
    and Distinctive

Financial Review                            18

Corporate Directory                         37

Shareholder Information                     37



FINANCIAL HIGHLIGHTS

Fiscal years ended March 31                                   1998              1997              1996
---------------------------------------------------------------------------------------------------------------------------



Net sales                                        $1,685,265,000     $1,508,709,000     $1,105,281,000
Income before income taxes                           52,233,000         40,321,000         43,639,000
Provision for income taxes                           21,624,000         17,067,000         18,387,000
Net income                                          $30,497,000        $23,254,000        $25,252,000
 ...........................................................................................................................

Per share data
     Diluted net income                                   $1.14              $1.00              $1.09
     Dividends                                              .12                .12               .106
     Shareholders' equity                                  9.30               8.22               6.70
Weighted average shares outstanding                  26,949,333         23,235,870         23,127,486
 ...........................................................................................................................




                                                                              1)

To Our Fellow Shareholders

For Pioneer-Standard, fiscal 1998 was a challenging year competitively and an extraordinary year strategically. In addition to achieving record sales in an intensely competitive environment, we executed a progressive expansion strategy that will serve us well this year and for years to come. We enter fiscal 1999 well positioned for growth.

Sales in 1998 totaled $1.7 billion, a 12 percent increase over sales of $1.5 billion in the prior year. Substantial contributions came from our computer products business, which accounted for 44 percent of Company sales. On the electronic components side of our business, which accounted for 56 percent of sales, interconnect, passive and electromechanical products increased significantly over last year. Mitigating these gains was a tough semiconductor market that continues to be challenged by overcapacity.

An unexpected pause occurred in our portion of the computer products market in January and February. With our expanding customer base and a strong companywide sales effort, we rebounded in March and finished the fourth quarter strong, making for a satisfactory year.

Net income reached $30.5 million, a 31 percent increase over net income of $23.3 million in 1997. Diluted earnings per share of $1.14 were 14 percent higher than the previous year's $1.00 per share.

Our interest expense rose, largely to fund working capital needs and increased capital spending to support the growth of the business. Operating expenses as a percentage of sales remained flat with last year, partly because of the weakness in semiconductor sales, but also as a result of calculated business decisions. We added sales personnel and continued with a multi-year investment in the largest capital spending project in our history: a computer system platform upgrade to enhance information management and decision support.



                                         Arthur Rhein, left, and James L. Bayman


2)

                                     [Photo]

An Expanded Presence in Key Markets

We expanded our reach in 1998 with a major acquisition and our emergence as a global presence. As the year closed, we became the leading North American distributor of IBM(R) computer systems, peripherals and services with our acquisition of Dickens Data Systems. This move enhances the strategic position we already had established with IBM, and offers us significant growth opportunities from the combined companies' value-added capabilities and expanded customer base.

We acted on our pledge to expand our international presence with our purchase of an equity interest in World Peace Industrial Co., Ltd. of Taiwan, one of the largest and fastest-growing distributors of industrial electronic components in the critical Asia-Pacific region, with 1997 revenues approximating $350 million. Further extension of our worldwide capabilities came with our purchase of an equity interest in London-based Eurodis Electron PLC, one of Europe's largest distributors of electronic components, with 1997 revenues of nearly $500 million. In both cases, we have the option of increasing our ownership.

These affiliations enable us to seamlessly meet the needs of our customers and suppliers with expanded coverage in key world markets. Our growing ability to access markets in North America, Asia-Pacific and Europe gives us an expanded market reach of nearly $3 billion.

Supporting Our Growth Strategy

With a continuing focus on exceeding customer expectations, we added several high-quality product lines and joined with independent software vendors and our suppliers to deliver complete solutions. We also reinforced our relationships with specific customer segments by creating business units dedicated to their particular needs.

For example, within the computer business, we formed KeyLink(SM) Systems to support our value-added resellers. Within the components division, we launched Electronic Manufacturing Services, a sales unit serving the rapidly growing contract manufacturing community.

We drew upon the wealth of leadership and expertise we possess to guide and advance our long-term growth strategy. Tom Pitera was named president of the Industrial Electronics Division, and Robert J. Bailey and Peter J. Coleman were promoted to senior vice presidents in the Computer Systems and Services Division. Jim Jefferies was appointed vice president, worldwide marketing, and Jeff Levine was named vice president, operations. All these executives are Pioneer-Standard veterans with extensive industry experience.




4)

             "We expanded our reach in 1998 with a major acquisition
                    and our emergence as a global presence."


We feel strongly about recognizing people for their contributions. Our success rests on the ability of our employees to build long-term relationships with customers and suppliers, as well as with other Pioneer-Standard people. The accomplishments of the past year bring credit to all our dedicated employees. We are proud to be associated with them.

Positioned for Progress

We enter fiscal 1999 with enthusiasm and a keen sense of optimism about the opportunities that await us. We anticipate progressive sales growth, and expect to benefit from our firm commitment to reduce operating expenses as a percentage of sales.

The acquisition of Dickens secures our standing in the mid-range computer market, the fastest-growing segment of the computer industry. Computer product sales are growing, and our strong relationships with industry leaders such as Compaq, Digital, IBM and Intel bode well for the future.

In the electronic components industry, we see the continuation of pricing and margin pressures. We expect semiconductors to remain a particular challenge because of excess supply versus demand. The industrial distribution industry continues to consolidate, and we intend to participate in that trend through selective acquisitions. We will be disciplined but assertive in positioning ourselves as a favored consolidator.

In accord with our long-term strategic plan for growth, we will develop and expand our international relationships and strengthen alliances with leading suppliers, with the aim of offering our customers a full spectrum of technology solutions. We also will continue to enhance the industry-leading value-added services that differentiate us. Finally, we will invest in the training of top-quality people and in leading-edge information technology, which is critical to the success of all our initiatives.

We have a solid foundation on which to build, thanks in large part to the strategic strides we made in 1998. We owe a large debt of gratitude to all our constituents. Your interest and support are fundamental to our progress, and we deeply appreciate the confidence you have shown in Pioneer-Standard.


Sincerely,


/s/ James L. Bayman                        /s/ Arthur Rhein

James L. Bayman                            Arthur Rhein
Chairman and                               President and
Chief Executive Officer                    Chief Operating Officer

                                                                              5)

Strategic Investments to Fuel Growth

In fiscal 1998, Pioneer-Standard began executing a vigorous expansion strategy to meet customer demands for global logistical support, design assistance, materials management and manufacturing, and to fill supplier needs for global capabilities.


Expanding Horizons: Globalization

In December 1997, the Company purchased an equity interest in World Peace Industrial Company, Ltd. (WPI) of Taipei, Taiwan. WPI is one of the Asia-Pacific region's largest industrial electronic component distributors, with revenues of nearly $350 million and offices in Singapore, South Korea, Thailand, Malaysia, mainland China and Hong Kong. WPI is a regional distributor for Texas Instruments, Philips Semiconductor, IDT, Temic and Intel, among other leading lines.

In April 1998, Pioneer-Standard extended its global coverage with the purchase of an equity interest in Eurodis Electron PLC, a pan-European distributor of electronic components, with revenues approximating $500 million. Headquartered near London, Eurodis has 1,100 employees in 13 countries and operating centers in England, Austria, Netherlands, Belgium, France, Germany, Italy, Switzerland and Eastern Europe. The Eurodis line card includes such noteworthy suppliers as SGS-Thomson, Philips Semiconductor, Siemens and Texas Instruments.

Through its global alliances, Pioneer-Standard achieves an expanded presence in key international markets. The Company is well positioned to meet the worldwide needs of customers and suppliers.

Seamless Service Across Boundaries

For suppliers, Pioneer-Standard's global emergence will widen the playing field because they will gain access to new markets for their product lines. Customers will benefit from the heightened diversity of products and services the Company can offer in cooperation with its worldwide affiliates in strategic locations. Now, customers will be able to count on Pioneer-Standard for international sales and technical support, value-added services, inventory management and operational coverage.



6)

[Graphic of Globe]

Recent Strategic Actions

Dickens Data Systems acquisition establishes Pioneer-Standard as the leading IBM mid-range distributor. World Peace Industrial investment provides access to vital Asia-Pacific markets. Eurodis Electron PLC investment opens access to important European markets. Quality supplier line additions strengthen the investment in products and technologies.

With the strategic acquisition of Dickens Data Systems and the investments in WPI and Eurodis, Pioneer-Standard has attained a market reach of nearly $3 billion, based on its ability to serve markets in North America, Asia-Pacific and Europe.




[Graphics of Globe]

                      Strategic Investments to Fuel Growth

High-Growth Acquisition: Dickens Data Systems

The acquisition of Dickens Data Systems presents a significant growth opportunity for Pioneer-Standard. Dickens, of Roswell, Georgia, was ranked as IBM Corporation's largest mid-range distributor, and won top honors from IBM for customer satisfaction and sales performance. The company had sales of $346 million in calendar 1997.

As an authorized distributor of IBM products and IBM's first certified RS/6000(R) Authorized Assembler, Pioneer-Standard established a solid relationship with IBM prior to the Dickens acquisition, and was recognized as IBM's fastest-growing distributor.

The Leading IBM Distributor

The acquisition of Dickens has enhanced that relationship, positioning Pioneer-Standard as North America's leading distributor of IBM mid-range computer systems, with the industry's largest number of IBM-trained and -certified technical support specialists. The acquisition of Dickens substantially bolsters Pioneer-Standard's computer distribution business, and enables the Company to reach a broader customer base throughout North America.

The mid-range server market is the fastest-growing segment of the computer industry, with growth of 27 percent in 1996. This performance is driven by the burgeoning increase in client-server network environments. IBM leads this market with an estimated 36 percent share.

But growth in the market is only part of the story. Like other large suppliers, IBM is increasingly turning to the distribution channel. And, like its competitors, it is dealing with a sharply limited number of distributors. Pioneer-Standard will participate as a leader in this high-growth market.

Additional Quality Suppliers

In fiscal 1998, Pioneer-Standard engaged several new suppliers whose capabilities strengthen the Company's investments in products and technologies that serve customer needs. The list of new suppliers features Compaq Computer Corporation, Eos Corporation, EXAR Corporation, Fairchild Semiconductor, Fujitsu Microelectronics, Inc., Hyundai Electronics America and Lambda Electronics, Inc.

In May 1997, Atmel Corporation honored Pioneer-Standard with its 1996 Distributor of the Year Award. Digital Equipment Corporation named Pioneer-Standard its largest distributor worldwide in its 1997 fiscal year. Bourns, Inc. recognized Pioneer-Standard with its 1997 Distributor of the Year Award for North America, and Astec America, Inc. chose Pioneer-Standard as the first recipient of its Carol Dreyer Distributor of the Year Award.


                                                                              (9

These Pioneer-Standard employees are high achievers who have been recognized for superior performance. Clockwise from left, they are: Deborah Gray, account executive; Steve Greenberg, VAR account manager with KeyLink Systems; James Martin, technical outside sales representative; Tracy Allen, corporate product coordinator; and Archie Martin, senior EMS inside account manager.


                                     [Photo]


Not just anyone can fill these shoes...



10)

People Make the Difference

Pioneer-Standard's success hinges on a vital asset: its employees and the relationships they develop with both customers and suppliers.


People Hold the Key

Pioneer-Standard hires entrepreneurial professionals and invests in them with industry-leading training that features curriculum architecture: a road map that charts for them what they must do to advance in the organization. This cutting-edge approach has drawn the attention of suppliers, some of whom have asked Pioneer-Standard to provide its training programs to them.

People are trained to fully understand the customer's business so they can offer valuable and timely information. To expertly manage information, the Company is investing in the largest capital project in its history, an upgrade to state-of-the-art information technology that will pay off in reduced costs and increased customer satisfaction.

A Business of Relationships

Being successful means more than having the right resources to do the job; it also means having the capability to develop long-term relationships with suppliers and customers. KeyLink Systems represents one successful route to strengthened customer relationships. Launched in 1997, KeyLink markets computer products to value-added resellers (VARs) through innovative programs and tools, high-caliber service and support, and quality products.

KeyLink operates as a business unit of Pioneer-Standard, with centralized administration and support. This organizational structure fosters strong customer satisfaction and support because of its targeted focus.

Another example of targeted customer relationships is Electronic Manufacturing Services (EMS), a unit of the components business dedicated to serving contract manufacturers, the fastest-growing part of the Company's customer base. Contract manufacturers serve original equipment manufacturers, which are increasingly outsourcing the manufacturing function so they can focus on other aspects of their business.

Pioneer-Standard's objective with EMS is to help contract manufacturers win business and exceed the expectations of their customers. Through services such as information management, enhanced market and product knowledge, and supply chain solutions, Pioneer-Standard serves the specialized needs of contract manufacturers. EMS also benefits Pioneer-Standard's suppliers because it offers them an additional channel for reaching this critically important market segment.

11)

People Make the Difference

To offer customers the complete, one-stop solutions they seek, Pioneer-Standard people develop strategic relationships that span all segments of the industry.


In addition to contract manufacturers, the components business targets the communications and computer markets. Through focused programs such as EMS, Pioneer-Standard introduces supplier technologies to customers within these targeted market segments; helps customers incorporate the technologies into their products; and, with its value-added services, improves the profit opportunities of customers, suppliers and the Company itself.

Delivering Total Solutions
Even the best distributors cannot be everything to everyone. By combining forces, companies can leverage their individual strengths, while providing turnkey solutions. A good example is the alliance that Pioneer-Standard formed last year with Promis Systems Corporation and Digital Equipment Corporation to offer semiconductor and precision electronics manufacturers an efficient, cost-effective solution in migrating to Digital's 64-bit AlphaServer platform.

The relationships that Pioneer-Standard has with independent software vendors present other opportunities to furnish total solutions. For example, Pioneer-Standard teamed with The Baan Company last year to provide pre-configured, industry-leading UNIX and NT server platforms that run Baan's enterprise resource planning (ERP) software. These pre-packaged systems, delivered to KeyLink's VARs, greatly reduce their risk, complexity and cost of installing complete ERP solutions.

Enhancing Long-Term Relationships: Digital Equipment Corporation
Pioneer-Standard is proud to have sustained a rewarding and continually expanding affiliation with Digital for more than 15 years. Fiscal 1998 was the fourth consecutive year Pioneer-Standard ranked as Digital's largest distributor. The combination works because Pioneer-Standard understands how Digital goes to market, and Digital has a high level of confidence in the value that Pioneer-Standard brings.

In January 1998, Compaq, a new Pioneer-Standard supplier, announced its intent to acquire Digital. Based on its long-term alliance with Digital, and its growing affiliation with Compaq, Pioneer-Standard is optimistic about the planned combination, and anticipates the continuation of a strong, productive association with both suppliers.


12)

                Value-Added Services: Tailor-Made and Distinctive



Pioneer-Standard has long differentiated itself from competitors through the quality of its value-added services. Their strategic importance as growth drivers is apparent in actions taken in fiscal 1998. The components group consolidated all its value-added services under the newly created position of vice president of value-added services and national accounts, while the computer products unit committed to a major expansion that will double the size of its Systems Integration Value-Added Center. The growth in value-added services represents yet another way in which Pioneer-Standard is expanding its market reach, as the following examples illustrate.

                                   [Graphics]

                                  Adding value

                                  at every step

                Value-Added Services: Tailor-Made and Distinctive


At SIVAC, systems integration requires: technical expertise in the integration process (left, top photo); tracking of integrated parts via computer (center); and a refined shipping process that delivers to the customer on demand (bottom).

The Systems Integrator of Choice

At the Systems Integration Value-Added Center (SIVAC) in Ohio, Pioneer-Standard offers a wide array of systems integration and outsourcing services that complement and enhance customers' business objectives, and allow customers to focus on what they do best.

Customizing its services to suit customer needs, SIVAC provides systems integration and related functions such as software load/setup, system test, burn-in and expansion cabinet integration, all supported by a broad line of system products. SIVAC employees add value through their continually developing technical, hardware and software expertise. The facility has the flexibility to adapt to changing service, product line and technology requirements.


The value that SIVAC delivers lies less in what people do than in how they do it. Many companies offer systems integration, but they do not furnish the depth of management, quality and documentation that are standard practice at SIVAC. This commitment is the backbone of the ISO 9002-certified operation.

First in Channel Assembly

A current trend in the distribution industry is channel assembly, and Pioneer-Standard is leading the way in mid-range computer systems. Under the channel assembly model, manufacturing customers order the precise configurations they want, and Pioneer-Standard integrates the systems. The Company was the first distributor in the industry to win authorization under IBM's RS/6000 Authorized Assembler Program and Digital's Certified Integration Program.

Spurred by trends such as channel assembly, SIVAC is growing rapidly, and will relocate later this year to larger quarters in a building with 223,000 square feet. This move will increase production capacity, provide for faster throughput and extend Pioneer-Standard's ability to address the needs of new customers and take full advantage of important industry trends.





[Photo]
Project Engineer Andrew Mogorovic is responsible for developing and implementing customized solutions at SIVAC.

                                                                             15)

Value-Added Services: Tailor-Made and Distinctive

At the EMRS center in Maryland, an online system tracks order status (right, top photo); with a flexible approach, Pioneer-Standard assembles kitting orders of all sizes (center); a contract manufacturer builds and tests circuit boards, enabling Pioneer-Standard to offer a turnkey solution (bottom).

EMRS: A Vital Production Link

No value-added service better exemplifies the evolution of components distribution at Pioneer-Standard than Electronic Manufacturing Resources and Services (EMRS), the group that performs kitting, turnkey services and sub-assembly. As outsourcing has increased, Pioneer-Standard's role has evolved over the years from components distribution to materials management to a vital link in the production chain:

o Ten years ago, a typical components customer wanted Pioneer-Standard to ship piece parts on demand.

o Five years ago, that customer decided to reduce the number of vendors needed to procure parts, so Pioneer-Standard stepped in to handle kitting. Pioneer-Standard took the customer's list of required materials, bought all the parts and assembled the kit.

o From that point, it was a short step to just-in-time inventory management, with Pioneer-Standard warehousing the parts, building the kit and delivering it to the customer exactly when the material was required.

o Now, Pioneer-Standard is securing turnkey opportunities. In these instances, Pioneer-Standard works in conjunction with contract manufacturers, who use kitted materials from the Company to build circuit boards. The boards, completed and tested, are then shipped by Pioneer-Standard to the customer on request. Because of increased outsourcing, Pioneer-Standard is now performing the purchasing and inventory management functions for the customer and contracting out the manufacturing function.

The customer gains added value from EMRS because Pioneer-Standard works with its suppliers to obtain the complete bill of materials at competitive rates and manages the inventory until it is needed, saving the customer labor, procurement and overhead costs. Almost as important is the time savings. Instead of placing purchase orders with multiple suppliers, the customer gives Pioneer-Standard one part number, for the circuit board. Pioneer-Standard does the rest.

A CustomerCentric(SM) Approach

EMRS employees have years of manufacturing expertise, so they understand customers' problems. Like everyone in the components business, they are guided by a CustomerCentric business philosophy, which Pioneer-Standard applies to align an appropriate mix of technical, financial, management, service and logistical resources to meet customers' needs and expectations.


  [PHOTO]


Program Manager Janice Jeter coordinates and oversees the EMRS turnkey process.

                                                                             16)

                                  [GRAPHICS]

                                   Taking on

                                an expanded role

Management Discussion and Analysis of
Results of Operations and Financial Condition

Results of Operations
Fiscal 1998 Compared with Fiscal 1997

Sales

       Fiscal 1998 was the 12th consecutive year of record sales and the 26th year in the 27 years the Company has been public that sales increased. Net sales for the year ended March 31, 1998, of $1,685.3 million increased 12 percent over sales of the prior year of $1,508.7 million.

Product Line Sales

       The Company's products are classified into three broad categories: semiconductors; computer systems products; and interconnect, passive and electromechanical products. Semiconductors are the building blocks of computer chips and include microprocessors, memory devices, programmable logic devices, and analog and digital integrated circuits. Computer systems products include mid-range computer systems and high-end platforms, storage subsystems, software, servers, personal computers, display terminals and networking products. Interconnect, passive and electromechanical products are devices that move or use an electrical signal and include capacitors, connectors, resistors, potentiometers, switches and power conditioning equipment.

       The increase in total net sales of 12 percent reflects a strong demand for computer systems products and interconnect, passive and electromechanical products, which more than offset the weaker sales comparisons experienced by the Company's semiconductor lines. The slower pace of the Company's semiconductor sales was reflective of the industry's excess of supply versus demand for that product category.

       Semiconductor products accounted for 36
percent of sales compared with 41 percent in 1997. Computer systems products comprised 44 percent of sales compared with 39 percent in 1997. Interconnect, passive and electromechanical products were 19 percent of sales versus 17 percent in 1997. Miscellaneous products accounted for 1 percent of sales in 1998 and 3 percent in 1997.

Gross Margins

       Fiscal 1998 gross margin of 17.7 percent increased from 17.2 percent in the prior year.

       Sales mix changes in the three major product classifications contributed to the increased gross margin percent. As to the relative gross margin profitability of the Company's major product categories, the interconnect, passive and electromechanical group earned the highest gross margin percent in 1998, followed by the computer systems products group. The effect of certain high-volume, low-margin products included in the semiconductor product line ranked semiconductors below the computer systems products group relative to the gross margin percent attainment in 1998.

       Although the gross margin percent increased in fiscal 1998 compared with the prior year, management expects margin pressure to continue in the next fiscal year.

Operating Efficiencies

       Warehouse, selling and administrative expenses were 13.4 percent of sales in both fiscal 1998 and 1997. During 1998, gains resulting from improvements from leveraging expenses on higher sales volume, coupled with the effects of implementation of cost controls, were offset both by added sales personnel for administration of the Company's new and expanding lines and by an acceleration of expenses associated with the Company's multi-year computer platform project.

       Efficiencies were realized through improved employee productivity and receivable collections. Sales per employee increased to $766,000 from $739,000 in 1997. Sales per employee have reflected an annual average efficiency gain of approximately 11 percent over the past five years. Receivable collections were reduced to 44 days in 1998 from 47 days in the previous year. Inventory turnover of 4.4 times declined from 5.2 times in 1997, reflecting a combination of increased stocking levels for recent product line additions as well as for certain of the Company's existing product lines, for improved customer satisfaction.

       The resulting operating profit of $73.0 million was up 27 percent from $57.4 million in 1997. Operating profit was 4.3 percent of sales in 1998 compared with 3.8 percent of sales in 1997, reflecting the increased gross margin percentage gain in fiscal 1998, discussed above.


18)

[Graph inserted here]

Interest Expense

       Interest expense was $20.7 million in fiscal 1998 compared with $17.1 million in fiscal 1997. The increased interest expense is attributable to additional debt to fund working capital and capital expenditure requirements necessary to support the ongoing growth needs of the business.

Taxes

       The effective tax rate was 41.4 percent for fiscal 1998 compared with
42.3 percent in fiscal 1997. The downward trend is reflective primarily of the reduction of various local and state taxes relative to the Company's operations.

Net Income

       Primarily as a result of the factors noted above, the Company's net income for fiscal 1998 reached a record high of $30.5 million - an increase of $7.2 million, or 31 percent over fiscal 1997 net income of $23.3 million.

       Diluted earnings per share for fiscal 1998 increased to $1.14 from $1.00 in the previous year.

Fiscal 1997 Compared with Fiscal 1996

Sales

       Net sales for the year ended March 31, 1997, of $1,508.7 million increased 37 percent over sales of the prior year of $1,105.3 million. Fiscal 1997 sales included the sales of Pioneer-Standard of Maryland, Inc., the Company's former 50 percent-owned affiliate, which Pioneer acquired on November 30, 1995. Including the former affiliate's sales on a pro forma basis for the entire 1996 fiscal year, net sales increased to $1,508.7 million from $1,325.0 million a year ago, a 14 percent increase.

Product Line Sales

       All three of the Company's major product categories added to sales growth in fiscal 1997. Semiconductor products accounted for 41 percent of sales compared with 38 percent in 1996. Computer systems products comprised 39 percent of sales compared with 40 percent in 1996. Interconnect, passive and electromechanical products were 17 percent of sales versus 20 percent in 1996. Miscellaneous products accounted for 3 percent of sales in 1997 and 2 percent in 1996.

Gross Margins

       Fiscal 1997 gross margin was 17.2 percent compared with 18.3 percent in the prior year.

       The reduced gross margin percent in 1997 is attributable primarily to the effects of the inclusion of operations of the newly acquired affiliate and a weak pricing environment. As to the relative gross margin profitability of the Company's major product categories, the interconnect, passive and electromechanical group earned the highest gross margin percent in fiscal 1997, followed by the computer systems product group. The inclusion of certain high-volume, low-margin products in the semiconductor product line ranked semiconductors below the computer systems product group relative to the gross margin percent attainment in 1997.

Operating Efficiencies

       Warehouse, selling and administrative expenses were 13.4 percent of sales in fiscal 1997 compared with 13.6 percent of sales in fiscal 1996. The improvement reflects to some extent the leveraging of expenses on higher sales volume, as well as the effect of cost-cutting programs.

       Efficiencies were also realized with improved employee productivity, as well as through asset control. Sales per employee were $739,000 in fiscal 1997 compared with $671,000 the prior year. Sales per employee have reflected an average annual efficiency gain of approximately 14 percent over the past five years. Receivable collections (47 days in 1997) and inventory turnover (5.2 times in 1997) placed Pioneer among the top of industry averages relative to asset turnover.

       Although the resulting operating profit in dollars was higher than in 1996, it was 3.8 percent of sales in fiscal 1997 compared with 4.7 percent of sales in fiscal 1996. The decline in the gross profit margin percent in 1997 more than offset the efficiencies gained with respect to operating expenses.


                                                                             19)

Interest Expense

       Interest expense was $17.1 million in fiscal 1997 compared with $8.1 million in fiscal 1996. The increased interest expense was due to added debt resulting from the purchase of the Company's former 50 percent-owned affiliate and funding of working capital and capital expenditures to support ongoing growth needs of the business.

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

Taxes

       The effective tax rate, although trending downward during fiscal 1997, was 42.3 percent for the entire fiscal year. The effective tax rate was 42.1 percent in fiscal 1996.

Net Income

       Primarily as a result of the factors noted above, the Company's net income for fiscal 1997 of $23.3 million was $2.0 million lower than the $25.3 million earned in fiscal 1996. The related diluted earnings per share of $1.00 in fiscal 1997 compared with $1.09 in fiscal 1996.

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

       In addition, on June 1, 1995, the Company entered into a five-year interest swap agreement for a notional amount of $20 million to reduce the impact of increases in interest rates on its outstanding floating rate debt. Under the agreement, the Company will pay interest at a fixed rate of 6.05 percent and will receive interest payments on the same notional amount at a floating rate based on three-month LIBOR (London Interbank Offered Rate). This swap agreement has the effect of converting the floating rate of interest into a fixed rate of 6.05 percent on $20 million of floating rate bank credit borrowings outstanding. The Company does not enter into financial instruments for trading or speculative purposes.

       The Company extends credit based on customers' financial conditions, and generally, collateral is not required. Credit losses are provided for in the financial statements when collections are in doubt.

       Inflation has had a nominal effect on the Company's operations.

Accounting Changes

       In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise classify items of other comprehensive income, as defined therein, by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The Company intends to comply with the provisions of this statement upon its required adoption in the first fiscal quarter of 1999, and does not anticipate a significant impact on the financial statements.

       Also in June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for reporting financial and descriptive information about operating segments. Under SFAS No. 131, information pertaining to the Company's operating segments will be reported on the basis that is used internally for evaluating segment performance and making resource allocation determinations. Management is currently analyzing the potential effects of adoption of this statement, which is required for fiscal 1999.

Acquisitions

       On March 31, 1998, the Company acquired 100 percent of the outstanding capital stock of Dickens Data Systems, Inc. for $121.0 million in cash. Dickens Data Systems, Inc. was one of IBM's largest distributors of mid-range computer systems, and had total sales approximating $346 million in calendar year 1997. Management believes the acquisition will expand the


20)

Company's customer base and product offerings and enhance the Company's ability to take advantage of growth opportunities in the mid-range computer systems market. The acquisition was funded with borrowings under the Company's revolving credit facility. The excess of the purchase price over the fair value of the net assets acquired approximated $116.8 million, and is being amortized over 40 years for shareholder reporting purposes.

       In November 1997, the Company purchased a minority equity interest in World Peace Industrial Co., Ltd. ("WPI") of Taiwan. Management believes this investment will provide the Company with access to an extensive distribution network in the Asia-Pacific region. Headquartered in Taipei, WPI has offices in countries throughout the region, including Singapore, South Korea, Thailand, Malaysia, mainland China and Hong Kong. This minority interest investment is recorded on the cost basis and is included in other assets.

       Subsequent to year end, in April 1998, the Company purchased a minority equity interest in Eurodis Electron PLC ("Eurodis"), a pan-European distributor of electronic components. This purchase furthers the Company's growth strategy by offering it access to what management believes is a very broad industrial electronic components market, as well as one of the world's largest telecommunications markets. Headquartered near London, Eurodis employs 1,100 people in 13 countries and has operating centers in the United Kingdom, Austria, the Netherlands, Belgium, France, Germany, Italy, Switzerland and Eastern Europe.

Liquidity and Capital Resources

       During fiscal 1998, the Company continued developing its capital structure to support the growth of operations. Equity was strengthened: Proceeds from a private offering of Convertible Trust Preferred Securities were used to reduce bank borrowings, the Benefit Trust released 220,000 Common Shares to supplement cash flow and the Company gained the added flexibility of having preferred shares available as a potential financing vehicle. In addition, the Company's revolving credit facility was expanded and used to fund the Dickens Data Systems acquisition. As a result of the Company's operations, capital structure enhancements and acquisition, the Company ended fiscal 1998 with a debt-to-capital ratio of 48 percent (including the Convertible Trust Preferred Securities as equity), the same ratio as a year ago.

Strengthened Equity

       In March 1998, the Company issued $125 million principal amount 63/4 percent Convertible Trust Preferred Securities (company-obligated mandatorily redeemable preferred securities). Subsequent to year end, in April 1998, an additional $18.7 million of the securities were sold upon exercise of the overallotment option. The Convertible Trust Preferred Securities are convertible into Common Shares of Pioneer at a conversion price of $15.75 per share. Net proceeds of the offering were applied to reduce borrowings under the Company's revolving credit facility. These securities have characteristics of both traditional debt and traditional preferred securities. They are classified between long-term liabilities and shareholders' equity in the Company's consolidated balance sheet. The quarterly 63/4 percent distributions to investors are included net of income taxes in the statements of income.

       In September 1997, the Company's Benefit Trust released 220,000 Common Shares subscribed for by the Benefit Trust. The net proceeds of $3.3 million were used by Pioneer to fund existing employee benefit plans.

       During fiscal 1998, Pioneer's shareholders approved an amendment to the Company's Amended Articles of Incorporation authorizing 5,000,000 serial preferred shares, without par value. The amendment enables the Company's Board of Directors to authorize issuance of preferred shares from time to time and to determine relevant terms thereof. This capability provides flexibility for meeting future financing needs.

Expanded Credit Facility

       Effective March 30, 1998, the Company's revolving credit facility was repaid with proceeds of borrowings under a new revolving credit facility capability of $260 million with an initial term of five years, replacing both the former $125 million three-year facility and $40 million in unsecured short-term credit lines.

       Borrowings under the revolving credit facility were $180 million at March 31, 1998, compared with an aggregate of $35.5 million of short-term and revolving credit borrowings outstanding a year ago.

       The Company continued investing in programs to support future growth in fiscal 1998. Capital expenditures were $44.3 million compared with $20.2 million in 1997. The increased capital spending reflects acceleration of ongoing initiatives designed to improve efficiencies through computer enhancement of operating




                                                                             21)
processes, as well as the computer platform. Management estimates that capital expenditures will be in the range of $45.0 million in fiscal 1999.

       During fiscal 1998, total interest-bearing debt increased a net $142.4 million. This increase, coupled with proceeds of the Convertible Trust Preferred Securities and retained earnings, supported the funding needs arising from acquisitions including Dickens Data Systems, Inc. and WPI of Taiwan, capital expenditures and working capital requirements. The resulting ratio of interest-bearing debt to capitalization was 48 percent at March 31, 1998 -- the same as the previous year.

       The Company maintains a strong financial position and excellent liquidity. Current assets increased by $202.6 million and current liabilities increased by $39.6 million during the fiscal year ended March 31, 1998, resulting in an increase of $163.0 million in working capital. The increase in assets is attributable to increased inventory of $78.4 million, increased accounts receivable of $29.9 million and assets acquired from Dickens Data Systems. The current liabilities increase is attributable to timing differences in accounts payable and liabilities assumed in the acquisition. The current ratio was 2.9:1 at March 31, 1998, compared with 2.5:1 at March 31, 1997.

       The Company believes that cash generated from operations and amounts available under its credit facility is presently sufficient to fund its working capital and capital expenditure requirements.

Year 2000

         The Company is in the process of implementing a new core business process system on a company-wide basis, which it believes will be fully Year 2000-compliant. In addition, the Company has identified other applications used by the Company and is modifying or replacing them in order to be Year 2000-compliant. All the identified applications will be modified or replaced and tested by June 1999, with the majority completed by December 1998. Although the Company believes that it is taking appropriate precautions against disruption of its systems due to the Year 2000 issue, there can be no assurance that the Company will identify all Year 2000 problems in advance of their occurrence, or that the Company will be able to successfully remedy any problems that are discovered. Furthermore, while the Company is responding to customer requests regarding its Year 2000 compliance and intends to complete a survey of its key suppliers in the third quarter of 1998 as to their Year 2000 compliance, there can be no assurance that the Company's suppliers and customers will not be adversely affected by the Year 2000 issue. While the Company does not believe that expenditures for the Year 2000 matter will have a material adverse effect, any resulting systems failures or interruptions at the Company or its suppliers or customers could have a material adverse effect on the Company's business, financial condition and operating results.

Forward-Looking Information

       Portions of this report contain current management expectations which may constitute forward-looking information. The Company's performance may differ materially from that contemplated by such statements for a variety of reasons, including, but not limited to: competition, dependence on the computer market, cyclical nature of the semiconductor market, inventory obsolescence and technology changes, and dependence on key suppliers.

[Graph inserted here]


22)


Consolidated Balance Sheets

March 31, 1998, and 1997                                                     1998            1997
----------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                $ 31,999,000    $ 28,116,000
Accounts receivable, less allowance for doubtful accounts
   (1998 - $7,798,000, 1997 - $7,541,000)                                 303,599,000     209,086,000
Merchandise inventory                                                     349,100,000     243,940,000
Prepaid expenses                                                            5,799,000       6,633,000
Deferred income taxes                                                      10,113,000      10,282,000
 ......................................................................................................
     Total current assets                                                 700,610,000     498,057,000
INVESTMENT AND OTHER ASSETS:
Intangible assets                                                         154,908,000      39,260,000
Other assets                                                               14,258,000       2,602,000
PROPERTY AND EQUIPMENT, AT COST:
Land                                                                          828,000         828,000
Buildings                                                                  10,067,000       9,561,000
Furniture and equipment                                                   115,500,000      73,708,000
Leasehold improvements                                                      9,408,000       7,584,000
 ......................................................................................................
                                                                          135,803,000      91,681,000
Less accumulated depreciation and amortization                             48,076,000      39,087,000
 ......................................................................................................
     Net property and equipment                                            87,727,000      52,594,000
 ......................................................................................................
                                                                         $957,503,000    $592,513,000
------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable to banks                                                   $         --    $ 20,500,000
Accounts payable                                                          197,167,000     144,277,000
Income taxes                                                                1,275,000       1,681,000
Accrued salaries, wages and commissions                                     7,908,000      11,489,000
Other accrued liabilities                                                  29,710,000      18,697,000
Long-term debt due within one year                                          3,101,000       2,878,000
 ......................................................................................................
     Total current liabilities                                            239,161,000     199,522,000
LONG-TERM DEBT                                                            336,234,000     173,587,000
DEFERRED INCOME TAXES                                                      10,380,000       5,425,000
MINORITY INTEREST                                                           1,732,000              --
MANDATORILY REDEEMABLE CONVERTIBLE TRUST PREFERRED SECURITIES             125,000,000              --
SHAREHOLDERS' EQUITY:
Serial preferred shares, without par value: authorized 5,000,000;
   issued and outstanding - none                                                   --              --
Common shares, without par value, $.30 stated value:
   authorized 80,000,000 shares; outstanding 31,128,554 shares
   (including 4,780,000 subscribed shares) in 1998 and 31,034,545 shares
   (including 5,000,000 subscribed-for shares) in 1997                      9,256,000       9,228,000
Capital in excess of stated value                                         120,465,000     121,489,000
Retained earnings                                                         174,411,000     147,055,000
Unearned compensation                                                     (58,555,000)    (63,750,000)
Foreign currency translation adjustment                                      (581,000)        (43,000)
 ......................................................................................................
Total shareholders' equity                                                244,996,000     213,979,000
 ......................................................................................................
                                                                         $957,503,000    $592,513,000
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



                                                                             23)

Consolidated Statements of Income

Years ended March 31, 1998, 1997 and 1996                   1998            1997            1996
------------------------------------------------------------------------------------------------------

Net sales                                              $1,685,265,000  $1,508,709,000  $1,105,281,000
Operating costs and expenses:
   Cost of goods sold                                   1,386,666,000   1,249,873,000     902,629,000
   Warehouse, selling and administrative expenses         225,649,000     201,449,000     150,704,000
 ......................................................................................................
                                                        1,612,315,000   1,451,322,000   1,053,333,000
------------------------------------------------------------------------------------------------------
Operating profit                                           72,950,000      57,387,000      51,948,000
Equity in loss of 50%-owned company                               --               --         173,000
Interest expense                                           20,717,000      17,066,000       8,136,000
 ......................................................................................................
Income before income taxes                                 52,233,000      40,321,000      43,639,000
Provision for income taxes:
Federal
   Current                                                 13,584,000       9,598,000     16,779,000
   Deferred                                                 5,124,000       4,269,000     (2,304,000)
 ......................................................................................................
                                                           18,708,000      13,867,000      14,475,000
State                                                       2,916,000       3,200,000       3,912,000
 ......................................................................................................
                                                           21,624,000      17,067,000      18,387,000
------------------------------------------------------------------------------------------------------
Distributions on mandatorily redeemable convertible
   trust preferred securities, net of tax                     112,000              --              --
------------------------------------------------------------------------------------------------------
Net income                                             $   30,497,000  $   23,254,000  $   25,252,000
------------------------------------------------------------------------------------------------------
Earnings per common share:
   Basic                                                        $1.16           $1.02           $1.13
   Diluted                                                      $1.14           $1.00           $1.09
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


24)

Consolidated Statements of Shareholders' Equity

Years ended March 31, 1998, 1997 and 1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                                      Foreign
                                         Stated value   Capital in                                   currency
                             Common        of common     excess of     Retained       Unearned      translation
                             shares         shares     stated value    earnings     compensation    adjustment       Total
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   MARCH 31, 1995         22,374,219     $6,630,000   $ 16,318,000  $103,646,000                    $(179,000)  $126,415,000
Net income                                                            25,252,000                                  25,252,000
Cash dividends
   ($.106 per share)                                                  (2,392,000)                                 (2,392,000)
Shares issued upon
   exercise of stock options 124,442         37,000        693,000                                                   730,000
Tax benefit related to
   exercise of stock options                               214,000                                                   214,000
Cash in lieu of fractional
   shares for stock split       (151)                       (4,000)                                                   (4,000)
Foreign currency
   translation adjustment                                                                             478,000        478,000
---------------------------------------------------------------------------------------------------------------------------

BALANCE AT
   MARCH 31, 1996         22,498,510      6,667,000     17,221,000   126,506,000                      299,000    150,693,000
Net income                                                            23,254,000                                  23,254,000
Issuance of 3,450,000
   common shares           3,450,000      1,035,000     41,331,000                                                42,366,000
Subscription of 5,000,000
   common shares           5,000,000      1,500,000     62,250,000                 $(63,750,000)                          --
Cash dividends
   ($.12 per share)                                                   (2,705,000)                                 (2,705,000)
Shares issued upon
   exercise of stock options  86,035         26,000        468,000                                                   494,000
Tax benefit related to
   exercise of stock options                               219,000                                                   219,000
Foreign currency
   translation adjustment                                                                            (342,000)      (342,000)
---------------------------------------------------------------------------------------------------------------------------

BALANCE AT
   MARCH 31, 1997         31,034,545      9,228,000    121,489,000   147,055,000    (63,750,000)      (43,000)   213,979,000
Net income                                                            30,497,000                                  30,497,000
Shares sold by trust                                       504,000                    2,805,000                    3,309,000
Value change in
   subscribed-for shares                                (2,390,000)                   2,390,000                           --
Cash dividends
   ($.12 per share)                                                   (3,141,000)                                 (3,141,000)
Shares issued upon
   exercise of stock options  94,009         28,000        737,000                                                   765,000
Tax benefit related to
   exercise of stock options                               125,000                                                   125,000
Foreign currency
   translation adjustment                                                                            (538,000)      (538,000)
---------------------------------------------------------------------------------------------------------------------------

BALANCE AT
   MARCH 31, 1998         31,128,554     $9,256,000   $120,465,000  $174,411,000   $(58,555,000)    $(581,000)  $244,996,000
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


                                                                             (25

Consolidated Statements of Cash Flows

Years ended March 31, 1998, 1997 and 1996                         1998                  1997                  1996
------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net income                                                 $  30,497,000         $  23,254,000         $  25,252,000
   Adjustments to reconcile net income to net cash
     used in operating activities:
       Depreciation                                              11,193,000             9,914,000             7,543,000
       Amortization                                               3,788,000             4,659,000             1,455,000
       Gain on sale of property and equipment                            --              (221,000)                   --
       Undistributed loss of affiliate                                   --                    --               173,000
       Increase in operating working capital                   (115,151,000)          (68,421,000)          (31,898,000)
       Increase in intangible assets                                     --                    --            (5,155,000)
       (Increase) decrease in other assets                       (7,068,000)           (1,099,000)               67,000
       Deferred taxes                                             5,124,000             4,269,000            (2,304,000)
------------------------------------------------------------------------------------------------------------------------
         Total adjustments                                     (102,114,000)          (50,899,000)          (30,119,000)
------------------------------------------------------------------------------------------------------------------------
         Net cash used in operating activities                  (71,617,000)          (27,645,000)           (4,867,000)

Cash flows from investing activities:
   Additions to property and equipment                          (44,283,000)          (20,179,000)          (21,004,000)
   Acquisition of businesses, net of cash acquired             (123,253,000)                   --           (49,883,000)
   Investment in affiliate                                       (6,531,000)                   --                    --
   Proceeds from sale of property and equipment                          --             1,468,000                    --
------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                 (174,067,000)          (18,711,000)          (70,887,000)

Cash flows from financing activities:
   Increase (decrease) in short-term financing                  (20,500,000)             (500,000)           14,000,000
   Increase (decrease) in revolving credit borrowings           146,859,000          (137,000,000)           81,000,000
   Principal payments under long-term debt obligations           (2,883,000)           (2,860,000)           (2,956,000)
   Proceeds from issuance of senior notes                                --           150,000,000                    --
   Proceeds from issuance of common shares                               --            42,366,000                    --
   Proceeds from sale of trust securities                         3,309,000                    --                    --
   Proceeds from issuance of mandatorily redeemable
     convertible trust preferred securities                     125,000,000                    --                    --
   Issuance of common shares under stock option plans               765,000               494,000               730,000
   Tax benefit related to exercise of stock options                 125,000               219,000               214,000
   Dividends paid                                                (3,141,000)           (2,705,000)           (2,392,000)
   Cash in lieu of fractional shares for stock split                     --                    --                (4,000)
------------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities              249,534,000            50,014,000            90,592,000

Effect of exchange rate changes on cash                              33,000                18,000                 4,000
------------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                         3,883,000             3,676,000            14,842,000

Cash and cash equivalents at beginning of year                   28,116,000            24,440,000             9,598,000
------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                      $  31,999,000         $  28,116,000         $  24,440,000
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



26)

Notes to Consolidated Financial Statements

Note 1 - Operations and Significant
Accounting Policies

       The Company distributes a broad range of electronic components and computer systems products manufactured by others. These products are sold to original equipment manufacturers, value-added resellers, research laboratories, government agencies and end users, including manufacturing companies, and service and other non-manufacturing organizations. The Company has operations in the United States, Canada and an affiliate in the Asia-Pacific region.

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

       MERCHANDISE INVENTORY - Inventory is stated at the lower of cost (first-in, first-out basis) or market. The Company's inventory is constantly monitored for obsolescence. This review considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. Reserves for slow-moving and obsolete inventory at March 31 were $5,661,000 in 1998 and $6,659,000 in 1997.

       LONG-LIVED ASSETS - Property and equipment are recorded at cost. The Company capitalizes costs associated with software developed for its own use. Depreciation and amortization is computed using the straight-line method based on the estimated useful lives of the assets as follows: buildings, 40 years; furniture, 10 years; equipment, 5 to 10 years; software, 5 to 7 years; and leasehold improvements, the lease periods. Accelerated methods are used for tax reporting purposes.

       Intangible assets represent the excess of cost over value assigned to net assets of purchased businesses, which is being amortized on the straight-line method over 40 years. Accumulated amortization at March 31 was $3,684,000 in 1998 and $2,656,000 in 1997. Impairment of long-lived assets and related intangible assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

       REVENUE RECOGNITION - Revenue is recognized when customers' orders are complete and shipped.

       FOREIGN CURRENCY - The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, whereas income statement accounts are translated at the weighted average exchange rates for the year. The gains or losses resulting from these translations are recorded as a separate component of shareholders' equity. Gains or losses resulting from realized foreign currency transactions are included in net income.

       ADVERTISING PROMOTION - All costs associated with advertising and promoting products are expensed in the year incurred. Advertising and promotion expense was $2,784,000 in 1998, $2,176,000 in 1997 and $1,878,000 in 1996.

       STOCK-BASED COMPENSATION - The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

       EARNINGS PER COMMON SHARE - Earnings per Common Share are calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," issued by the Financial Accounting Standards Board during 1997. The Company adopted the statement, which provides for the reporting of both basic and diluted earnings per share, effective with the quarter ended December 31, 1997. Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities to issue Common Shares were converted into Common Shares. Such Common Shares consist of shares issuable upon exercise of stock options computed by using the treasury stock method, and of shares issuable upon conversion of the Convertible Trust Preferred Securities. Prior periods have been restated to reflect the new standard. Due to the application of the treasury stock method, the 4,780,000 shares subscribed for by the Trust (see
Note 7) have no effect on earnings per share. In addition, the subscribed-for shares are excluded when determining shareholders' equity per share.

                                                                             (27

       USE OF ESTIMATES - The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include management's best estimates and judgments where applicable. Actual results could differ from those estimates.

       PRESENTATION - Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.

       ACCOUNTING CHANGES - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise classify items of other comprehensive income, as defined therein, by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The Company intends to comply with the provisions of this statement upon its required adoption in the first quarter of fiscal 1999, and does not anticipate a significant impact to the financial statements.

       Also in June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for reporting financial and descriptive information about operating segments. Under SFAS No. 131, information pertaining to the Company's operating segments will be reported on the basis that is used internally for evaluating segment performance and making resource allocation determinations. Management is currently analyzing the potential effects of adoption of this statement, which is required for fiscal 1999.

Note 2 - Acquisition

       On March 31, 1998, the Company acquired 100 percent of the outstanding capital stock of Dickens Data Systems, Inc. for $121.0 million in cash. The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of Dickens Data Systems, Inc. are included in the consolidated balance sheet at their estimated fair value as of March 31, 1998. The excess of the purchase price over the fair value of the net assets acquired approximated $116.8 million and is being amortized over 40 years.

       The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and Dickens Data Systems, Inc. for fiscal years 1998 and 1997 (incorporating Dickens Data Systems, Inc. audited financial statements for years ended December 31, 1997, and December 31, 1996, respectively) as if the acquisition had occurred at the beginning of each fiscal year, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects:

                                  1998                     1997
--------------------------------------------------------------------

Net sales                   $  2,031,245,000        $  1,704,091,000
Net income                        31,595,000              22,892,000
Net income per share
   Basic                               $1.21                   $1.01
   Diluted                              1.18                    0.99

Note 3 - Notes Payable and Long-Term Debt

Notes Payable:

       As of March 31, 1998, short-term borrowing capability is provided under the Company's revolving credit facility, which is classified as long-term debt. Borrowings against unsecured lines of credit at March 31, 1997, were $20.5 million, with a weighted average interest rate of 7.59%.

Long-Term Debt:

       Long-term debt at March 31, 1998, and 1997 consisted of the following:

                                     1998                1997
-----------------------------------------------------------------

Revolving credit facility        $180,000,000        $ 15,000,000
8.5% Senior Notes                 150,000,000         150,000,000
9.79% Senior Notes                  8,560,000          11,420,000
Other                                 775,000              45,000
-----------------------------------------------------------------
                                  339,335,000         176,465,000
Less amounts due
   within one year                  3,101,000           2,878,000
-----------------------------------------------------------------
                                 $336,234,000        $173,587,000
-----------------------------------------------------------------

       The Company entered into a new revolving credit facility dated March 27, 1998, with various banks providing for up to an aggregate amount of $260 million of unsecured borrowings on a revolving credit basis for an initial term of five years. In addition, on an annual basis, the facility may be extended for a one-year period with the consent of all members of the bank group. Interest rates on borrowings are based on various floating rate alternative pricing mechanisms. There is a fee ranging from .25 percent to .375 percent on the amount of the total facility, and there is no prepayment penalty.

       In August 1996, the Company completed a
public offering of $150 million principal amount of its 8.5 percent Senior Notes due August 2006. Interest is payable semi-annually. The net proceeds from the sale of the Notes were applied to the repayment of a portion of the borrowings under the Company's revolving credit facility. The indenture under which the Notes were



28)
issued limits the creation of liens; sale and leaseback transactions; consolidations, mergers and transfers of all or substantially all of the Company's assets; and indebtedness of the Company's restricted subsidiaries. The Notes are subject to mandatory repurchase by the Company at the option of the holders in the event of a change in control of the Company.

       Annual principal payments of $2.86 million on the 9.79 percent Senior Notes are due each November 1 and continue through November 1, 2000, when the last payment of $2.84 million is due. Interest is payable semi-annually.

       The terms of the credit agreement and 9.79 percent Senior Note Purchase Agreement provide for, among other things, restrictions regarding the payment of cash dividends and purchase of the Company's Common Shares, limitations on other borrowings and capital expenditures, minimum working capital requirements and the maintenance of certain financial ratios. Unrestricted retained earnings available for dividends at March 31, 1998, under the most restrictive covenants are $24.5 million.

       Aggregate maturities of long-term debt for the next five fiscal years are: 1999-$3,101,000; 2000- $3,080,000; 2001-$2,987,000; 2002-$0; and 2003-
$180,050,000.

Note 4 - Lease Commitments

       The Company is committed under lease agreements ranging up to seven years, which contain renewal options for periods up to 10 years, for certain facilities and equipment.

       Future minimum lease payments for operating leases at March 31, 1998, are: 1999 - $7,349,000; 2000 - $4,711,000; 2001 - $3,008,000; 2002 - $1,703,000;
2003 - $713,000; and $934,000 thereafter.

       Rental expense for operating leases was $6,602,000, $6,416,000 and $4,230,000 for 1998, 1997 and 1996, respectively.

Note 5 - Income Taxes

       The following is a reconciliation of the Company's effective income tax rate to the federal statutory rate:

                                     1998         1997         1996
--------------------------------------------------------------------

Statutory rate                      35.0%        35.0%         35.0%
Provision for state taxes            3.6          5.2           5.8
Foreign losses with
   (recognized) unrecog-
   nized tax benefits                1.2          (.3)           .6
Non-deductible and other             1.6          2.4            .7
--------------------------------------------------------------------
Effective rate                      41.4%        42.3%         42.1%
--------------------------------------------------------------------

       Deferred tax assets and (liabilities) as of March 31, 1998, and 1997 are presented below:

                                          1998                 1997
------------------------------------------------------------------------

Deferred tax assets:
   Capitalized inventory costs        $  2,722,000         $  2,426,000
   Accrued expenses                      2,446,000            2,894,000
   Allowance for doubtful
     accounts                            2,648,000            2,665,000
   Inventory valuation reserve           1,552,000            1,646,000
   Foreign loss carryforward             1,202,000              572,000
   Other                                   745,000              651,000
------------------------------------------------------------------------
                                        11,315,000           10,854,000
Less valuation allowance                (1,202,000)            (572,000)
------------------------------------------------------------------------
Total deferred tax assets               10,113,000           10,282,000
Deferred tax liabilities:
   Depreciation expense                 (1,289,000)          (1,688,000)
   Software amortization                (8,789,000)          (3,677,000)
   Other                                  (302,000)             (60,000)
------------------------------------------------------------------------
Total deferred tax liabilities         (10,380,000)          (5,425,000)
Net deferred tax assets
   (liabilities)                      $   (267,000)        $  4,857,000
------------------------------------------------------------------------

Note 6 - Mandatorily Redeemable

Convertible Trust Preferred Securities

       On March 23, 1998, Pioneer-Standard Financial Trust (the "trust") issued $125 million of 6 3/4 percent Mandatorily Redeemable Convertible Trust Preferred Securities (the "trust preferred securities"). Subsequent to year end, in April 1998, an additional $18.7 million of the securities were sold upon exercise of the overallotment option. Pioneer-Standard Financial Trust, a statutory business trust, is a wholly owned consolidated subsidiary of the Company, with its sole asset being $148.2 million aggregate principal amount of 6 3/4 percent Junior Convertible Subordinated Debentures due March 31, 2028, of Pioneer-Standard Electronics, Inc. (the trust debenture).

       The trust preferred securities are non-voting (except in limited circumstances), pay quarterly distributions at an annual rate of 6 3/4 percent, carry a liquidation value of $50 per share and are convertible into the Company's Common Shares at any time prior to the close of business on March 31, 2028, at the option of the holder. The trust preferred securities are convertible into Common Shares at the rate of 3.1746 per Common Share for each trust preferred security (equivalent to a conversion price of $15.75 per Common Share). The Company has executed a guarantee with regard to the trust preferred securities. The guarantee, when taken together with the Company's obligations under the trust debenture, the indenture pursuant to which the trust debenture was issued and the applicable trust document, provides a full and unconditional guarantee of the trust's obligations under the trust preferred securities.


                                                                             (29

       After March 31, 2002, the trust preferred securities are redeemable, at the option of the Company, for a redemption price of 104.05 percent of par reduced annually by .675 percent to a minimum of $50 per trust preferred security. The trust preferred securities are subject to mandatory redemption on March 31, 2028, at a redemption price of $50 per trust preferred security.

       Pioneer may cause the trust to delay payment of distributions on the trust preferred securities for 20 consecutive quarters. During such deferral periods, distributions, to which holders of the trust preferred securities are entitled, will compound quarterly, and the Company may not declare or pay any dividends on its Common Shares.

Note 7 - Shareholders' Equity

       During fiscal 1998, the Company's shareholders approved an amendment to the Company's Amended Articles of Incorporation authorizing 5,000,000 serial preferred shares, without par value. The amendment empowers the Board of Directors to authorize issuance of the preferred shares from time to time and to determine all relevant terms thereof.

       Holders of preferred shares will be entitled to one vote per preferred share upon all matters presented to shareholders, and vote together with holders of Common Shares as one class on all matters, except as otherwise provided by the Company's Amended Articles of Incorporation. In addition, the Board of Directors represented that such shares would not be used to thwart any attempted acquisition of the Company. No preferred shares have been issued to date.

       On March 12, 1997, the Company completed an underwritten public offering of 3,450,000 Common Shares at a price of $13.00 per share. The net proceeds from the offering of approximately $42.4 million were used to repay a portion of the indebtedness outstanding under the Company's revolving credit facility.

       On July 2, 1996, the Company entered into a Share Subscription Agreement and Trust (the "Trust") with Wachovia Bank of North Carolina, N.A., as Trustee, whereby the Trustee subscribed for 5,000,000 Common Shares of the Company, which will be paid for over the 15-year term of the Trust. The proceeds from the sale or direct use of the Common Shares over the life of the Trust are used to fund Company obligations under various benefit plans. As of March 31, 1998, 220,000 shares have been released from the Trust. The following details the fair market value of the 4,780,000 Common Shares subscribed for by the Trust, reflected in shareholders' equity at March 31, 1998:

Common Shares at stated value
   (4,780,000 @ $.30)                  $  1,434,000
Capital in excess of stated value
   (4,780,000 shares)                    57,121,000
Unearned compensation (4,780,000
   shares @ $12.25 fair market value)   (58,555,000)
----------------------------------------------------
Net effect on shareholders' equity     $         --
----------------------------------------------------

       The Company maintains a Common Share Purchase Rights Plan whereby, until the occurrences of certain events, each share of the Company's outstanding Common Shares represents ownership of one right ("Right"). The Rights may be exercised only if a person or group acquires 20 percent or more of the Company's Common Shares, or announces a tender offer for at least 20 percent of the Company's Common Shares. The exercise price of each Right is $11.85 per Common Share, subject to adjustment in certain events. The Rights trade with the Company's Common Shares until the Rights become exercisable.

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

Note 8 - Earnings per Share

       Earnings per share have been computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, adopted for the quarter ended December 31, 1997. All earnings per share amounts shown for periods prior to adoption have been restated to conform to the provisions of SFAS No. 128. Basic earnings per share increased by $.02, $.02 and $.04 for the periods March 31, 1998, 1997 and 1996, respectively, over the previous method of computing earnings per share.


30)

Basic and diluted earnings per share are computed as follows:

                                                                                     For the years ended March 31
                                                                              1998                1997              1996
------------------------------------------------------------------------------------------------------------------------------

Basic
   Net income applicable to common shareholders                            $30,497,000        $23,254,000        $25,252,000
------------------------------------------------------------------------------------------------------------------------------
   Weighted average shares outstanding                                      26,204,520         22,731,951         22,436,003
------------------------------------------------------------------------------------------------------------------------------
   Basic earnings per share                                                $      1.16        $      1.02        $      1.13
------------------------------------------------------------------------------------------------------------------------------

Diluted
   Net income applicable to common shareholders                            $30,497,000        $23,254,000        $25,252,000
   Add back:
     Distributions on mandatorily redeemable convertible
     trust preferred securities, net of tax                                    112,000                 --                 --
------------------------------------------------------------------------------------------------------------------------------
     Net income applicable to common shareholders                          $30,609,000        $23,254,000        $25,252,000
------------------------------------------------------------------------------------------------------------------------------
   Weighted average shares outstanding                                      26,204,520         22,731,951         22,436,003
   Effect of diluted securities:
   Common share equivalents of outstanding stock options                       570,863            503,919            691,483
   Common shares issuable upon conversion of mandatorily redeemable
     convertible trust preferred securities                                    173,950                 --                 --
------------------------------------------------------------------------------------------------------------------------------
   Diluted weighted average shares outstanding                              26,949,333         23,235,870         23,127,486
------------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share                                              $      1.14        $      1.00        $      1.09
------------------------------------------------------------------------------------------------------------------------------

Note 9 - Stock Options

       The Company has stock option plans which provide for the granting of options to employees and directors to purchase its Common Shares. These plans provide for nonqualified or incentive stock options.

       Options are granted at the fair market value of the Company's Common Shares on the date of grant and expire 10 years from date of grant. The Company makes no recognition of the options in the financial statements until they are exercised. Pro forma disclosures are provided for 1998 and 1997 as if the Company adopted the cost recognition requirements under Financial Accounting Standard No. 123 ("SFAS 123") - "Accounting for Stock-Based Compensation."

       Transactions involving the stock option plans are summarized as follows:

                                        Number    Average option
                                      of shares   price per share
-----------------------------------------------------------------

Outstanding at March 31, 1995         1,581,750         $ 7.95
   Exercised                           (124,442)        $ 5.87
   Granted                              274,000         $14.99
   Forfeited                           (110,734)        $10.53
Outstanding at March 31, 1996         1,620,574         $ 9.12
   Exercised                            (86,035)        $ 5.74
   Granted                                7,500         $15.25
   Forfeited                            (59,053)        $11.68
Outstanding at March 31, 1997         1,482,986         $ 9.24
   Exercised                            (94,009)        $ 8.13
   Granted                              266,800         $12.43
   Forfeited                            (57,855)        $13.74
Outstanding at March 31, 1998         1,597,922         $ 9.68
Exercisable at March 31, 1998           979,426         $ 9.16
Available for grant at
   March 31, 1998                       407,715

Options Outstanding and Exercisable by Price Range as of March 31, 1998

                        Options Outstanding
----------------------------------------------------
                             Weighted-
                              average
                Outstanding  remaining  Weighted-
   Range of        as of   contractual   average
exercise prices  3/31/1998     life  exercise price
----------------------------------------------------

$ 0.00 - $ 3.00   125,550       2.0      $ 2.96
$ 3.00 - $ 6.00    82,350       3.1      $ 4.52
$ 6.00 - $ 9.00   472,993       5.1      $ 6.11
$ 9.00 - $12.00   224,479       6.1      $11.33
$12.00 - $15.00   499,050       8.0      $12.64
$15.00 - $18.00   193,500       8.0      $15.38
----------------------------------------------------
                1,597,922       6.1      $ 9.68

         Options Exercisable
----------------------------------------------------
                     Exercisable
   Range of             as of      Weighted-average
exercise prices       3/31/1998     exercise price
----------------------------------------------------

$ 0.00 - $ 3.00        125,550          $ 2.96
$ 3.00 - $ 6.00         82,350          $ 4.52
$ 6.00 - $ 9.00        271,390          $ 6.11
$ 9.00 - $12.00        140,599          $11.33
$12.00 - $15.00        214,571          $12.78
$15.00 - $18.00        144,966          $15.38
----------------------------------------------------
                       979,426          $ 9.16

                                                                             (31

       The fair market value of each option granted during 1998 and 1997 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                              1998          1997
--------------------------------------------------

Dividend yield                   1.0%        1.0%
Expected volatility             33.1%       34.0%
Risk-free interest rate         5.60%       6.39%
Expected life               7.3 years     8 years

       The weighted average fair value of options granted during 1998, 1997 and 1996 was $5.29, $7.27 and $7.14, respectively.

       If compensation expense had been recognized for the 1998, 1997 and 1996 grants for stock-based compensation plans in accordance with provisions of SFAS 123, the Company would have recorded net income and diluted earnings per share of $29,851,000 and $1.11, respectively, in 1998; and $22,603,000 and $.97, respectively, in 1997. The pro forma effect for 1996 would have been immaterial.

       The impact of applying SFAS 123 in this pro forma disclosure is not indicative of future amounts. SFAS 123 does not apply to grants prior to March 31, 1995, and additional grants in future years are anticipated.

Note 10 - Financial Instruments and

Estimated Fair Values

       The Company uses forward exchange contracts to reduce exposure to foreign currency fluctuations. Gains or losses resulting from contracts which hedge specific transactions are included in net income offsetting the net income effect of the transaction creating the risk. As of March 31, 1998, there is one contract outstanding for the forward sale of U.S. dollars against Canadian dollars in a notional amount of $2.5 million, which approximates fair value at March 31, 1998. The contract matured on April 30, 1998, and was utilized to hedge U.S. dollar transactions of the Canadian subsidiary.

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

       The carrying amounts and estimated fair values of the Company's other financial instruments are as follows:

                                                   1998                               1997
------------------------------------------------------------------------------------------------------
                                          Carrying        Fair               Carrying         Fair
                                           amount         value               amount          value
------------------------------------------------------------------------------------------------------

Cash and cash equivalents              $ 31,999,000    $31,999,000        $ 28,116,000   $ 28,116,000
Notes payable to banks                           --             --          20,500,000     20,500,000
Long-term debt:
     8.5% Senior Notes                  150,000,000    162,000,000         150,000,000    151,084,000
     9.79% Senior Notes                   8,560,000      8,951,000          11,420,000     11,887,000
     Revolving credit borrowings        180,000,000    180,000,000          15,000,000     15,000,000
Interest rate swap                               --       (106,000)                 --        363,000
Mandatorily redeemable convertible
     trust preferred securities         125,000,000    126,250,000                  --             --

       The fair value of the 9.79 percent Senior Notes is estimated using rates currently available for securities with similar terms and remaining maturities. The fair value of the interest rate swap is the amount at which it could be settled, based on market estimates. The fair value of the 8.5 percent Senior Notes and the Mandatorily Redeemable Convertible Trust Preferred Securities represents market value.


32)

Note 11 - Operating Working Capital Changes and Supplemental Information for the Statements of Cash Flows

       The components of the changes in operating working capital were:

                                                                 1998           1997          1996
-------------------------------------------------------------------------------------------------------

Accounts receivable                                        $(29,921,000)  $(20,002,000)  $(18,456,000)
Merchandise inventory                                       (78,450,000)    (5,712,000)   (57,702,000)
Prepaid expenses                                              2,381,000     (3,712,000)      (894,000)
Accounts payable                                             (7,908,000)   (40,675,000)    41,911,000
Income taxes                                                   (442,000)       232,000     (3,107,000)
Accrued salaries, wages and commissions                      (3,618,000)    (1,520,000)     2,156,000
Other accrued liabilities                                     2,807,000      2,968,000      4,194,000
-------------------------------------------------------------------------------------------------------
Increase in operating working capital                     $(115,151,000)  $(68,421,000)  $(31,898,000)
-------------------------------------------------------------------------------------------------------


       Supplemental cash flow information:

                                                                 1998           1997          1996
-------------------------------------------------------------------------------------------------------

Cash paid or received during the year for:
   Interest                                                 $20,942,000    $15,260,000    $ 7,824,000
   Income taxes                                              18,001,000     16,471,000     21,195,000
-------------------------------------------------------------------------------------------------------
Non-cash assets and liabilities of business acquired:
   Working capital                                          $23,456,000             --    $57,817,000
   Intangible assets                                        116,758,000             --     33,208,000
   Other assets                                               2,912,000             --      5,648,000
   Long-term debt assumed                                   (18,141,000)            --    (30,000,000)
   Minority interest                                         (1,732,000)            --             --
   Investment in 50%-owned company at date of acquisition            --             --    (16,790,000)
-------------------------------------------------------------------------------------------------------

Note 12 - Employee Retirement Plans

       The Company maintains various profit-sharing and thrift plans for all employees meeting certain service requirements. Generally, the plans allow eligible employees to contribute a portion of their compensation, with the Company matching a percentage thereof. The Company may also make contributions each year for the benefit of all eligible employees under the plans. Total profit sharing and Company matching contributions were $3,541,000, $3,034,000 and $2,622,000 for 1998, 1997 and 1996, respectively.



                                                                             (33

Report of Independent Auditors

       Shareholders and the Board of Directors
       Pioneer-Standard Electronics, Inc.

                We have audited the accompanying consolidated balance sheets of Pioneer-Standard Electronics, Inc. as of March 31, 1998, and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer-Standard Electronics, Inc. at March 31, 1998, and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.


       /s/ Ernst & Young LLP

       Cleveland, Ohio
       May 5, 1998

Quarterly Financial Data

(Unaudited)
------------------------------------------------------------------------------------------------------
Fiscal year                  First          Second           Third          Fourth
ending March 31            quarter         quarter         quarter         quarter            Year
------------------------------------------------------------------------------------------------------

1998
Net sales               $396,264,000    $431,284,000     $424,148,000    $433,569,000  $1,685,265,000
Gross profit              68,711,000      74,490,000       75,742,000      79,656,000     298,599,000
Net income                 7,305,000       7,459,000        8,439,000       7,294,000      30,497,000
Net income per share:
   Basic                         .28             .29              .32             .28            1.16
   Diluted                       .28             .28              .31             .27            1.14
------------------------------------------------------------------------------------------------------
1997
Net sales               $375,156,000    $357,683,000     $384,385,000    $391,485,000  $1,508,709,000
Gross profit              66,166,000      61,286,000       64,924,000      66,460,000     258,836,000
Net income                 6,151,000       4,533,000        5,625,000       6,945,000      23,254,000
Net income per share:
   Basic                         .27             .20              .25             .30            1.02
   Diluted                       .27             .20              .24             .29            1.00
------------------------------------------------------------------------------------------------------


34)

Dividend Information and Price Range
of Common Shares

Fiscal year                    First          Second           Third           Fourth
ending March 31              quarter         quarter         quarter          quarter           Year
------------------------------------------------------------------------------------------------------

1998
High                          $14.13          $17.75           $18.25          $16.88          $18.25
Low                            11.38           13.25            14.00           11.38           11.38
Close                          13.50           17.19            15.25           12.25           12.25
Dividends paid                   .03             .03              .03             .03             .12
------------------------------------------------------------------------------------------------------
1997
High                          $16.50          $14.25           $13.75          $15.63          $16.50
Low                            12.50           11.00            10.25           12.50           10.25
Close                          13.25           11.25            13.13           12.75           12.75
Dividends paid                   .03             .03              .03             .03             .12
------------------------------------------------------------------------------------------------------

       As of May 1, 1998, there were 31,138,554 Common Shares (including 4,780,000 subscribed Common Shares - see Note 7) of Pioneer-Standard Electronics, Inc. outstanding, and there were 2,962 shareholders of record.

       The market price of Pioneer-Standard Electronics, Inc. Common Shares at the close of business May 1, 1998, was $12.50.

See Note 3 for information regarding dividend restrictions.


                                   Quarterly Stock Prices
                                          [Graphic]


                                                                             (35

Financial Review
Five-Year Summary of Operations

                                                                              (Dollars in thousands except per share amounts)

For the year ended March 31                         1998             1997            1996               1995           1994
----------------------------------------------------------------------------------------------------------------------------------

Combined sales
(Pioneer-Standard Electronics, Inc. and
   Pioneer-Standard of Maryland, Inc.)         $  1,685,265     $  1,508,709     $  1,325,047      $  1,200,252     $  1,002,758
Pioneer-Standard Electronics, Inc.
   Net sales                                      1,685,265        1,508,709        1,105,281           832,152          580,757
   Interest expense                                  20,717           17,066            8,136             3,966            2,687
   Income before income taxes and
     equity in earnings of
     Pioneer-Standard of Maryland, Inc.              52,233           40,321           43,812            39,713           28,702
   Equity in earnings (loss) of
     Pioneer-Standard of Maryland, Inc.                  --               --             (173)            2,500            3,001
   Income taxes                                      21,624           17,067           18,387            17,204           12,027
   Net income                                        30,497           23,254           25,252            25,009           19,676
----------------------------------------------------------------------------------------------------------------------------------

Year-end position
   Accounts receivable                              303,599          209,086          189,296           133,987           81,155
   Inventory                                        349,100          243,940          238,370           123,008           85,754
   Working capital                                  461,449          298,535          224,840           131,438           85,132
   Net property and equipment                        87,727           52,594           48,679            30,929           25,572
Total assets                                        957,503          592,513          559,110           327,415          220,039
   Long-term debt                                   336,234          173,587          164,447            56,318           22,272
   Shareholders' equity                             244,996          213,979          150,693           126,415          102,740
   Weighted shares outstanding
     Basic                                       26,204,520       22,731,951       22,436,003        22,355,630       22,065,568
     Diluted                                     26,949,333       23,235,870       23,127,486        22,886,877       22,677,035
   Average number of employees                        2,199            2,042            1,647             1,213            1,003
----------------------------------------------------------------------------------------------------------------------------------

Per share data
   Basic net income per share                          1.16             1.02             1.13              1.12              .89
   Diluted net income per share                        1.14             1.00             1.09              1.09              .87
   Cash dividends paid per share                        .12              .12             .106              .075             .058
   Shareholders' equity per share                      9.30             8.22             6.70              5.65             4.61
   Price range of common shares
     High                                             18.25            16.50            19.25             13.17            12.55
     Low                                              11.38            10.25            10.75              9.17             5.33
----------------------------------------------------------------------------------------------------------------------------------

Measurement data
   Gross margin percent of sales                       17.7             17.2             18.3              18.6             19.8
   Net income percent of sales                          1.8              1.5              2.3               3.0              3.4
   Net income percent of average
     shareholders' equity                              13.3             14.2             18.2              21.8             21.1
   Sales per employee                                   766              739              671               686              579
   Accounts receivable days
     outstanding at year end                             44               47               45                47               43
   Turns on annual average inventory                    4.4              5.2              5.4               6.5              6.1
   Interest bearing debt percent of equity
     plus debt (including convertible
     trust preferred securities as equity)               48               48               56                34               21

The Company acquired the remaining 50 percent of the common stock of Pioneer-Standard of Maryland, Inc. on November 30, 1995.
The consolidated statements include the operating results of Maryland from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Maryland under the equity method of accounting.


36)

Corporate Directory                             Arthur Rhein                                     John V. Goodger
                                                President and Chief Operating                    Vice President, Treasurer
Directors                                       Officer of the Company                           and Assistant Secretary

James L. Bayman 1                               Edwin Z. Singer 1,2,3                            William A. Papenbrock
Chairman and                                    Chairman of the Board,                           Secretary
Chief Executive Officer                         Sandusco, Inc.
of the Company                                  (wholesale merchandising, real estate)           Arthur Rhein
                                                                                                 President and Chief Operating
Charles F. Christ                               Thomas C. Sullivan 1,3                           Officer
Retired Vice President and General              Chairman of the Board and
Manager of Components Division,                 Chief Executive Officer, RPM, Inc.               Corporate Offices
Digital Equipment Corporation                   (specialty coating and membranes)
(computer and office equipment)                                                                  Pioneer-Standard Electronics, Inc.
                                                Karl E. Ware 2                                   4800 East 131st Street
Frederick Downey 1                              Chairman and Chief Executive Officer,            Cleveland, Ohio 44105
President, FA Downey Associates, Inc.           Ware Industries, Inc.                            Phone: (216) 587-3600
(venture capital/consulting)                    (metal wire forms and steel components)
                                                                                                 Legal Counsel
Victor Gelb 1,2,3                               1 Executive Committee
President, Victor Gelb Inc.                     2 Audit Committee                                Calfee, Halter & Griswold LLP
(industrial fibers)                             3 Compensation Committee                         1400 McDonald Investment Center
                                                                                                 800 Superior Avenue
Gordon E. Heffern 3                             Corporate Officers                               Cleveland, Ohio 44114
Retired Chairman of the Board
and Chief Executive Officer,                    James L. Bayman                                  Independent Auditors
Society Corporation and Society                 Chairman and
National Bank                                   Chief Executive Officer                          Ernst & Young LLP
(banking)                                                                                        1300 Huntington Building
                                                                                                 Cleveland, Ohio 44115






Shareholder Information

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44139-0900
800-622-6757

Common Shares
Nasdaq Symbol-PIOS
Quoted in the National
Market System

Trustee 8.5 Percent Senior Notes
Star Bank, N.A.
425 Walnut Street
P.O. Box 1118
Cincinnati, Ohio 45201-1118

Dividend Reinvestment
and Stock Purchase Plan

    The plan allows for full or partial dividend reinvestment, and additional monthly cash investment up to $5,000 per month, in Pioneer-Standard Common Shares without brokerage commissions or service charges on stock purchases. If you are interested in joining the Plan and need an authorization form and/or more background information, please call National City Bank, Corporate Trust Operations at 800-622-6757.

Form 10-K

    A copy of the Company's Form 10-K annual report, which is filed with the Securities and Exchange Commission, may be obtained by writing Treasurer's Office, Pioneer-Standard Electronics, Inc., 4800 East 131st Street, Cleveland, Ohio 44105.

Annual Meeting

    Shareholders and other interested persons are cordially invited to attend the annual meeting of shareholders at 11:00 a.m. July 28, 1998, at the Cleveland South Hilton Inn, 6200 Quarry Lane, Cleveland, Ohio.

Affirmative Action Policy

    Pioneer-Standard Electronics, Inc.
is an equal opportunity and affirmative action employer committed to a policy of equal employment opportunity for all persons, regardless of race, color, sex, religion, national origin, ancestry, age, marital status, disability or veteran status.

World Wide Web site:
http://www.pios.com

Pioneer-Standard Electronics, Inc. 4800 East 131st Street, Cleveland, Ohio 44105
Phone: 216-587-3600 Internet:www.pios.com