Form 10-K, Exhibit 13
period 1999-03-31
PIONEER STANDARD ELECTRONICS INC
filed 1999-06-29
CIK 78749

                                                                      Exhibit 13

CONSOLIDATED BALANCE SHEETS

March 31, 1999, and 1998                                                      1999             1998
========================================================================================================
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                 $  28,898,000    $  31,999,000
Accounts receivable, less allowance for doubtful accounts                   323,461,000      303,599,000
    (1999-$6,035,000, 1998-$7,798,000)
Merchandise inventory                                                       314,362,000      349,100,000
Prepaid expenses                                                              2,475,000        5,799,000
Deferred income taxes                                                         8,049,000       10,113,000
--------------------------------------------------------------------------------------------------------
    Total current assets                                                    677,245,000      700,610,000
INTANGIBLE ASSETS                                                           154,405,000      154,908,000
INVESTMENTS                                                                  13,964,000        6,531,000
OTHER ASSETS                                                                  7,898,000        7,727,000
PROPERTY AND EQUIPMENT, AT COST:
Land                                                                            828,000          828,000
Buildings                                                                    10,264,000       10,067,000
Furniture and equipment                                                      87,000,000       69,221,000
Software                                                                     53,310,000       46,279,000
Leasehold improvements                                                       12,200,000        9,408,000
--------------------------------------------------------------------------------------------------------
                                                                            163,602,000      135,803,000
Less accumulated depreciation and amortization                               72,645,000       48,076,000
--------------------------------------------------------------------------------------------------------
    Net property and equipment                                               90,957,000       87,727,000
--------------------------------------------------------------------------------------------------------
                                                                          $ 944,469,000    $ 957,503,000
========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                          $ 161,379,000    $ 197,167,000
Income taxes                                                                  1,216,000        1,275,000
Accrued salaries, wages and commissions                                       8,649,000        7,908,000
Other accrued liabilities                                                    26,550,000       29,710,000
Long-term debt due within one year                                            3,104,000        3,101,000
--------------------------------------------------------------------------------------------------------
    Total current liabilities                                               200,898,000      239,161,000

LONG-TERM DEBT                                                              313,240,000      336,234,000
DEFERRED INCOME TAXES                                                        13,971,000       10,380,000
MINORITY INTEREST                                                             1,107,000        1,732,000
COMPANY OBLIGATED MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
    SECURITIES OF TRUST, HOLDING SOLELY 6 3/4% CONVERTIBLE SUBORDINATED
    DEBENTURES OF THE COMPANY                                               143,750,000      125,000,000

SHAREHOLDERS' EQUITY:
Serial preferred shares, without par value: authorized 5,000,000;
    issued and outstanding-none                                                    --               --
Common shares, without par value, $.30 stated value:
    authorized 80,000,000 shares; 31,134,741 outstanding shares
    (including 4,780,000 subscribed-for shares) in 1999 and
    31,128,554 shares (including 4,780,000 subscribed shares) in 1998         9,258,000        9,256,000
Capital in excess of stated value                                            93,324,000      120,465,000
Retained earnings                                                           202,056,000      174,411,000
Unearned compensation                                                       (31,369,000)     (58,555,000)
Accumulated other comprehensive loss                                         (1,766,000)        (581,000)
--------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  271,503,000      244,996,000
--------------------------------------------------------------------------------------------------------
                                                                          $ 944,469,000    $ 957,503,000
========================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 1999, 1998 and 1997                  1999             1998             1997
======================================================================================================
Net sales                                             $2,259,083,000   $1,685,265,000   $1,508,709,000
Operating costs and expenses:
  Cost of goods sold                                   1,906,657,000    1,386,666,000    1,249,873,000
  Warehouse, selling and administrative expenses         267,505,000      225,649,000      201,449,000
------------------------------------------------------------------------------------------------------
                                                       2,174,162,000    1,612,315,000    1,451,322,000
------------------------------------------------------------------------------------------------------
Operating profit                                          84,921,000       72,950,000       57,387,000
Interest expense                                          24,253,000       20,717,000       17,066,000
------------------------------------------------------------------------------------------------------
Income before income taxes                                60,668,000       52,233,000       40,321,000
Income taxes:
Federal
  Current                                                 14,825,000       13,584,000        9,598,000
  Deferred                                                 5,655,000        5,124,000        4,269,000
------------------------------------------------------------------------------------------------------
                                                          20,480,000       18,708,000       13,867,000
State                                                      3,538,000        2,916,000        3,200,000
------------------------------------------------------------------------------------------------------
                                                          24,018,000       21,624,000       17,067,000
Distributions on mandatorily redeemable convertible
  trust preferred securities, net of tax                   5,841,000          112,000             --
------------------------------------------------------------------------------------------------------
Net income                                            $   30,809,000   $   30,497,000   $   23,254,000
======================================================================================================
Earnings per common share:
  Basic                                                        $1.17            $1.16            $1.02
  Diluted                                                      $1.03            $1.14            $1.00
======================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended March 31, 1999, 1998 and 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Accumulated
                                          Stated value      Capital in                                     other
                               Common      of common        excess of     Retained        Unearned     comprehensive
                               shares        shares       stated value    earnings      compensation     income (loss)       Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1996             22,498,510     $6,667,000     $17,221,000  $126,506,000                        $299,000   $150,693,000
Net income                                                                23,254,000                                     23,254,000
                                                                                                                       ------------
Unrealized translation
  adjustments                                                                                               (342,000)      (342,000)
Total comprehensive
  income                                                                                                                 22,912,000
Issuance of
  common shares               3,450,000      1,035,000      41,331,000                                                   42,366,000
Subscription of
  common shares               5,000,000      1,500,000      62,250,000                   $(63,750,000)                          --
Cash dividends
  ($.12 per share)                                                        (2,705,000)                                    (2,705,000)
Shares issued upon
  exercise of stock options      86,035         26,000         468,000                                                      494,000
Tax benefit related to
  exercise of stock options                                    219,000                                                      219,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1997             31,034,545      9,228,000     121,489,000   147,055,000      (63,750,000)       (43,000)   213,979,000
Net income                                                                30,497,000                                     30,497,000
Unrealized translation
  adjustments                                                                                               (538,000)      (538,000)
                                                                                                                       ------------
Total comprehensive
  income                                                                                                                 29,959,000
Shares sold by trust                                           504,000                      2,805,000                     3,309,000
Value change in
  subscribed-for shares                                     (2,390,000)                     2,390,000                           --
Cash dividends
  ($.12 per share)                                                        (3,141,000)                                    (3,141,000)
Shares issued upon
  exercise of stock options      94,009         28,000         737,000                                                      765,000
Tax benefit related to
  exercise of stock options                                    125,000                                                      125,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1998             31,128,554      9,256,000     120,465,000   174,411,000      (58,555,000)      (581,000)   244,996,000
Net income                                                                30,809,000                                     30,809,000
Unrealized translation
  adjustments                                                                                             (1,185,000)    (1,185,000)
                                                                                                                       ------------
Total comprehensive
  income                                                                                                                 29,624,000
Value change in subscribed-
  for shares                                               (27,186,000)                    27,186,000                           --
Cash dividends
  ($.12 per share)                                                        (3,164,000)                                    (3,164,000)
Shares issued upon
  exercise of stock options       6,187          2,000          36,000                                                       38,000
Tax benefit related to
  exercise of stock options                                      9,000                                                        9,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1999             31,134,741     $9,258,000     $93,324,000  $202,056,000     $(31,369,000)   $(1,766,000)  $271,503,000
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 1999, 1998 and 1997                              1999                 1998                 1997
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                       $ 30,809,000        $  30,497,000        $  23,254,000
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
       Depreciation                                                  14,379,000           11,193,000            9,914,000
       Amortization                                                   8,611,000            3,788,000            4,659,000
       Gain on sale of property and equipment                              --                   --               (221,000)
       Increase in operating working capital                        (23,436,000)        (115,151,000)         (68,421,000)
       Decrease in other assets and other liabilities                  (796,000)          (7,068,000)          (1,099,000)
       Deferred taxes                                                 5,655,000            5,124,000            4,269,000
-------------------------------------------------------------------------------------------------------------------------
         Total adjustments                                            4,413,000         (102,114,000)         (50,899,000)
-------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) operating activities         35,222,000          (71,617,000)         (27,645,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment                               (22,137,000)         (44,283,000)         (20,179,000)
  Acquisition of businesses, net of cash acquired                          --           (123,253,000)                --
  Investments in affiliates                                          (7,433,000)          (6,531,000)                --
  Proceeds from sale of property and equipment                             --                   --              1,468,000
-------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                      (29,570,000)        (174,067,000)         (18,711,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in short-term financing                                         --            (20,500,000)            (500,000)
  Increase (decrease) in revolving credit borrowings                (20,000,000)         146,859,000         (137,000,000)
  Principal payments under long-term debt obligations                (2,991,000)          (2,883,000)          (2,860,000)
  Proceeds from issuance of senior notes                                   --                   --            150,000,000
  Proceeds from issuance of common shares                                  --                   --             42,366,000
  Proceeds from sale of trust securities                                   --              3,309,000                 --
  Proceeds from issuance of mandatorily redeemable
    convertible trust preferred securities                           18,750,000          125,000,000                 --
  Issuance of common shares under stock option plans                     38,000              765,000              494,000
  Tax benefit related to exercise of stock options                        9,000              125,000              219,000
  Dividends paid                                                     (3,164,000)          (3,141,000)          (2,705,000)
-------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities         (7,358,000)         249,534,000           50,014,000

EFFECT OF EXCHANGE RATE CHANGES ON CASH                              (1,395,000)              33,000               18,000
-------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (3,101,000)           3,883,000            3,676,000

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       31,999,000           28,116,000           24,440,000
-------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                           $ 28,898,000        $  31,999,000        $  28,116,000
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Operations and Significant
Accounting Policies

       The Company distributes a broad range of electronic components and computer systems products manufactured by others. These products are sold to original equipment manufacturers, value-added resellers, research laboratories, government agencies and end users, including manufacturing companies, and service and other non-manufacturing organizations. The Company has operations in the United States, Canada and affiliates in Europe and the Asia-Pacific region.

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

       Merchandise Inventory - Inventory is stated at the lower of cost (first-in, first-out basis) or market. The Company's inventory is constantly monitored for obsolescence. This review considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. Reserves for slow-moving and obsolete inventory at March 31 were $5,397,000 in 1999 and $5,661,000 in 1998.

       Investments - The Company has investments in two affiliates that are accounted for by the cost method. The Company has a minority equity interest (6.1%) in World Peace Industrial Co., Ltd. ("WPI"), a pan-Asian distributor of electronics headquartered in Taipei, and a minority equity interest (4.8%) in Eurodis Electron PLC ("Eurodis"), a pan-European distributor of electronic components. Eurodis is headquartered near London. Dividends are recognized in income as received.

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

       Intangible assets represent the excess of cost over fair value assigned to net assets of purchased businesses, which is being amortized on the straight-line method over 40 years. Accumulated amortization at March 31 was $7,827,000 in 1999 and $3,684,000 in 1998. Impairment of long-lived assets and related intangible assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

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

       Advertising Promotion - All costs associated with advertising and promoting products are expensed in the year incurred. Advertising and promotion expense was $3,214,000 in 1999, $2,784,000 in 1998 and $2,176,000 in 1997.

       Stock-Based Compensation - The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

       Earnings per Common Share - Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue Common Shares were converted into Common Shares. Such Common Shares consist of shares issuable upon exercise of stock options computed by using the treasury stock method, and of shares issuable upon conversion of the Convertible Trust Preferred Securities. Due to the application of the treasury stock method, the 4,780,000 shares subscribed for by the Trust (see Note 8) have no effect on earnings per share. In addition, the subscribed-for shares are excluded when determining shareholders' equity per share.

       Use of Estimates - The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include management's best estimates and judgments where applicable. Actual results could differ from those estimates.

       Reclassification - Certain 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation.

       New Accounting Standards - In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

       Management is currently analyzing what the effect of Statement No.133 will be on its earnings and financial position and has not yet determined the timing of adoption.

       Effective June 30, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however the adoption of this Statement had no impact on the Company's net income or shareholders' equity.

NOTE 2 - Acquisition

       On March 31, 1998, the Company acquired 100 percent of the outstanding capital stock of Dickens Data Systems, Inc. for $121.0 million in cash. The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of Dickens Data Systems, Inc. were included in the consolidated balance sheet at their estimated fair value as of March 31, 1998. The excess of the purchase price over the fair value of the net assets acquired approximated $119.1 million and is being amortized over 40 years.

       The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and Dickens Data Systems, Inc. for the fiscal year 1998 as if the acquisition had occurred at the beginning of the fiscal year, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects:

                                               1998
---------------------------------------------------------
Net sales                                $2,052,405,000
Net income                                   32,665,000
Net income per share
  Basic                                           $1.25
  Diluted                                          1.22
---------------------------------------------------------

NOTE 3 - Long-Term Debt
       Long-term debt at March 31, 1999, and 1998 consisted of the following:

                                1999           1998
---------------------------------------------------------
Revolving credit facility   $160,000,000    $180,000,000
8.5% Senior Notes            150,000,000     150,000,000
9.79% Senior Notes             5,700,000       8,560,000
Other                            644,000         775,000
---------------------------------------------------------
                             316,344,000     339,335,000
Less amounts due
  within one year              3,104,000       3,101,000
---------------------------------------------------------
                            $313,240,000    $336,234,000
---------------------------------------------------------

       The Company has a revolving credit facility with various banks providing for up to an aggregate amount of $260 million of unsecured borrowings on a revolving credit basis for an initial term until March 27, 2003. In addition, on an annual basis, the facility may be extended for a one-year period with the consent of all members of the bank group. Interest rates on borrowings are based on various floating rate alternative pricing mechanisms. The weighted average interest rate at March 31, 1999 was 6.08 percent. There is a fee ranging from
0.25 percent to 0.375 percent on the amount of the total facility, and there is no prepayment penalty.

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

       Principal payments of $2.86 million and $2.84 million are due November 1, 1999 and 2000, respectively, on the 9.79 percent Senior Notes. Interest is payable semi-annually.

       The terms of the credit facility and 9.79 percent Senior Note Purchase Agreement provide for, among other things, restrictions regarding the payment of cash dividends and purchase of the Company's Common Shares, limitations on other borrowings and capital expenditures, minimum working capital requirements and the maintenance of certain financial ratios. Unrestricted retained earnings available for dividends at March 31, 1999, under the most restrictive covenants are $56.5 million.

       Aggregate maturities of long-term debt for the next five fiscal years are: 2000-$3,104,000; 2001- $2,872,000; 2002-$23,000; 2003-$160,000,000 and
2004-$0.

NOTE 4 - Lease Commitments

       The Company is committed under lease agreements ranging up to seven years, which contain renewal options for periods up to 10 years, for certain facilities and equipment.

       Future minimum lease payments for operating leases at March 31, 1999, are: 2000-$8,924,000; 2001 -$6,352,000; 2002-$4,930,000; 2003-$4,047,000;
2004-$3,310,000; and thereafter $8,127,000.

       Rental expense for operating leases was $9,200,000, $6,602,000 and $6,416,000 for 1999, 1998 and 1997, respectively.

NOTE 5 - Income Taxes

       The following is a reconciliation of the Company's effective income tax rate to the federal statutory rate:

                               1999      1998      1997
---------------------------------------------------------
Statutory rate                35.0%      35.0%      35.0%
Provision for state taxes      3.8        3.6        5.2
Foreign losses with
  (recognized) unrecog-
  nized tax benefits           (.3)       1.2        (.3)
Non-deductible and other       1.1        1.6        2.4
---------------------------------------------------------
Effective rate                39.6%      41.4%      42.3%
---------------------------------------------------------

       Deferred tax assets and (liabilities) as of March 31, 1999, and 1998 are presented below:

                                  1999          1998
------------------------------------------------------------
Deferred tax assets:
  Capitalized inventory costs  $  2,697,000   $  2,722,000
  Accrued expenses                1,908,000      2,446,000
  Allowance for doubtful
     accounts                     1,616,000      2,648,000
  Inventory valuation reserve     1,233,000      1,552,000
  Foreign loss carryforward       1,048,000      1,202,000
  Other                             595,000        745,000
------------------------------------------------------------
                                  9,097,000     11,315,000
Less valuation allowance         (1,048,000)    (1,202,000)
------------------------------------------------------------
Total deferred tax assets         8,049,000     10,113,000
Deferred tax liabilities:
  Depreciation expense             (865,000)    (1,289,000)
  Software amortization         (11,324,000)    (8,789,000)
  Goodwill                       (1,782,000)            --
  Other                                  --       (302,000)
------------------------------------------------------------
Total deferred tax liabilities  (13,971,000)   (10,380,000)
------------------------------------------------------------
Net deferred tax assets
  (liabilities)                $ (5,922,000)  $   (267,000)
------------------------------------------------------------

NOTE 6 - Business Segment Information

       Effective March 31, 1999, the Company adopted
FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

       The Company operations are classified into two reportable business segments: Computer Systems and Industrial Electronics. The Company's two reportable business segments are managed separately based on the product differences.

       Computer Systems products include mid-range computer systems and high-end platforms, personal computers, display terminals and networking products.

       Industrial Electronics products include semiconductors, and interconnect, passive and electromechanical products.

       The Company evaluates performance and allocates resources based on return on capital and profitable growth. Specifically, the Company measures segment profit or loss based on earnings before interest and income taxes (EBIT). The accounting policies of the reportable segments are the same as those described in Note 1. Corporate assets and capital expenditures include costs of certain centralized functions not directly attributable to the individual segments. Corporate expenses are allocated to each segment based on head- count, sales and asset utilization.

(in thousands)                                        1999             1998              1997
================================================================================================
SALES
  Computer Systems                                 $1,125,383       $  669,604        $  469,170
  Industrial Electronics                            1,133,700        1,015,661         1,039,539
------------------------------------------------------------------------------------------------
       Total Sales                                 $2,259,083       $1,685,265        $1,508,709
OPERATING INCOME
  Computer Systems                                 $   49,810       $   36,158        $   23,044
  Industrial Electronics                               35,111           36,792            34,343
------------------------------------------------------------------------------------------------
       Total Operating Income                      $   84,921       $   72,950        $   57,387
RECONCILIATION TO INCOME BEFORE INCOME TAXES
  Interest Expense                                     24,253           20,717            17,066
------------------------------------------------------------------------------------------------
  Income Before Income Taxes                       $   60,668       $   52,233        $   40,321
ASSETS
  Computer Systems                                 $  522,959       $  496,563        $  109,261
  Industrial Electronics                              395,175          438,390           483,252
  Corporate                                            26,335           22,550               --
------------------------------------------------------------------------------------------------
       Total Assets                                $  944,469       $  957,503        $  592,513
CAPITAL EXPENDITURES
  Computer Systems                                 $   10,801       $    6,277        $    6,663
  Industrial Electronics                                7,551           15,456            13,516
  Corporate                                             3,785           22,550               --
------------------------------------------------------------------------------------------------
       Total Capital Expenditures                  $   22,137       $   44,283        $   20,179
DEPRECIATION AND AMORTIZATION EXPENSE
  Computer Systems                                 $   11,530       $    4,792        $    4,812
  Industrial Electronics                               11,460           10,189             9,761
------------------------------------------------------------------------------------------------
       Total Depreciation and Amortization         $   22,990       $   14,981        $   14,573
GEOGRAPHIC AREAS
  Net Sales
     United States                                 $2,107,099       $1,574,006        $1,401,149
     Foreign                                          151,984          111,259           107,560
------------------------------------------------------------------------------------------------
       Total                                       $2,259,083       $1,685,265        $1,508,709
  Long-Lived Assets
     United States                                 $   97,931       $   94,368        $   53,910
     Foreign                                           14,888            7,617             1,286
------------------------------------------------------------------------------------------------
       Total                                       $  112,819       $  101,985        $   55,196
================================================================================================

NOTE 7 - Mandatorily Redeemable Convertible Trust Preferred Securities

       In March 1998 and April 1998, Pioneer-Standard Financial Trust (the "trust") issued $143.7 million of 6 3/4 percent Mandatorily Redeemable Convertible Trust Preferred Securities (the "trust preferred securities"). Pioneer-Standard Financial Trust, a statutory business trust, is a wholly owned consolidated subsidiary of the Company, with its sole asset being $148.2 million aggregate principal amount of 6 3/4 percent Junior Convertible Subordinated Debentures due March 31, 2028 of Pioneer-Standard Electronics, Inc.
(the "trust debenture").

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

       The Company may cause the trust to delay payment of distributions on the trust preferred securities for 20 consecutive quarters. During such deferral periods, distributions, to which holders of the trust preferred securities are entitled, will compound quarterly, and the Company may not declare or pay any dividends on its Common Shares.

NOTE 8 - Shareholders' Equity

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

       On July 2, 1996, the Company entered into a Share Subscription Agreement and Trust (the "Trust") with Wachovia Bank of North Carolina, N.A., as Trustee, whereby the Trustee subscribed for 5,000,000 Common Shares of the Company, which will be paid for over the 15-year term of the Trust. The proceeds from the sale or direct use of the Common Shares over the life of the Trust are used to fund Company obligations under various benefit plans. As of March 31, 1999, 220,000 shares have been released from the Trust. The following details the fair market value of the 4,780,000 Common Shares subscribed for by the Trust, reflected in shareholders' equity at March 31, 1999:

Common Shares at stated value
  (4,780,000 @ $.30)                      $  1,434,000
Capital in excess of stated value
  (4,780,000 shares)                        29,935,000
Unearned compensation (4,780,000
  shares @ $6.5625 fair market value)      (31,369,000)
------------------------------------------------------
Net effect on shareholders' equity        $        --
=======================================================

       On April 27, 1999, the Company's Board of Directors approved a new Shareholder Rights Plan, which is effective upon expiration of the existing plan on May 10, 1999. A dividend of one Right per Common Share was distributed to shareholders of record as of May 10, 1999. Each Right, upon the occurrence of certain events, entitles the holder to buy from the Company one-tenth of a Common Share at a price of $4.00, or $40.00 per whole share, subject to adjustment. The Rights may be exercised only if a person or group acquires 20 percent or more of the Company's Common Shares, or announces a tender offer for at least 20 percent of the Company's Common Shares. The Rights trade with the Company's Common Shares. Each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's Common Shares having a market value of twice the Right's then- exercise price. The Rights trade with the Company's Common Shares until the Rights become exercisable.

       If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-exercise price, a number of the acquiring company's common shares (or other securities) having a market value at the time of twice the Right's then-current exercise price. Prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's Common Shares, the Rights are redeemable for $.001 per Right at the option of the Board of Directors. The Rights will expire May 10, 2009.

NOTE 9 - Earnings per Share
       The computation of basic and diluted earnings per share is as follows:

                                                                              For the years ended March 31
                                                                         1999            1998            1997
===================================================================================================================
Basic
  Net income applicable to common shareholders                         $30,809,000     $30,497,000     $23,254,000
  Weighted average shares outstanding                                   26,350,690      26,204,520      22,731,951
  Basic earnings per share                                                   $1.17           $1.16           $1.02
-------------------------------------------------------------------------------------------------------------------
Diluted
  Net income applicable to common shareholders                         $30,809,000     $30,497,000     $23,254,000
  Add back:
     Distributions on mandatorily redeemable convertible
       trust preferred securities, net of tax                            5,841,000         112,000             --
-------------------------------------------------------------------------------------------------------------------
          Net income applicable to common shareholders                 $36,650,000     $30,609,000     $23,254,000
-------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding                                   26,350,690      26,204,520      22,731,951
  Effect of diluted securities:
  Common share equivalents of outstanding stock options                    243,485         570,863         503,919
  Common shares issuable upon conversion of mandatorily
     redeemable convertible trust preferred securities                   9,117,199         173,950             --
-------------------------------------------------------------------------------------------------------------------
  Diluted weighted average shares outstanding                           35,711,374      26,949,333      23,235,870
  Diluted earnings per share                                                 $1.03           $1.14           $1.00
===================================================================================================================

NOTE 10 - Stock Options

       The Company has stock option plans which provide for the granting of nonqualified or incentive options to key employees and directors to purchase its Common Shares.

       Options are granted at the fair market value of the Company's Common Shares on the date of grant and expire 10 years from date of grant. The Company makes no recognition of the options in the financial statements until they are exercised.

       Transactions involving the stock option plans are summarized as follows:

                                  Number     Average option
                                 of shares  price per share
-----------------------------------------------------------
Outstanding at March 31, 1996    1,620,574      $ 9.12
  Exercised                        (86,035)     $ 5.74
  Granted                            7,500      $15.25
  Forfeited                        (59,053)     $11.68
                                 ---------
Outstanding at March 31, 1997    1,482,986      $ 9.24
  Exercised                        (94,009)     $ 8.13
  Granted                          266,800      $12.43
  Forfeited                        (57,855)     $13.74
                                 ---------
Outstanding at March 31, 1998    1,597,922      $ 9.68
  Exercised                         (6,187)     $ 6.11
  Granted                        1,244,500      $10.36
  Forfeited                        (75,024)     $12.89
                                 ---------
Outstanding at March 31, 1999    2,761,211      $ 9.91
                                 =========
Exercisable at March 31, 1999    1,174,839      $ 9.32
Available for future grant at
  March 31, 1999                   732,052

OPTIONS OUTSTANDING AND EXERCISABLE BY PRICE RANGE
AS OF MARCH 31, 1999

                    Options Outstanding
-----------------------------------------------------------------
                                       Weighted-
                                        average
                       Outstanding     remaining      Weighted-
    Range of              as of       contractual     average
  exercise prices       3/31/1999        life      exercise price
-----------------------------------------------------------------
$ 0.00 - $ 3.00           125,550       1.0         $ 2.96
$ 3.00 - $ 6.00            82,350       3.1         $ 4.52
$ 6.00 - $ 9.00         1,141,319       7.2         $ 7.67
$ 9.00 - $12.00           214,692       5.1         $11.33
$12.00 - $15.00         1,018,800       8.0         $12.44
$15.00 - $18.00           178,500       7.0         $15.38
-----------------------------------------------------------------
                        2,761,211       7.0         $ 9.91

                   Options Exercisable
------------------------------------------------------------
                       Exercisable
    Range of             as of         Weighted-average
  exercise prices      3/31/1999        exercise price
------------------------------------------------------------
$ 0.00 - $ 3.00          125,550            $ 2.96
$ 3.00 - $ 6.00           82,350            $ 4.52
$ 6.00 - $ 9.00          344,992            $ 6.11
$ 9.00 - $12.00          169,917            $11.33
$12.00 - $15.00          294,613            $12.72
$15.00 - $18.00          157,417            $15.38
------------------------------------------------------------
                       1,174,839            $ 9.32

       The fair market value of each option granted during 1999, 1998 and 1997 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                             1999          1998         1997
--------------------------------------------------------------
Dividend yield                 1.0%         1.0%         1.0%
Expected volatility           39.0%        33.1%        34.0%
Risk-free interest rate       5.25%        5.60%        6.39%
Expected life            8.2 years    7.3 years       8 years

       The weighted average fair value of options granted during 1999, 1998, and 1997 was $5.00, $5.29 and $7.27, respectively.

       If compensation expense had been recognized for the 1999, 1998 and 1997 grants for stock-based compensation plans in accordance with provisions of SFAS 123, the Company would have recorded net income and diluted earnings per share of $28,457,000 and $ .96, respectively, in 1999; and $29,851,000 and $1.11 respectively, in 1998 and $22,603,000 and $.97 respectively, in 1997.

       The impact of applying SFAS 123 in this pro forma disclosure is not indicative of future amounts. Additional grants in future years are anticipated.

NOTE 11 - Financial Instruments and Estimated Fair Values

       The Company has entered into several interest rate swap agreements for purposes of serving as a hedge of the Company's variable rate credit agreement borrowings. The effect of the swap agreements is to establish fixed rates on the variable rate debt and to reduce exposure to interest rate fluctuations. At March 31, 1999 the Company had interest rate swaps with a notional amount of $70 million. Pursuant to these agreements, Pioneer pays interest at a weighted average fixed rate of 5.47%. The weighted average LIBOR rates applicable to these agreements were 5.36% at March 31, 1999.

THE CARRYING AMOUNTS AND ESTIMATED FAIR VALUES OF THE COMPANY'S OTHER FINANCIAL INSTRUMENTS ARE AS FOLLOWS:

                                                           1999                                   1998
--------------------------------------------------------------------------------------------------------------------
                                                 Carrying         Fair                 Carrying           Fair
                                                 amount           value                 amount           value
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                     $ 28,898,000    $ 28,898,000           $ 31,999,000    $ 31,999,000
Long-term debt:
     8.5% Senior Notes                         150,000,000     151,500,000            150,000,000     162,000,000
     9.79% Senior Notes                          5,700,000       5,877,000              8,560,000       8,951,000
     Revolving credit borrowings               160,000,000     160,000,000            180,000,000     180,000,000
Interest rate swaps                                    --          227,948                    --         (106,000)
Foreign exchange contracts                       1,200,000       1,200,000              2,500,000       2,500,000
Mandatorily redeemable convertible
     trust preferred securities                143,750,000     100,625,000            125,000,000     126,250,000

       The fair value of the 9.79 percent Senior Notes is estimated using rates currently available for securities with similar terms and remaining maturities. The fair value of the interest rate swaps is the amount at which they could be settled, based on market estimates. The fair value of the 8.5 percent Senior Notes and the Mandatorily Redeemable Convertible Trust Preferred Securities represents their respective market value.

NOTE 12 - Operating Working Capital Changes and Supplemental Cash Flows THE COMPONENTS OF THE CHANGES IN OPERATING WORKING CAPITAL WERE:

                                                                         1999             1998            1997
====================================================================================================================
Accounts receivable                                                   $(19,862,000)    $(29,921,000)    $(20,002,000)
Merchandise inventory                                                   34,738,000      (78,450,000)      (5,712,000)
Prepaid expenses                                                         3,324,000        2,381,000       (3,712,000)
Accounts payable                                                       (35,788,000)      (7,908,000)     (40,675,000)
Income taxes                                                               (59,000)        (442,000)         232,000
Accrued salaries, wages and commissions                                    741,000       (3,618,000)      (1,520,000)
Other accrued liabilities                                               (6,531,000)       2,807,000        2,968,000
--------------------------------------------------------------------------------------------------------------------
Increase in operating working capital                                 $(23,436,000)   $(115,151,000)    $(68,421,000)
====================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
-------------------------------------------------------------------------------------------------------------
                                                                1999               1998               1997
-------------------------------------------------------------------------------------------------------------
Cash paid or received during the year for:
  Interest                                                  $23,675,000       $ 20,942,000        $15,260,000
  Income taxes                                               16,472,000         18,001,000         16,471,000
-------------------------------------------------------------------------------------------------------------
Non-cash assets and liabilities of business acquired:
  Working capital                                                             $ 23,456,000                --
  Intangible assets                                                            116,758,000                --
  Other assets                                                                   2,912,000                --
  Debt assumed                                                                 (18,141,000)               --
  Minority interest                                                             (1,732,000)               --
-------------------------------------------------------------------------------------------------------------

NOTE 13 - Employee Retirement Plans

       The Company maintains various profit-sharing and thrift plans for all employees meeting certain service requirements. Generally, the plans allow eligible employees to contribute a portion of their compensation, with the Company matching a percentage thereof. The Company may also make contributions each year for the benefit of all eligible employees under the plans. Total profit sharing and Company matching contributions were $3,742,000, $3,541,000 and $3,034,000 for 1999, 1998 and 1997, respectively.

NOTE 14 - Contingencies

       The Company is the subject of various threatened or pending legal actions and contingencies in the normal course of conducting its business. The Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on the Company's future results of operations and liquidity cannot be predicted because any such effect depends on future results of operations and the amount or timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

       In connection with the Year 2000 issue, the Company believes that the greatest threat posed to it by the Year 2000 problem is potential litigation arising out of any failure of products sold or services performed by the Company due to Year 2000 non-compliance. However, the Company is not currently aware of any threatened litigation. Based on currently available information, the Company is unable to quantify losses, if any, it may incur as a result of any Year 2000 non- compliant products or services sold by it, and cannot provide any assurance that such losses may not be material. The Company believes that its exposure to liability resulting from the malfunction of Year 2000 non-compliant products is mitigated in substantial part by certain manufacturers' warranties that are passed through to the customer. Regardless of whether the Company is ultimately held liable for any customer's losses, the costs of defending customer lawsuits could have a material adverse effect on the Company's business, results of operations and financial condition, depending on the number and nature of such actions. Due to the uncertain number and nature of such lawsuits, the Company is unable to estimate its potential litigation expenses resulting from any Year 2000 non-compliance of products or services sold by it.

NOTE 15 - Subsequent Event (Unaudited)

       On May 13, 1999, ProGen Technologies, Inc., one of the Company's major customers, filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the Central District of the state of California. At the time of this filing, ProGen owed the Company approximately $9.3 million for the shipment of microprocessors ($5.7 million at March 31, 1999). The Company intends to pursue its rights in the bankruptcy proceedings, and, at this time, management anticipates any effects resulting from this matter will not result in a material adverse effect on the consolidated financial condition or results of operations of the Company.

REPORT OF INDEPENDENT AUDITORS

SHAREHOLDERS AND THE BOARD OF DIRECTORS
Pioneer-Standard Electronics, Inc.

       We have audited the accompanying consolidated balance sheets of Pioneer-Standard Electronics, Inc. as of March 31, 1999, and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer-Standard Electronics, Inc. at March 31, 1999, and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
May 5, 1999

QUARTERLY FINANCIAL DATA

(Unaudited)
----------------------------------------------------------------------------------------------------------
Fiscal year                  First             Second          Third             Fourth
ended March 31              quarter           quarter         quarter            quarter          Year
----------------------------------------------------------------------------------------------------------
1999
Net sales               $  544,327,000   $  559,501,000   $  595,985,000   $  559,270,000   $2,259,083,000
Gross profit                86,470,000       85,477,000       92,477,000       88,002,000      352,426,000
Net income                   5,579,000        6,339,000        9,433,000        9,458,000       30,809,000
Net income per share:
   Basic                           .21              .24              .36              .36             1.17
   Diluted                         .20              .22              .30              .31             1.03
----------------------------------------------------------------------------------------------------------
1998
Net sales               $  396,264,000   $  431,284,000   $  424,148,000   $  433,569,000   $1,685,265,000
Gross profit                68,711,000       74,490,000       75,742,000       79,656,000      298,599,000
Net income                   7,305,000        7,459,000        8,439,000        7,294,000       30,497,000
Net income per share:
   Basic                           .28              .29              .32              .28             1.16
   Diluted                         .28              .28              .31              .27             1.14
----------------------------------------------------------------------------------------------------------

DIVIDEND INFORMATION
AND PRICE RANGE OF COMMON SHARES

Fiscal year        First      Second     Third     Fourth
ended March 31    quarter    quarter    quarter    quarter       Year
-----------------------------------------------------------------------
1999
High             $  13.19   $  10.13   $  11.38   $  10.25   $  13.19
Low                  9.13       6.06       5.63       6.25       5.63
Close                9.63       6.31       9.38       6.56       6.56
Dividends paid        .03        .03        .03        .03        .12
-----------------------------------------------------------------------
1998
High             $  14.13   $  17.75   $  18.25   $  16.88   $  18.25
Low                 11.38      13.25      14.00      11.38      11.38
Close               13.50      17.19      15.25      12.25      12.25
Dividends paid        .03        .03        .03        .03        .12
-----------------------------------------------------------------------

       As of April 23,1999, there were 31,134,741 Common Shares (including 4,780,000 subscribed Common Shares-see Note 8) of Pioneer-Standard Electronics, Inc. outstanding, and there were 2,957 shareholders of record.

       The market price of Pioneer-Standard Electronics, Inc. Common Shares at the close of business April 23, 1999, was $7.00.

See Note 3 for information regarding dividend restrictions.

FINANCIAL REVIEW
FIVE-YEAR SUMMARY OF OPERATIONS

                                                              (Dollars in thousands except per share amounts)
For the years ended March 31                       1999           1998           1997           1996            1995
----------------------------------------------------------------------------------------------------------------------
Combined sales
(Pioneer-Standard Electronics, Inc. and
   Pioneer-Standard of Maryland, Inc.)       $  2,259,083   $  1,685,265   $  1,508,709   $  1,325,047    $  1,200,252
Pioneer-Standard Electronics, Inc.
   Net sales                                    2,259,083      1,685,265      1,508,709      1,105,281         832,152
   Interest expense                                24,253         20,717         17,066          8,136           3,966
   Income before income taxes and
     equity in earnings of
     Pioneer-Standard of Maryland, Inc.            60,668         52,233         40,321         43,812          39,713
   Equity in earnings (loss) of
     Pioneer-Standard of Maryland, Inc.              --             --             --             (173)          2,500
   Income taxes                                    24,018         21,624         17,067         18,387          17,204
   Net income                                      30,809         30,497         23,254         25,252          25,009
----------------------------------------------------------------------------------------------------------------------
Year-end position
   Accounts receivable                            323,461        303,599        209,086        189,296         133,987
   Merchandise inventory                          314,362        349,100        243,940        238,370         123,008
   Working capital                                476,371        461,449        298,535        224,840         131,438
   Net property and equipment                      90,957         87,727         52,594         48,679          30,929
   Total assets                                   944,469        957,503        592,513        559,110         327,415
   Long-term debt                                 313,240        336,234        173,587        164,447          56,318
   Shareholders' equity                           271,503        244,996        213,979        150,693         126,415
   Weighted shares outstanding
     Basic                                     26,350,690     26,204,520     22,731,951     22,436,003      22,355,630
     Diluted                                   35,711,374     26,949,333     23,235,870     23,127,486      22,886,877
   Average number of employees                      2,568          2,199          2,042          1,647           1,213
----------------------------------------------------------------------------------------------------------------------
Per share data
   Basic net income per share                      $ 1.17         $ 1.16   $       1.02         $ 1.13          $ 1.12
   Diluted net income per share                      1.03           1.14           1.00           1.09            1.09
   Cash dividends paid per share                      .12            .12            .12           .106            .075
   Shareholders' equity per share                   10.30           9.30           8.22           6.70            5.65
   Price range of common shares
     High                                           13.19          18.25          16.50          19.25           13.17
     Low                                             5.63          11.38          10.25          10.75            9.17
----------------------------------------------------------------------------------------------------------------------
Measurement data
   Gross margin percent of sales                     15.6           17.7           17.2           18.3            18.6
   Net income percent of sales                        1.4            1.8            1.5            2.3             3.0
   Net income percent of average
     shareholders' equity                            11.9           13.3           14.2           18.2            21.8
   Sales per employee                              $  879         $  766         $  739         $  671          $  686
   Accounts receivable days
     outstanding at year end                           44             44             47             45              47
   Turns on annual average inventory                  5.5            4.4            5.2            5.4             6.5
   Interest-bearing debt percent of equity
     plus debt (including convertible
     trust preferred securities as equity)             43             48             48             56              34

The Company acquired the remaining 50 percent of the common stock of Pioneer-Standard of Maryland, Inc. on November 30, 1995. The consolidated statements include the operating results of Maryland from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Maryland under the equity method of accounting.