Form 10-K, Exhibit 13
period 2000-03-31
PIONEER STANDARD ELECTRONICS INC
filed 2000-06-29
CIK 78749

                                                                      Exhibit 13

                                                         [LOGO-PIONEER STANDARD]


                                                                              TM

            SETTING THE  standard
                      FOR TECHNOLOGY DISTRIBUTION

2000   ANNUAL REPORT

SETTING THE STANDARD FOR TECHNOLOGY DISTRIBUTION

Pioneer-Standard Electronics, Inc. excels at working with suppliers to introduce their technology to target markets. The Company works with customers to incorporate that technology into their products and businesses, and offers value-added services to help them go to market faster, and improve their efficiency and profit opportunities. This strategy enables Pioneer-Standard to "set the standard for technology distribution."

COMPANY PROFILE

Pioneer-Standard is one of the world's largest distributors of electronic components and mid-range computer systems, with annual revenues of $2.6 billion. Company highlights include:

- Pioneer-Standard is the technology distribution leader, creating demand for suppliers' products and deploying the latest business tools to provide customers with world-class service.

- The Company is a strategic link in the technology industry's supply chain by capitalizing on its core competencies in supply chain management, eBusiness, logistics, computer systems integration and other value-added services.

- The Company is closely aligned with the fast-growing Internet and communications markets and other applications for which electronic components and mid-range computer systems are in high demand.

- The Company has a 25 percent compounded annual growth rate over the last five years, and has an exemplary record of delivering growth and increasing market share.

- Pioneer-Standard has a large and growing presence throughout North America, and serves international customers through its equity partners based in Europe and Asia.

For more information, visit the Company's web site at www.pioneerstandard.com

                                    Contents
                              Financial Highlights                    1
                              To Our Fellow Shareholders              2
                              About the Company                       5
                              Industrial Electronics Division         6
                              Computer Systems Division              10
                              Building Global Momentum               14
                              Financial Review                       15
                              Corporate Directory                    35
                              Shareholder Information                36

                            WWW.PIONEERSTANDARD.COM


FINANCIAL HIGHLIGHTS

Fiscal years ended March 31                 2000            1999            1998
------------------------------------------------------------------------------------
In thousands, except per share data
Net sales                                $2,550,685      $2,259,083      $1,685,265
Operating profit                            101,454          84,921          72,950
Income before income taxes                   77,225          60,668          52,233
Income taxes                                 31,210          24,018          21,624
Net income                               $   40,145      $   30,809      $   30,497
------------------------------------------------------------------------------------
Per share data
    Basic                                $     1.52      $     1.17      $     1.16
    Diluted                                    1.27            1.03            1.14
    Dividends                                   .12             .12             .12
    Shareholders' equity                      12.20           10.30            9.30
Weighted average shares outstanding
    Basic                                    26,409          26,351          26,205
    Diluted                                  36,178          35,711          26,949
------------------------------------------------------------------------------------






         NET SALES
   (billions of dollars)


96       97      98     99      00

1.1     1.5     1.7    2.3     2.6



        NET INCOME
   (millions of dollars)


96      97      98      99       00

25.3  23.3    30.5    30.8    40.1




     DILUTED EARNINGS
        PER SHARE
        (dollars)

96      97       98     99      00
1.09   1.00    1.14   1.03    1.27

                      SETTING THE STANDARD FOR TECHNOLOGY

TO OUR FELLOW SHAREHOLDERS

Fiscal 2000 was a year of outstanding financial results and strategic successes for Pioneer-Standard. We posted record results in revenues, earnings and earnings per share in each of the four quarters and for the full year. At the same time, we increased market share, expanded our eBusiness and supply chain management capabilities, reached out to many new customers, and enhanced our global reach. We are well-positioned for growth and expansion in fiscal 2001 and beyond.

    For the full year, we achieved record sales of $2.6 billion, a 13 percent increase from fiscal 1999; record earnings of $40.1 million, a 30 percent increase; and a record $1.27 in diluted earnings per share, which represents a 23 percent increase. Both business segments -- Industrial Electronics and Computer Systems -- made major contributions to our revenue and earnings growth during the year. We take pride in our well-balanced business, with each segment posting more than $1.2 billion in annual sales. Both segments continue to benefit from their close alignment with the fast-growing Internet and communications markets.

    After three-plus years of semiconductor overcapacity, the electronic components market has become particularly strong. In fiscal 2000, our semiconductor sales were up more than 20 percent over the previous year, with demand accelerating faster during the second half of the year.

STANDING OUT FROM THE CROWD

More than anything else, fiscal 2000 was a strong validation of our differentiated business strategy as a demand-creating technology distributor. We are "setting the standard for technology distribution" through our ongoing commitment to support our suppliers, provide customers with the best technology solutions, and improve our own productivity.

    This strategy served us very well in fiscal 2000 and is central to our ongoing commitment to deliver growth and expansion.

KEYS TO SUCCESS IN 2000

While fiscal 2000 was an excellent year for us in many regards, it wasn't without some challenges. As we moved into fiscal 2000, the semiconductor market was struggling due to overcapacity, which was adversely affecting margins. Y2K also loomed and was projected to have an effect on the computer systems business. Nonetheless, we managed the business well and were successful throughout the year.

    The implementation of our eBusiness strategy was one of our most significant successes. During the year, we tapped the power of the Internet and made major strides to

       [PHOTO]                                            [PHOTO]


ARTHUR RHEIN                                         JAMES L. BAYMAN
President and                                        Chairman and
Chief Operating Officer                              Chief Executive Officer

                            WWW.PIONEERSTANDARD.COM

More than anything else, fiscal 2000 was a strong validation of our differentiated business strategy as a demand-creating technology distributor.

                                    [PHOTO]

build the best eBusiness and interactive marketing tools in the industry. Our dedicated extranets and online customer service tools enable suppliers and customers to independently access our services and information, which makes us more effective and efficient in meeting their needs.

    In November 1999, PC Week magazine recognized us as having the third-best B2B eBusiness program in all of North America -- positioning us alongside some of the nation's most respected companies and way ahead of everyone else in our industry. Since then, we have been upgrading our online services to offer our customers a higher level of personalization, with services specifically designed for each of our customer groups. We have also enhanced the investor relations portion of our web site at www.pioneerstandard.com to include webcasting of our quarterly conference calls and same-day posting of the con-ference call script.

    Customer satisfaction is a corporate-wide priority. We track it regularly, publish the results internally, and share best practices. Based on these statistics, customer satisfaction reached an all-time high in fiscal 2000 and we expect continuous improvement in subsequent years.

BUILDING FOR THE FUTURE

During 2000, we took a number of strategic steps that position us well for 2001:

- Expanded our supply chain management capabilities by entering into an exclusive marketing agreement with Supplystream, Inc. With Supplystream's supply chain management software tools, we can help customers analyze and reduce their total acquisition costs, and quantify the benefits of our value-added services.

- Added suppliers such as Level One Communications, T.sqware and ZiLOG to our Industrial Electronics line card. These suppliers specifically chose us because of our expertise in demand creation, eBusiness and supply chain management, and our alignment with the high-growth Internet and communications markets.

- Realigned our Computer Systems sales management team to focus on two distinct customer groups: resellers and corporate end users. As a result, our KeyLink Systems unit and our Enterprise Sales Group are able to provide an enhanced level of support and customer service.

- Enhanced our global reach, including increasing our investments in World Peace Industrial Co. Ltd. of Taiwan, and Eurodis Electron PLC of the U.K.

                SETTING THE STANDARD FOR TECHNOLOGY DISTRIBUTION

We enter fiscal 2001 with some of the best eBusiness, supply chain management and customer service tools in the industry, and we intend to continue investing in them and deploying them rapidly.

    Early in fiscal 2001, the Company made a strategic equity investment in Germany-based Magirus AG, a leading European distributor of mid-range computer systems. The partnership between Pioneer-Standard and Magirus creates one of the largest Compaq enterprise and IBM mid-range value-added computer distributors worldwide.

    As a result of all of these activities, we were able to grow our top line and improve our bottom line. In addition, we exceeded our goal of generating $1 million in revenue per employee for the first time in our history.

BUSINESS OUTLOOK

As we move into fiscal 2001, we are expecting another strong year in both of our business segments.

    The electronic components market continues to enjoy record demand, spurred by the proliferation of Internet and communications applications. By creating new demand for our suppliers and enhancing our relationships with customers, we are on the leading edge in capitalizing on these growth markets.

    The mid-range computer systems market is also doing well, and continues to benefit from explosive growth in the Internet and Web-related applications. We expect increasing demand for information storage products from Web hosting companies, e-commerce providers and e-businesses to be a significant growth driver throughout the year. We are also benefiting from strong demand for new server technology from our established legacy systems customers.

    We enter fiscal 2001 with some of the best eBusiness, supply chain management and customer service tools in the industry, and we intend to continue investing in them and deploying them rapidly. We also have the best people in the industry, and they are doing an excellent job.

    All of us at Pioneer-Standard are committed to continuously increasing shareholder value. We are pleased with our accomplishments in fiscal 2000 and look forward to sharing many future successes with you. Thank you for your continued support.

/s/ James L. Bayman                       /s/ Arthur Rhein

JAMES L. BAYMAN                           ARTHUR RHEIN
Chairman and Chief Executive Officer      President and Chief Operating Officer

[PHOTO]

                            WWW.PIONEERSTANDARD.COM

ABOUT THE COMPANY

ELECTRONIC COMPONENTS AND COMPUTER SYSTEMS DISTRIBUTION IS A DYNAMIC, FAST-GROWING BUSINESS, DRIVEN BY THE INTERNET AND COMMUNICATIONS MARKETS. AS THE PACE OF INNOVATION CONTINUES TO ACCELERATE AND BUSINESSES DEMAND EFFICIENT SUPPLY CHAINS, TECHNOLOGY DISTRIBUTORS HAVE BECOME THE STRATEGIC LINK BETWEEN SUPPLIERS AND CUSTOMERS.

Pioneer-Standard Electronics, Inc. is the leader in technology distribution. Pioneer-Standard's focused business strategy demands exceptional implementation of the "Three I's": Introduce, Incorporate and Improve, which commits the Company to:

-        INTRODUCE suppliers' technology to target markets.

-        INCORPORATE that technology into customers' products and businesses.

-        IMPROVE customers' profit opportunities.

    The Company has specific expertise in deploying leading-edge eBusiness tools, supply chain management services, logistics expertise and technical solutions to help suppliers and customers reduce their time to market and total acquisition costs, while improving Pioneer-Standard's own efficiency. Fiscal 2000 was especially notable in the eBusiness area, as PC Week magazine recognized Pioneer-Standard as having the third-best eBusiness program in North America. Later in the year, the Company introduced mypioneer.com to further personalize its eBusiness programs for customers.

Pioneer-Standard has two business segments:

- The INDUSTRIAL ELECTRONICS DIVISION provides a comprehensive offering of semiconductors, power products, and interconnect, passive and electromechanical components.

- The COMPUTER SYSTEMS DIVISION is a leading distributor of mid-range computer systems, information storage products and software from companies such as Compaq, IBM, Intel and Oracle.

    Both divisions benefit from their close alignment with the high-growth Internet and communications markets, which are driving demand for the products that Pioneer-Standard distributes to record levels.

    Pioneer-Standard continues to expand its global reach through strategic investments in three overseas companies: World Peace Industrial Co. Ltd. of Taiwan; Eurodis Electron PLC of the U.K.; and Magirus AG of Germany. These equity partners enable Pioneer-Standard to support its customers and suppliers globally, while continuing to grow and meet the needs of its North American constituents.

[3 PHOTOS]

                SETTING THE STANDARD FOR TECHNOLOGY DISTRIBUTION

INDUSTRIAL ELECTRONICS DIVISION

Driven by rapid growth in the Internet and communications markets, worldwide demand for electronic components is at record levels. The Industrial Electronics Division is using its expertise in demand creation, supply chain management, value-added services and eBusiness to capitalize on these extraordinary growth opportunities.

Explosive Growth

Pioneer-Standard's Industrial Electronics Division provides a comprehensive offering of semiconductors, power products, and interconnect, passive and electromechanical (IPE) components -- more than 386,000 products from 100 leading manufacturers. Fiscal 2000 was the best revenue-producing year ever for the Industrial Electronics Division, spurred by its strong semiconductor and IPE sales, which grew more than 20 percent over the previous year.

    The electronic components market is expanding rapidly due to the increasing pervasiveness of electronics -- for Internet and communications applications, industrial controls, and automotive electronics. The Industrial Electronics Division is closely aligned with high-growth markets such as computers and communications and serves them with dedicated sales, technical support and marketing communications teams. In addition, the division's Electronic Manufacturing Services organization features a dedicated sales team to meet the specific needs of contract manufacturers, the fastest-growing customer segment.

DEMAND CREATION

The Industrial Electronics Division excels at creating demand for suppliers' technology, helping customers incorporate that technology into their products, and driving volume sales for suppliers and the division. As a result of this engineering-based strategy, the division is increasing market share with all of its major suppliers.

    During the fiscal year, the Industrial Electronics Division added several key suppliers to its line card. These suppliers specifically chose Pioneer-Standard because of the Industrial Electronics Division's expertise in demand creation, eBusiness and supply chain management:

- Level One Communications, an Intel company that provides connectivity solutions for high-speed telecommunications and networking applications.


[PHOTO]

Supplystream puts the tools of professional supply chain management at everyone's fingertips to streamline the purchasing process and reduce total acquisition costs for customers.

                            WWW.PIONEERSTANDARD.COM

          Value-added      98                       25%
          services as
          a percentage     99                       33%
          of division
          sales >          00                       42%

                           01                       50%

                         (est.)

- ZiLOG, which offers advanced embedded semiconductors for use in Internet, networking and "smart" home appliance applications.

- T.sqware, which manufactures high-end microprocessors for computers and communications equipment.

SUPPLY CHAIN MANAGEMENT

The Industrial Electronics Division continues to expand its leadership in supply chain management, positioning itself as the strategic link between suppliers and customers.

    In fiscal 2000, the division and its global partners -- World Peace Industrial Co. Ltd. in Asia and Eurodis Electron PLC in Europe -- enhanced their supply chain management collaboration and worked with multi-geography customers to reduce their total acquisition costs.

    Also during the fiscal year, the division became the exclusive marketing partner for Supplystream's software. Supplystream is the leader in developing tools for professional supply chain management, which can be used to measure internal transaction costs, optimize asset utilization, and analyze the materials management process based on total cost of acquisition versus piece-part pricing. The division is marketing the software to help customers determine the optimal combination of value-added services that will reduce their time-to-manufacture and time-to-market.

VALUE-ADDED SERVICES

As customers and suppliers continue to outsource their non-core competencies, the Industrial Electronics Division is seizing an opportunity to offer an increasing variety of value-added services, ranging from inventory management, logistics services and power solutions to device programming and component kitting and assembly. With expertise in targeted high-growth markets, the division's technical engineering staff specializes in delivering unique customer solutions. During fiscal 2000, the division upgraded and expanded its value-added services centers to meet the growing needs of customers throughout North America.

[PHOTO]

Top left: Computer chips on a silicon wafer. Bottom left: Users of mypioneer.com have online access to personalized tools and infor-mation for online purchasing and order tracking. Above: Electronics are an integral part of people's everyday lives.

                SETTING THE STANDARD FOR TECHNOLOGY DISTRIBUTION

Award-winning Web programs enable customers to go online to Learn, Find, Buy and receive after-sale Support.

    The value-added services expertise and investments have established the Industrial Electronics Division as a supply chain management and technology distribution leader. The initiatives have also been financially beneficial, as 42 percent of the division's fiscal 2000 revenues included value-added services, compared with 25 percent just two years earlier. The goal for fiscal 2001 is to reach 50 percent.

eBusiness

The Industrial Electronics Division embraces the Internet as an information-rich solutions provider that is helping customers and suppliers be more effective and the Company more efficient in meeting their needs. Award-winning Web programs enable customers to go online to Learn, Find, Buy and receive after-sale Support. Through mypioneer.com, the division has more than 1,000 dedicated extranets, which include customer-specific information such as contract pricing, bonded and available inventories, shipping details, access to order histories, and online technical support.

    In November 1999, PC Week magazine recognized Pioneer-Standard as having one of the best eBusiness programs in all of North America, due in part to the Company's extranets and programs for online collaboration with customers and suppliers. Since then, the division has introduced additional personalization and customization features to provide customers fast, easy access to the most relevant information for their particular situation.

OUTLOOK

The Industrial Electronics Division expects fiscal 2001 to be another strong year, especially as the communications market and contract manufacturers continue to drive demand for semiconductors and other electronic components. The division expects its continued focus on demand creation, supply chain management, value-added services and eBusiness will provide significant opportunities for growth and expansion throughout the year. The technology distribution market is dynamic and strong, and the Industrial Electronics Division is capitalizing on those market conditions.

[PHOTO]


Top: Contract manufacturers represent the electronic components industry's fastest-growing customer segment. Bottom: The robust industrial controls mar-ket is also helping to drive component demand to record levels.

                            WWW.PIONEERSTANDARD.COM

                 eBUSINESS FAQS: INDUSTRIAL ELECTRONICS DIVISION

- HOW IS THE INDUSTRIAL ELECTRONICS DIVISION INTEGRATING eBUSINESS INTO ITS BUSINESS?

We see the Internet as an essential tool for success today and it is a growing part of our business. In 1998, we began building the infrastructure necessary to provide broad online support to our customers and suppliers. We developed our strategy around the principles of Learn, Find, Buy and Support. Today, leading-edge capabilities are in place throughout our Web-based programs, and we are continuously innovating and improving.

   Our strategy is to use the Web as the ultimate customer service and supply chain management tool. We want customers and suppliers to be able to independently access our information and services anytime, anywhere, which makes them more effective and us more efficient in meeting their needs.

-   HOW IS THE DIVISION USING mypioneer.com TO SERVE CUSTOMERS?

Under the banner of mypioneer.com, we are providing an increased level of personalized service for engineers and purchasers. This service enables customers to personalize their page views to buy online at their negotiated contract pricing, view bonded and available inventories, place buys for future dates, manage custom part numbers, conduct multiple-part searches, sign up for automated shipping notification, utilize sophisticated order tracking tools, and access order history. The division's dedicated customer extranets have been recognized by PC Week and Electronic Engineering Times as among the most innovative in all of North America. For an exclusive online tour of the features available at mypioneer.com, visit the Web site at mypioneer.com/eLeader.

-   WHAT ADDITIONAL ONLINE FEATURES WILL YOU BE INTRODUCING?

Our Web strategies and tactics are consistently updated based on input from our suppliers and customers, who are asking for advanced work flow management tools. We continue to expand the personalization features to reduce the number of clicks for customers to get the information they want.

   One-to-one permission marketing is becoming an important part of our Web strategy. For example, we are introducing a "push" education service called Product Spotlight to keep engineers abreast of the latest technology releases and product life cycle information. Engineers will choose which technologies they wish to receive updates about via email.

-  TO WHAT EXTENT DO YOU PARTICIPATE IN INDUSTRY PORTALS?

Pioneer-Standard is an equity partner in ChipCenter, a premier portal Web site widely visited by the engineering community. ChipCenter provides us instant access to a technical customer base, which we channel directly to our elec-tronic catalog for online purchasing.

-   WHAT ARE THE RESULTS OF THE eBUSINESS PROGRAMS?

Demand for our dedicated customer extranets increased significantly throughout fiscal 2000, with more than 1,000 such sites currently online. eBusiness is a major reason the Company exceeded its goal of $1 million in sales per employee for fiscal 2000 -- an accomplishment that positions us ahead of the industry. The Pioneer-Standard Web site receives more than 10,000 user sessions per day and more than 250,000 catalog part searches per month. Eighty percent of our site visitors are engineers, and these statistics are growing at a rate of 10 to 15 percent per month, with additional acceleration expected as new services are introduced.

                SETTING THE STANDARD FOR TECHNOLOGY DISTRIBUTION


COMPUTER SYSTEMS DIVISION

With Internet applications continuing to proliferate, the mid-range computer systems market is the fastest-growing sector of the computer industry. Pioneer-Standard's Computer Systems Division provides customers with the technology, products, services and support to fuel the information-intensive New Economy.

Market Focus

Pioneer-Standard's Computer Systems Division is one of the world's largest distributors of computer products and software from companies such as Compaq, IBM, Intel and Oracle. The division is very focused and experienced in serving two distinct customer groups: KeyLink Systems, the distribution business unit, focuses on resellers; the Enterprise Sales Group sells to corporate end users. The five primary growth industries the division serves are: communications, manufacturing, distribution, financial services and Internet companies.

Growth Drivers

  In recent years, the enterprise and mid-range computer systems sector has grown at double-digit rates as companies require increasingly powerful computer servers and networks to manage their new applications and Internet/Intranet capabilities. Demand for information storage products and systems with 24/7 capabilities has been especially strong among Web hosting companies, e-commerce providers and e-businesses.

    The Computer Systems Division is also benefiting from increasing demand for software and services. During fiscal 2000, the division realigned its software business with focused sales specialists to complement its hardware offerings and reinforce its solutions marketing program. KeyLink Systems has established a dedicated practice focused on marketing e-business solutions to the ISP/ASP and "dot-com" market space. In the services area, the division has expanded its offering of programs in server system design implementation, performance tuning, automated backup and recovery, and data migrations.

                                    [PHOTO]

The Underground site provides direct online access to the Computer Systems Division's customer relationship management tools.

The five primary growth industries for the division are: communications, manufacturing, distribution, financial services and Internet companies.

KEYLINK SYSTEMS(R)

KeyLink Systems is the business unit within the Computer Systems Division that sells to resellers located throughout North America. Resellers are a large and growing part of the computer systems market. They provide technology solutions to their end-user customers, many of whom are on the cutting edge of the information economy.

     Through high-level partnerships with Compaq, IBM, Intel and Oracle, KeyLink Systems provides resellers with the technology to offer their customers state-of-the-art solutions. KeyLink Systems combines that technology with systems integration, logistics, business consulting and marketing support to help resellers expand their market reach and serve their customers better. KeyLink Systems is committed to the continual development of its current reseller customer base, helping them establish new growth opportunities for their businesses, and recruiting new growth-oriented resellers.

ENTERPRISE SALES GROUP

The Enterprise Sales Group focuses on identifying and implementing information technology solutions directly for large and mid-sized end-user customers. Its customer base includes some of the world's largest and best-known electronic commerce and information technology companies. This group provides hardware, software and services in four key technical areas: server consolidation to maximize information technology infrastructure; eBusiness for keeping companies in touch with their customers, suppliers and employees; high availability for non-stop computing functionality; and storage solutions to manage and retrieve mission-critical data quickly.

OPERATIONAL EXCELLENCE

For both its reseller and enterprise customers, the Computer Systems Division brings distinct advantages in operational excellence, customer relationship management, eBusiness and value-added services to the markets it serves.

     As part of its continuing program in operational excellence, the division has standardized on best business practices across the division and consolidated its vendor and customer service programs. Customer relationship management (CRM) is a major focus, with the division integrating data from internal and external knowledge bases into a single online environment where employees and customers can share and use the information efficiently. For example, Pioneer-Standard's secure Underground

                                    [PHOTO]

Top: The new Systems Integration Value Added Center features state-of-the-art software configuration and setup, system testing, burn-in and other integration services. Bottom: KeyLink Systems works with resellers to provide technology solutions to their end-user customers.

                SETTING THE STANDARD FOR TECHNOLOGY DISTRIBUTION

Mid-range servers (top) enable customers such as Web site development firms (bottom) to design innovative e-business capabilities for their clients.

                                    [PHOTO]

site features custom tools and commerce modules for customers to personalize information. In a shopping cart format, customers are able to browse the catalog, configure and price quotes, order online, and check order status. The Underground also features vendor information such as specification sheets, product presentations and training. Using the Internet to deliver these services enables the division to provide best-in-class service.

     The Computer Systems Division has also enhanced its technical service capabilities, with the April 1999 opening of the new Systems Integration Value Added Center, one of the largest and most advanced integration facilities in North America. The paperless, fully automated operation offers software configuration and setup, system testing, burn-in and other integration services.

Outlook
The Computer Systems Division offers the hardware, software and services that its reseller and enterprise customers need for increasingly sophisticated Web and information technology applications. According to one estimate, approximately 85 percent of the computer servers needed by 2003 have not yet been purchased or deployed by customers -- a significant growth opportunity for the division, which has the strategic partnerships, eBusiness tools, customer relationship management and value-added services expertise to continue to deliver growth.

     Early in fiscal 2001, Pioneer-Standard announced a strategic equity investment in Magirus AG, a leading computer systems distributor in Europe. The combination of KeyLink Systems and Magirus creates one of the largest Compaq enterprise and IBM mid-range distributors spanning North America and Europe. KeyLink Systems and Magirus share a strong commitment to serve the reseller community and, together, have an enhanced ability to serve global enterprise customers.

           Worldwide online           97       100
           population >               98       151
           (in millions of
           people by end of           99       259
           the calendar year)
                                      00       375
                                      02       490
                                      05       765

The explosion of the World Wide Web is a significant growth driver for the Computer Systems Division. The number of Web users worldwide is projected to reach 375 million people by the end of calendar year 2000 and 765 million people by 2005. An estimated 85 percent of the servers and storage systems needed to accommodate the growth through 2003 have not yet been sold or created.

                            WWW.PIONEERSTANDARD.COM

                   eBUSINESS FAQS: COMPUTER SYSTEMS DIVISION

-   HOW ARE THE COMPUTER SYSTEMS DIVISION'S EBUSINESS PROGRAMS HELPING
    CUSTOMERS?

The Web allows us to partner with our suppliers and customers very efficiently, and makes us the strategic link between the two groups. Our award-winning eBusiness programs are tailored to meet the needs of our two distinct customer groups -- KeyLink Systems resellers and Enterprise Sales Group customers. We can design and launch fully operational Web storefronts for our reseller customers to use to market themselves. We are making it hard for customers to live without us and giving our people the tools they need to serve customers better.

-   WHAT IS THE DIVISION DOING IN CUSTOMER RELATIONSHIP MANAGEMENT?

We have been offering Web-based customer relationship management (CRM) for about a year, providing extensive real-time information for and about our customers. CRM is one-to-one marketing, and the Web enables us to personalize information for customers to help them maximize the benefits of partnering with us. With electronic CRM, we can "seize the data" to target customers who want to receive vendor and system-specific technology updates.

-   WHAT IS THE UNDERGROUND?

The Underground is a secure, Web-based subscriber service that is the foundation of our online CRM program for our customers. Here, customers can sign up for all of our automated online services, including email notification of their order status, subscriptions to information services, marketing support, sales histories, and maintenance and warranty information. Of particular value to KeyLink Systems resellers is a complete sales and marketing tool kit through The Underground's MarketLink service, which features ready-to-use templates of reseller marketing materials for direct mail, brochures and advertising.

-   WHAT ADDITIONAL FEATURES ARE YOU INTRODUCING?

We are always looking for ways to enhance our customer service, and eBusiness is an essential part of that effort. We have many new Web-based tools rolling out this year to serve our customers and prospects. The Undeground soon will have modules in place that allow users to further custom-configure their experience with product bundles, storefronts and a data warehouse system-- all in a secure, user-defined environment unique to each organization's business needs. Fiscal 2000 was a significant year for the introduction of new services, and fiscal 2001 will be just as important.

-   HOW IS THE DIVISION USING "PUSH" TECHNOLOGY

Through the KeyMail system, the division provides customers with technology updates, special promotions from vendors, and order status and shipping information. Through the Underground Informer, users can choose from a variety of vendor and product subscription options to receive update information via e-mail. "Push" technology streamlines and simplifies the purchasing process for customers, who receive all of the benefits of eBusiness without having to check the Web site several times a day or even be online.

-   WHAT ARE THE RESULTS OF THE EBUSINESS PROGRAMS?

More than 70 percent of our customer transactions have some eBusiness component -- whether searching for a new product, tracking an order, or using the MarketLink materials for resellers. The division conducts quarterly surveys to monitor customer satisfaction at all touch points of the business, including eBusiness, field sales, inside sales, financial services, warehousing, technical support and management. The resulting customer satisfaction ratings have been increasing steadily over the past three years and reached their highest level ever by the end of fiscal 2000. The eBusiness effort is one of the reasons most often cited for the high level of satisfaction. We have incorporated such a vigorous self-serve philosophy that we are able to perform at this high level while increasing our own efficiency.

                SETTING THE STANDARD FOR TECHNOLOGY DISTRIBUTION

BUILDING GLOBAL MOMENTUM

PIONEER-STANDARD SUPPORTS ITS SUPPLIERS AND CUSTOMERS WHEREVER THEY DO BUSINESS, AND, IN TODAY'S WORLD, THAT MEANS HAVING A GLOBAL REACH. IN RECENT YEARS, PIONEER-STANDARD HAS BEEN BUILDING GLOBAL MOMENTUM, AND WILL CONTINUE TO PURSUE SUCH GROWTH OPPORTUNITIES IN FISCAL 2001 AND BEYOND.

In addition to having a large and growing direct presence throughout North America, Pioneer-Standard holds strategic investments in three partners located in Asia and Europe: World Peace Industrial Co. Ltd. (WPI) of Taiwan; Eurodis Electron PLC of the U.K.; and Magirus AG of Germany. These investments provide a platform for Pioneer-Standard and its equity partners to serve the North American, Asian and European markets in an integrated, efficient manner. The three markets have many of the same strong growth drivers, notably the Internet and communications markets.

COMPONENTS IN ASIA AND EUROPE

During fiscal 2000, Pioneer-Standard increased its investments in both WPI and Eurodis, which distribute electronic components. Over the year, the three partners worked together extensively to enhance their sales, marketing, logistics support and worldwide brand recognition. In addition, the companies continue to collaborate on their eBusiness and supply chain management capabilities to offer seamless service to global customers and suppliers.

    Coordination with the global partners has enabled Pioneer-Standard to win business with North American contract manufacturers and OEMs that require global sourcing. At the same time, Pioneer-Standard and its partners retain their ability to manage their own businesses and best serve local customers.

    The Asian semiconductor market in particular is booming, with growth in the 30 percent range during calendar year 1999 and Asia once again accounting for 25 percent of the world-wide semiconductor market. Worldwide, Pioneer-Standard, WPI and Eurodis are all benefiting from the increased demand for semiconductors and other components.

COMPUTER SYSTEMS IN EUROPE

The equity investment in Magirus early in fiscal 2001 gives Pioneer-Standard a significant computer systems presence in Europe. The combination of KeyLink Systems and Magirus creates one of the largest Compaq enterprise and IBM mid-range computer distributors worldwide, which enhances Pioneer-Standard's relationship with these key suppliers. The organizations share a strong commitment to serving resellers and enterprise customers that require global sourcing.

    Pioneer-Standard invests in carefully selected partners to ensure that they have similar values and complementary business objectives, and offer good growth potential. These investments in locally based distributors enable Pioneer-Standard to expand its global reach while continuing to meet the needs of its core market in North America.

                            WWW.PIONEERSTANDARD.COM














FINANCIAL REVIEW
FISCAL 2000

Management's Discussion and Analysis       16

Financial Statements                       20

Notes to Financial Statements              24

Five-Year Summary of Operations            34

Corporate Directory                        35

Shareholder Information                    36

[3 PHOTOS]

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

Fiscal 2000 Compared with Fiscal 1999

CONSOLIDATED SALES

Fiscal 2000 was the 14th consecutive year of record sales and the 28th year in the 29 years the Company has been public in which sales increased. Net sales for the year ended March 31, 2000, of $2,550.7 million increased 13 percent over sales of the prior year of $2,259.1 million. Both of the Company's segments contributed to the increase in sales.

SEGMENT SALES

The Company's business is classified into two operating segments:

    Computer Systems products include mid-range computer systems and high-end platforms, storage subsystems, software, servers, personal computers, display terminals and networking products.

    Computer systems accounted for 48 percent of the Company's sales in fiscal 2000 compared with 50 percent a year ago. Sales of computer systems increased 8 percent in fiscal 2000.

    Industrial Electronics products are comprised of semi-conductors, and interconnect, passive and electromechanical products. Semiconductors are the building blocks of computer chips and include microprocessors, memory devices, programmable logic devices, and analog and digital integrated circuits. Interconnect, passive and electro-mechanical products are devices that move or use an electrical signal and include capacitors, connectors, resistors, potentiometers, switches and power conditioning equipment.

    Industrial electronics accounted for 52 percent of sales in fiscal 2000 compared with 50 percent a year ago. The increase in industrial electronics sales of 18 percent in fiscal 2000 is primarily attributable to the increased demand for semiconductors from the Internet and communications markets.

GROSS MARGINS

Gross margin for the consolidated operations decreased to 15.5 percent for fiscal 2000 from 15.6 percent in the prior year.

    The gross margin for computer systems declined to 14.8 percent of sales in fiscal 2000 from 16.4 percent a year ago. The decrease is primarily attributable to continued pricing pressures within the market.

    The gross margin for industrial electronics increased to 16.2 percent in fiscal 2000 from 14.8 percent a year ago. The increase is attributable primarily to the industry's strengthening demand versus supply, positively impacting average selling prices.

    Management expects overall gross margin pressure to continue in the next fiscal year.

OPERATING EFFICIENCIES

Warehouse, selling and administrative expenses for consolidated operations were 11.5 percent of sales in fiscal 2000, down from 11.8 percent of sales in the prior year. During 2000, the improvements came from operating efficiencies, coupled with the effects of cost controls.

     Efficiencies were realized through improved employee productivity and working capital management. Sales per employee increased to $1,038,000 from $879,000 in 1999, which represents a gain of approximately 18 percent. Accounts receivable remained at 44 days in 2000. Inventory turnover of 6.1 times increased from 5.5 times in the prior year.

    The resulting consolidated operating profit of $101.5 million was up 19 percent from $84.9 million in 1999. Consolidated operating profit was 4.0 percent of sales in 2000 compared with 3.8 percent of sales in 1999, reflecting the operating expense improvement in fiscal 2000.

    Operating profit margin for computer systems of 3.1 percent decreased from
4.4 percent in fiscal 1999 primarily due to pricing pressures.

    Operating profit margin for industrial electronics increased to 4.8 percent from 3.1 percent in fiscal 1999 primarily because of the improvement in gross margin due to increased demand in relationship to supply.

OTHER INCOME

In fiscal 2000, the Company recorded a pre-tax gain of $1.8 million related to the sale and disposal of assets no longer required in the business.

INTEREST EXPENSE

Interest expense was $26.1 million, net of $0.8 million capitalized, in fiscal 2000 compared with $24.3 million a year ago. The increased interest expense is primarily attributable to the additional debt to fund working capital and capital expenditures needed to support the ongoing growth needs of the business.

TAXES

The effective tax rate for fiscal 2000 was 40.4 percent compared with 39.6 percent a year ago. The tax rate increase was primarily due to the unrecognized tax benefits associated with the current year operating loss of the Company's Canadian subsidiary.

NET INCOME

Primarily as a result of the factors noted above, the Company's net income for fiscal 2000 reached a record high of $40.1 million, an increase of 30 percent, or $9.3 million, over fiscal 1999 income of $30.8 million.

Diluted earnings per share for fiscal 2000 increased to $1.27 from $1.03 in the previous year.

Fiscal 1999 Compared with Fiscal 1998

SALES

Fiscal 1999 consolidated net sales of $2,259.1 million increased 34 percent over sales in the prior year of $1,685.3 million. The increase was primarily attributable to higher sales volume of computer systems resulting from the acquisition of Dickens Data Systems, Inc. ("Dickens") on March 31, 1998. Including the sales of Dickens with the prior year on a pro forma basis, fiscal 1999 sales increased 10 percent compared with fiscal 1998.

    Computer systems sales increased 68 percent in fiscal 1999 primarily due to added sales resulting from the Dickens acquisition discussed above. This segment accounted for 50 percent of sales in fiscal 1999 compared with 40 percent in the prior year.

    Industrial electronics net sales increased 12 percent in fiscal 1999 primarily attributable to the increased sales of the high-volume, low-margin semiconductor products.

GROSS MARGINS

The fiscal 1999 consolidated gross margin of 15.6 percent decreased from 17.7 percent in the prior year. Both operating segments experienced declines in gross margin in fiscal 1999 as described below.

    Computer systems gross margin decreased to 16.4 percent from 18.7 percent primarily due to the Dickens sales earning a lower gross margin compared with the other computer systems sales. The gross margin for industrial electronics declined to 14.8 percent in fiscal 1999 from 17.1 percent in 1998. The decrease was attributable primarily to the increase in sales of high-volume, low-margin products and to the industry's excess semiconductor supply versus demand.


OPERATING EFFICIENCIES

Warehouse, selling and administrative consolidated expenses were 11.8 percent of sales in fiscal 1999 and 13.4 percent in 1998. During 1999, gains resulted from improvements due to leveraging expenses on higher sales volume, coupled with the effects of implementing cost controls.

    Efficiencies were realized through improved employee productivity and inventory turnover. Sales per employee increased to $879,000 from $766,000 in 1998. Receivable collections were 44 days in 1999 and 1998. Inventory turnover of 5.5 times in 1999 increased from 4.4 times in the prior year.

    The resulting consolidated operating profit of $84.9 million was up 16 percent from $73.0 million in 1998. Consolidated operating profit was 3.8 percent of sales in 1999 compared with 4.3 percent of sales in 1998, reflecting the gross margin erosion in fiscal 1999 discussed above.

    Computer systems operating profit as a percent of sales decreased to 4.4 percent in 1999 from 5.4 percent in 1998, primarily due to the integration of Dickens.

    Industrial Electronics operating profit as a percent of sales declined to
3.1 percent in 1999 from 3.6 percent in 1998 primarily due to the gross margin erosion from the excess capacity in the semiconductor industry.

INTEREST EXPENSE

Interest expense was $24.3 million in fiscal 1999 compared with $20.7 million in fiscal 1998. The increased interest expense is attributable to additional debt incurred to fund working capital and capital expenditure requirements neces-sary to support the ongoing growth needs of the business, as well as the effect of the acquisition of Dickens.

TAXES

The effective tax rate was 39.6 percent for fiscal 1999 compared with 41.4 percent in fiscal 1998. The tax rate decrease was primarily due to the utilization of the operating loss carryforward of the Canadian subsidiary and lower effective state tax rates.

NET INCOME

Primarily as a result of the factors noted above, the Company reported net income for fiscal 1999 of $30.8 million - an increase of $0.3 million, or 1 percent over fiscal 1998 net income of $30.5 million.

    Diluted earnings per share for fiscal 1999 decreased to $1.03 from $1.14 in the previous year. The average diluted shares outstanding increased to 35.7 million in fiscal 1999 from 26.9 million the prior year primarily due to the issuance of convertible trust preferred securities a year ago.

RISK CONTROL

The Company has assets, liabilities and cash flows in foreign currencies creating foreign exchange risk with the primary foreign currency being the Canadian dollar. Systems are in place for continuous measurement and evaluation of foreign exchange exposures so that timely action can be taken when considered desirable. Reducing exposure to foreign currency fluctuations is an integral part of the Company's risk management program. Financial instruments in the form of forward exchange contracts are employed as one of the methods to reduce such risk. At March 31, 2000, one forward exchange contract in the amount of $2.7 million existed with a maturity of 30 days. The foreign exchange contracts have had an immaterial impact on the Company's results of operations for the fiscal years ended 2000, 1999 and 1998.

    The Company has entered into several interest rate swap agreements for purposes of serving as a hedge of the Company's variable rate credit agreement borrowings. The effect of the swaps is to establish fixed rates on the variable rate debt and to reduce exposure to interest rate fluctuations. At March 31, 2000, the Company had interest rate swaps with a notional amount of $70 million. Pursuant to these agreements, the Company pays interest at a weighted average fixed rate of 5.47 percent. The weighted average LIBOR rates applicable to these agreements were 6.11 percent at March 31, 2000. The swap agreements have had an immaterial impact on the Company's results of operations for the fiscal years ended 2000, 1999 and 1998.

    The Company is exposed to interest rate risk from the revolving credit facility's various floating rate pricing mechanisms. This interest rate exposure is managed by the interest rate swaps to fix the interest rate on a portion of the debt and the use of multiple maturity dates. If interest rates were to increase 100 basis points (1 percent) from March 31, 2000 rates, and assuming no changes in debt from March 31, 2000 levels, the additional annualized net expense would be approximately $1.2 million or $.02 per diluted share.

    The Company is exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. The Company limits this exposure by entering into agreements with major financial institutions that meet credit standards established by the Company and that are expected to satisfy fully their obligations under the contracts.

    The Company extends credit based on customers' financial conditions, and generally, collateral is not required. The Company obtains credit insurance in certain circumstances to protect its interests. Credit losses are provided for in the financial statements when collections are in doubt.

    Inflation has had a nominal effect on the Company's operations.

NEW ACCOUNTING STANDARDS

In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recognized on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Management is in the process of analyzing and assessing the impact of the adoption of SFAS 133 on the Company's consolidated results of operations and financial position. The Company must adopt the statement no later than April 1, 2001.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which summarizes the staff's views regarding the application of generally accepted accounting principles to selected revenue recognition issues and is effective July 1, 2000. The Company is currently assessing the impact SAB 101 will have on the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Current assets including cash increased by $124.5 million and current liabilities increased by $99.3 million for the year ended March 31, 2000, resulting in an increase of $25.2 million of working capital. Increased sales in the fourth quarter of fiscal 2000 compared with the same quarter a year ago, and the weighting of sales within the fourth quarter resulted in increased current asset needs. The increase in current liabilities is primarily attributable to increased inventory funding requirements. The Company's current ratio was 2.7:1 at March 31, 2000, and 3.4:1 at year-end March 31, 1999.

    The Company's revolving credit facility has a total capacity of $260.0 million, all of which may be borrowed as of March 31, 2000 in accordance with availability requirements which are subject to meeting certain minimum ratios. As of March 31, 2000, $170.0 million was borrowed under the facility. A year ago, such borrowings aggregated $160.0 million.

    Capital expenditures were $36.0 million in fiscal 2000 compared with $22.2 million in 1999. This spending reflects ongoing initiatives designed to improve efficiencies through computer enhancement of operating processes as well as expanded facilities. Management estimates that capital expenditures will be in the range of $25.0 million in fiscal 2001.

    During fiscal 2000, the Company made additional investments in World Peace Industrial Co. Ltd., Eurodis Electron PLC and two other investments in the United States totaling $13.9 million. These investments further the Company's growth strategy by offering access to an extensive distribution network in the Asia-Pacific region, Europe and markets within the United States. Subsequent to year end, in May 2000, the Company purchased a minority equity interest in Magirus AG, a leading European computer systems distributor. Headquartered in Stuttgart, Magirus employs more than 300 people in Germany, Austria, France, Italy, Spain and Switzerland.

    During fiscal 2000, total interest-bearing debt increased by $23.3 million. The increase in debt is primarily attributable to funding working capital requirements. The ratio of interest-bearing debt to capitalization was 43 percent at March 31, 2000 compared with 44 percent a year ago.

    The Company believes that cash generated from operations and amounts available under its credit facility are sufficient to fund its working capital and capital expenditure requirements.

INFORMATION TECHNOLOGY SYSTEMS

The Company capitalized approximately $34.2 million in fiscal 1998 and 1999 in connection with the acquisition and installation of an enterprise-wide information technology "IT" system. Amounts representing approximately $11.5 million of these expenditures were operational in fiscal 1999 and $8.5 million are planned to become operational in fiscal 2001. The balance of $14.2 million represents work-in-process components which are not yet operational. The Company is evaluating these components and presently has no reason to believe that they will not become operational. In addition, management believes there would be no material adverse effect on the financial condition or results of operations of the Company should such components require further modification or replacement. It is contemplated that implementation for completing the balance of the IT system installation will commence in fiscal 2001.

YEAR 2000

The Company completed its year 2000 remediation efforts and, since the turn of the century, has not experienced any significant problems internally or with suppliers and customers in connection with this event. Nevertheless, there still remain some future dates that could potentially cause computer system problems. The Company continues to monitor these dates and address any necessary remediation but does not anticipate any major impact on its operations.

OTHER EVENTS

On May 13, 1999, ProGen Technologies, Inc. "ProGen", one of the Company's major customers, filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the Central District of the State of California. On June 18, 1999, ProGen made a motion, which was granted, to convert its Chapter 11 proceeding to a Chapter 7 proceeding. At the time of the bankruptcy filing, ProGen owed the Company approximately $9.3 million. The bankruptcy court has appointed a Trustee who has proceeded with liquidation of the assets of ProGen. The Company continues to assert its security interest and rights in the bankruptcy proceedings. At this time, management believes, due to the Company's status in the bankruptcy proceedings, any effects resulting from this matter will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

    On February 11, 2000, the Company experienced a fire at its Twinsburg, Ohio distribution center. This event affected approximately 3 percent of the Company's inventory but caused no structural damage or major disruption. The Company believes it has adequate insurance coverage to offset any property loss or business impact resulting from the fire.

FORWARD-LOOKING INFORMATION

Portions of this report contain current management expectations which may constitute forward-looking information. The Company's performance may differ materially from that contemplated by such statements for a variety of reasons, including, but not limited to: competition, dependence on the computer market, inventory obsolescence and technology changes, dependence on key suppliers, effects of industry consolidation, risks and uncertainties involving acquisitions, instability in world financial markets, downward pressure on gross margins, uneven patterns of inter-quarter and intra-quarter sales, and management of growth of the business.

CONSOLIDATED BALANCE SHEETS

March 31, 2000 and 1999                                                        2000                 1999
--------------------------------------------------------------------------------------------------------------
Assets

CURRENT ASSETS:

Cash and cash equivalents                                              $    34,253,000       $    28,898,000
Accounts receivable, less allowance for doubtful accounts
  (2000 - $5,681,000, 1999 - $6,035,000)                                   407,309,000           323,461,000
Merchandise inventory                                                      348,120,000           314,362,000
Prepaid expenses                                                             2,871,000             2,475,000
Deferred income taxes                                                        9,178,000             8,049,000
--------------------------------------------------------------------------------------------------------------
    Total current assets                                                   801,731,000           677,245,000

INVESTMENT AND OTHER ASSETS:
Intangible assets                                                          150,503,000           154,405,000
Investments in affiliated companies                                         46,030,000            13,964,000
Other assets                                                                 8,055,000             7,898,000

PROPERTY AND EQUIPMENT, AT COST:

Land                                                                           572,000               828,000
Building                                                                     8,997,000            10,264,000
Furniture and equipment                                                    100,564,000            87,000,000
Software                                                                    60,054,000            53,310,000
Leasehold improvements                                                      22,439,000            12,200,000
--------------------------------------------------------------------------------------------------------------
                                                                           192,626,000           163,602,000
Less accumulated depreciation and amortization                              86,729,000            72,645,000
--------------------------------------------------------------------------------------------------------------
    Net property and equipment                                             105,897,000            90,957,000
--------------------------------------------------------------------------------------------------------------
                                                                       $ 1,112,216,000       $   944,469,000
==============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                       $   240,229,000       $   155,705,000
Note payable                                                                26,086,000             9,674,000
Income taxes                                                                   673,000             1,216,000
Accrued salaries, wages and commissions                                     13,456,000             8,649,000
Other accrued liabilities                                                   16,702,000            22,550,000
Long-term debt due within one year                                           3,052,000             3,104,000
--------------------------------------------------------------------------------------------------------------
    Total current liabilities                                              300,198,000           200,898,000
Long-term debt                                                             320,205,000           313,240,000
Deferred income taxes and other                                             23,998,000            15,078,000
Company obligated mandatorily redeemable convertible
 preferred securities of trust, holding solely 6 3/4% convertible
 subordinated debentures of the Company                                    143,750,000           143,750,000

SHAREHOLDERS' EQUITY:
Serial preferred shares, without par value: authorized 5,000,000;
  issued and outstanding - none                                                     --                    --

Common shares, without par value, $.30 stated value:
  authorized 80,000,000 shares; 31,349,751 outstanding
  shares (including 4,056,202 subscribed-for shares) in
  2000 and 31,134,741 shares (including 4,780,000
  subscribed-for shares) in 1999                                             9,323,000             9,258,000

Capital in excess of stated value                                          137,092,000            93,324,000
Retained earnings                                                          238,968,000           202,056,000
Unearned employee benefits                                                 (63,885,000)          (31,369,000)
Unearned compensation on restricted stock                                   (7,526,000)                   --
Accumulated other comprehensive income (loss)                               10,093,000            (1,766,000)
--------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  324,065,000           271,503,000
--------------------------------------------------------------------------------------------------------------
                                                                       $ 1,112,216,000       $   944,469,000
=============================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2000, 1999 and 1998                            2000                1999                 1998
------------------------------------------------------------------------------------------------------------------------
Net sales                                                      $2,550,685,000      $2,259,083,000      $1,685,265,000
Operating costs and expenses:
  Cost of goods sold                                            2,154,932,000       1,906,657,000       1,386,666,000
  Warehouse, selling and administrative expenses                  294,299,000         267,505,000         225,649,000
------------------------------------------------------------------------------------------------------------------------
                                                                2,449,231,000       2,174,162,000       1,612,315,000
------------------------------------------------------------------------------------------------------------------------
Operating profit                                                  101,454,000          84,921,000          72,950,000
Other income                                                        1,845,000                  --                  --
Interest expense                                                   26,074,000          24,253,000          20,717,000
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                         77,225,000          60,668,000          52,233,000
Provision for income taxes:
Federal
  Current                                                          26,302,000          14,825,000          13,584,000
  Deferred                                                          1,229,000           5,655,000           5,124,000
------------------------------------------------------------------------------------------------------------------------
                                                                   27,531,000          20,480,000          18,708,000
State                                                               3,679,000           3,538,000           2,916,000
------------------------------------------------------------------------------------------------------------------------
                                                                   31,210,000          24,018,000          21,624,000
Distributions on mandatorily redeemable convertible trust
  preferred securities, net of tax                                  5,870,000           5,841,000             112,000
------------------------------------------------------------------------------------------------------------------------
Net income                                                     $   40,145,000      $   30,809,000      $   30,497,000
------------------------------------------------------------------------------------------------------------------------
Earnings per common share:
  Basic                                                        $         1.52      $         1.17      $         1.16
  Diluted                                                      $         1.27      $         1.03      $         1.14
========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended March 31, 2000, 1999 and 1998

-----------------------------------------------------------------------------------------------

                                        Stated value  Capital in                    Unearned
                                Common   of common     excess of      Retained       employee
                                shares     shares     stated value    earnings       benefits
-----------------------------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1997              31,034,545 $9,228,000  $121,489,000  $147,055,000   $(63,750,000)
Net income                                                           30,497,000
Unrealized translation
  adjustment
Total comprehensive income
Shares sold by trust                                      504,000                    2,805,000
Value change in
  subscribed-for shares                                (2,390,000)                   2,390,000
Cash dividends
  ($.12 per share)                                                   (3,141,000)
Shares issued upon
  exercise of stock options       94,009     28,000       737,000
Tax benefit related to
  exercise of stock options                               125,000
-----------------------------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1998              31,128,554  9,256,000   120,465,000   174,411,000    (58,555,000)
Net income                                                           30,809,000
Unrealized translation
  adjustment
Total comprehensive income
Value change in
  subscribed-for shares                               (27,186,000)                  27,186,000
Cash dividends
  ($.12 per share)                                                   (3,164,000)
Shares issued upon
  exercise of stock options        6,187      2,000        36,000
Tax benefit related to
  exercise of stock options                                 9,000

-----------------------------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1999              31,134,741  9,258,000    93,324,000   202,056,000    (31,369,000)
Net income                                                           40,145,000
Unrealized translation
  adjustment
Unrealized gain on securities
Total comprehensive income
Shares transferred from trust   (723,798)   (217,000)   (9,553,000)                   9,770,000
Value change in
  subscribed-for shares                                42,286,000                  (42,286,000)
Cash dividends
  ($.12 per share)                                                   (3,233,000)
Shares issued upon
  exercise of stock options      215,010    65,000     1,186,000
Tax benefit related to
  exercise of stock options                               296,000
Restricted stock awards          723,798   217,000      9,553,000
Amortization of unearned
   compensation
-----------------------------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 2000              31,349,751 $9,323,000  $137,092,000  $238,968,000   $(63,885,000)
-----------------------------------------------------------------------------------------------




---------------------------------------------------------------------------
                               Unearned      Accumulated
                             compensation       other
                             on restricted   comprehensive
                                stock        income (loss)    Total
---------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1997                     --     $   (43,000)   $  213,979,000
Net income                                                     30,497,000
Unrealized translation
  adjustment                                   (538,000)         (538,000)
                                                               ----------
Total comprehensive income                                     29,959,000
Shares sold by trust                                            3,309,000
Value change in
  subscribed-for shares                                                --
Cash dividends
  ($.12 per share)                                             (3,141,000)
Shares issued upon
  exercise of stock options                                       765,000
Tax benefit related to
  exercise of stock options                                       125,000
---------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1998                     --           (581,000)   244,996,000
Net income                                                     30,809,000
Unrealized translation
  adjustment                                    (1,185,000)    (1,185,000)
                                                              -----------
Total comprehensive income                                     29,624,000
Value change in
  subscribed-for shares                                                --
Cash dividends
  ($.12 per share)                                             (3,164,000)
Shares issued upon
  exercise of stock options                                        38,000
Tax benefit related to
  exercise of stock options                                         9,000

---------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 1999                     --         (1,766,000)   271,503,000
Net income                                                     40,145,000
Unrealized translation
  adjustment                                       833,000        833,000
Unrealized gain on securities                   11,026,000     11,026,000
                                                               ----------
Total comprehensive income                                     52,004,000
Shares transferred from trust                                          --
Value change in
  subscribed-for shares                                                --
Cash dividends
  ($.12 per share)                                             (3,233,000)
Shares issued upon
  exercise of stock options                                     1,251,000
Tax benefit related to
  exercise of stock options                                       296,000
Restricted stock awards      $(9,770,000)                              --
Amortization of unearned
   compensation                2,244,000                        2,244,000
---------------------------------------------------------------------------
BALANCE AT
  MARCH 31, 2000             $(7,526,000)      $10,093,000   $324,065,000
---------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2000, 1999 and 1998                             2000                      1999                 1998
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                      $  40,145,000       $  30,809,000       $  30,497,000
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
       Depreciation                                                  14,661,000          14,379,000          11,193,000
       Amortization                                                  11,682,000           8,611,000           3,788,000
       Gain on sale of property and equipment                        (1,845,000)                 --                  --
       Increase in operating working capital                        (33,638,000)        (33,110,000)       (115,151,000)
       Decrease in other assets and other liabilities                  (727,000)           (796,000)         (7,068,000)
       Deferred taxes                                                 1,229,000           5,655,000           5,124,000
---------------------------------------------------------------------------------------------------------------------------
         Total adjustments                                           (8,638,000)         (5,261,000)       (102,114,000)
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) operating activities         31,507,000          25,548,000         (71,617,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment                               (36,030,000)        (22,137,000)        (44,283,000)
  Acquisition of businesses, net of cash acquired                            --                  --        (123,253,000)
  Investments in affiliated companies                               (13,908,000)         (7,433,000)         (6,531,000)
  Proceeds from sale of property and equipment                        2,712,000                  --                  --
---------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                      (47,226,000)        (29,570,000)       (174,067,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term financing                        16,412,000           9,674,000         (20,500,000)
  Increase (decrease) in revolving credit borrowings                 10,000,000         (20,000,000)        146,859,000
  Principal payments under long-term debt obligations                (3,087,000)         (2,991,000)         (2,883,000)
  Proceeds from sale of trust securities                                     --                  --           3,309,000
  Proceeds from issuance of mandatorily redeemable
    convertible trust preferred securities                                   --          18,750,000         125,000,000
  Issuance of common shares under stock option plans                  1,251,000              38,000             765,000
  Tax benefit related to exercise of stock options                      296,000               9,000             125,000
  Dividends paid                                                     (3,233,000)         (3,164,000)         (3,141,000)
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                   21,639,000           2,316,000         249,534,000

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                (565,000)         (1,395,000)             33,000
---------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  5,355,000          (3,101,000)          3,883,000

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       28,898,000          31,999,000          28,116,000

CASH AND CASH EQUIVALENTS AT END OF YEAR                          $  34,253,000       $  28,898,000       $  31,999,000
===========================================================================================================================

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The Company distributes a broad range of electronic components and computer systems products manufactured by others. These products are sold to original equipment manufacturers, value-added resellers, research laboratories, government agencies and end users, including manufacturing companies and service and other non-manufacturing organizations. The Company has operations in the United States, Canada and affiliates in United States, Europe and the Asia Pacific region.

    The Company maintains the following significant accounting policies:

    Principles of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

    Cash Equivalents The Company considers highly liquid instruments with a maturity of 90 days or less at date of purchase to be cash equivalents.

    Merchandise Inventory Inventory is stated at the lower of cost (first-in, first-out basis) or market. The Company's inventory is constantly monitored for obsolescence. This review considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. Reserves for slow-moving and obsolete inventory at March 31 were $6,770,000 in 2000 and $5,397,000 in 1999.

    Investments in Affiliated Companies The Company`s investments in affiliated companies include equity securities, accounted for using the cost method, which are classified as available-for-sale. These investments are stated at their estimated fair value of $40,280,000 and $13,964,000 at March 31, 2000 and 1999,
respectively, based upon market quotes. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive income in shareholders' equity until realized. Other investments of $5,750,000 at March 31, 2000, are carried at cost as there are no quoted market prices available for these securities. A decline in the value of any investment below cost that is deemed to be other than temporary is charged to earnings.

    Long-Lived Assets Property and equipment are recorded at cost. The Company capitalizes costs associated with the development and installation of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage, or the post-implementation/operation stage. Amounts capitalized are amortized over the estimated useful lives of the software, ranging from 5 to 7 years, beginning with the project's completion. All reengineering costs are expensed as incurred. The Company capitalizes interest cost on capital projects. Depreciation and amortization is computed using the straight-line method based on the estimated useful lives of the assets as follows: buildings, 40 years; furniture, 10 years; equipment, 5 to 10 years; software, 5 to 7 years; and leasehold improvements over the applicable lease periods.

    The Company capitalized approximately $34.2 million in fiscal 1998 and 1999 in connection with the acquisition and installation of an enterprise-wide information technology "IT" system. Amounts representing approximately $11.5 million of these expenditures were operational in fiscal 1999 and $8.5 million are planned to become operational in fiscal 2001. The balance of $14.2 million represents work-in-process components which are not yet operational. The Company is evaluating these components and presently has no reason to believe that they will not become operational. In addition, management believes there would be no material adverse effect on the financial condition or results of operations of the Company should such components require further modification or replacement. It is contemplated that implementation for completing the balance of the IT system installation will commence in fiscal 2001.

    Intangible assets represent the excess of cost over value assigned to net assets of purchased businesses, which is being amortized on the straight-line method over 40 years. Accumulated amortization at March 31 was $11,961,000 in 2000 and $7,827,000 in 1999. Impairment of long-lived assets and related intangible assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. If the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the assets are adjusted to the then fair value.

    Derivative Financial Instruments Derivative financial instrument contracts are utilized by the Company to manage interest rate and foreign exchange risks. The Company has established a control environment which includes policies and procedures for risk assessment. Company policy prohibits holding or issuing derivative financial instruments for trading purposes.

    Interest Rate Contracts -The differentials to be received or paid are recognized in income over the life of the contracts as adjustments to interest expense.

    Foreign Exchange Contracts - Gains and losses on foreign exchange contracts are included in net income.

    Revenue Recognition Revenue is recognized when customers' orders are complete and shipped.

    Foreign Currency The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, whereas income statement accounts are translated at the weighted average exchange rates for the year. The gains or losses resulting from these translations are recorded as a separate component of accumulated other comprehensive income (loss). Gains or losses resulting from realized foreign currency transactions are included in net income.

    Comprehensive Income The components of accumulated other comprehensive income at March 31, 2000, consisted of foreign currency translation losses of $933,000 and unrealized gains on securities of $11,026,000, net of income taxes of $7,132,000. At March 31, 1999, accumulated other comprehensive loss consisted of $1,766,000 of foreign currency translation losses.

    Advertising Promotion All costs associated with advertising and promoting products are expensed in the year incurred. Advertising and promotion expense was $2,746,000 in 2000, $3,214,000 in 1999, and $2,784,000 in 1998.

    Stock-Based Compensation The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

    Use of Estimates The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include management's best estimates and judgments where applicable. Actual results could differ from those estimates.

    Reclassification Certain 1999 and 1998 amounts have been reclassified to conform with the 2000 presentation.

    New Accounting Standards  In 1998, the Financial Accounting Standards
Board issued Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recognized on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Management is in the process of analyzing and assessing the impact of the adoption of SFAS 133 on the Company's consolidated results of operations and financial position. The Company must adopt the statement no later than April 1, 2001.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which summarizes the staff's views regarding the application of generally accepted accounting principles to selected revenue recognition issues and is effective July 1, 2000. The Company is currently assessing the impact SAB 101 will have on the Company's results of operations.

NOTE 2
ACQUISITION

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

    The following unaudited pro forma information presents a summary of consolidated results of operations for the Company and Dickens Data Systems, Inc. for the fiscal year 1998 (incorporating Dickens Data Systems, Inc. financial statements for the year ended March 31, 1998) as if the acquisition had occurred at the beginning of the fiscal year, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects:

                                                   1998
--------------------------------------------------------------
Net sales                                     $2,052,405,000
Net income                                        32,665,000
Net income per share
  Basic                                                $1.25
  Diluted                                              $1.22
--------------------------------------------------------------

NOTE 3
NOTES PAYABLE AND LONG-TERM DEBT

NOTES PAYABLE:
    The Company has a note payable with a financing company for the purchase of certain inventory extending the terms beyond normal accounts payable terms. Amounts outstanding at March 31, 2000 and 1999, were $26,086,000 and $9,674,000, respectively. The note is not interest-bearing if amounts are paid in accordance with terms of the financing agreement.

LONG-TERM DEBT:
    Long-term debt at March 31, 2000 and 1999, consisted of the following:

                                    2000           1999
-------------------------------------------------------------
Revolving credit facility       $170,000,000    $160,000,000
8.5% Senior Notes                150,000,000     150,000,000
9.79% Senior Notes                 2,840,000       5,700,000
Other                                417,000         644,000
-------------------------------------------------------------
                                 323,257,000     316,344,000
Less amounts due
  within one year                  3,052,000       3,104,000
-------------------------------------------------------------
                                $320,205,000    $313,240,000
=============================================================

    The Company has a revolving credit facility with various banks providing for up to an aggregate amount of $260 million of unsecured borrowings on a revolving credit basis for an initial term until March 27, 2003. The weighted average interest rate on borrowings under this facility at March 31, 2000 and 1999, were
7.32 percent and 6.08 percent, respectively. In addition, on an annual basis, the facility may be extended for a one-year period with the consent of all members of the bank group. Interest rates on borrowings are based on various floating rate alternative pricing mechanisms. There is a fee ranging from .25 percent to .375 percent on the amount of the total facility, and there is no pre-payment penalty.

    The Company has entered into several interest rate swap agreements for purposes of hedging the Company's variable rate credit agreement borrowings. The effect of the swaps is to establish fixed rates on the variable rate debt and to reduce exposure to interest rate fluctuations. At March 31, 2000, the Company had interest rate swaps with a notional amount of $70 million. Pursuant to these agreements, the Company pays interest at a weighted average fixed rate of 5.47 percent. The weighted average LIBOR rates applicable to these agreements were
6.11 percent at March 31, 2000.

    The Company has $150 million principal amount of 8.5 percent Senior Notes due August 2006. Interest is payable semi-annually. The net proceeds from the sale of the Notes were applied to the repayment of a portion of the borrowings under the Company's revolving credit facility. The indenture under which the Notes were issued limits the creation of liens; sale and leaseback transactions; consolidations, mergers and transfers of all or substantially all of the Company's assets; and indebtedness of the Company's restricted subsidiaries. The Notes are subject to mandatory repurchase by the Company at the option of the holders in the event of a change in control of the Company.

    A principal payment of $2.84 million is due November 1, 2000, on the 9.79 percent Senior Notes. Interest is payable semi-annually.

    The terms of the credit agreement and 9.79 percent Senior Note Purchase Agreement provide for, among other things, restrictions regarding the payment of cash dividends and purchase of the Company's Common Shares, limitations on other borrowings and capital expenditures, minimum working capital requirements, and the maintenance of certain financial ratios. Unrestricted retained earnings available for dividends at March 31, 2000, under the most restrictive covenants are $49 million.

    Aggregate maturities of long-term debt for the next five fiscal years are:
2001-$3,052,000; 2002-$146,000; 2003- $170,059,000; 2004-$0 and 2005-$0.

NOTE 4
LEASE COMMITMENTS

The Company is committed to lease agreements ranging up to 10 years, which contain renewal options for periods up to 10 years, for certain facilities and equipment.

    Future minimum lease payments for operating leases at March 31, 2000, are:
2001-$7,945,000; 2002-$6,519,000; 2003-$5,676,000; 2004-$4,978,000;
2005-$4,070,000; and thereafter $10,598,000.

    Rental expense for operating leases was $11,588,000, $9,200,000 and $6,602,000 for 2000, 1999 and 1998, respectively.

NOTE 5
INCOME TAXES

The following is a reconciliation of the Company's effective income tax rate to the federal statutory rate:

                              2000          1999        1998
------------------------------------------------------------------
Statutory rate                 35.0%        35.0%        35.0%
Provision for state taxes       3.1          3.8          3.6
Foreign losses with
  unrecognized
  (recognized) tax benefits     1.1          (.3)         1.2
Non-deductible and other        1.2          1.1          1.6
------------------------------------------------------------------
Effective rate                 40.4%        39.6%        41.4%
==================================================================

    Deferred tax assets and liabilities as of March 31, 2000 and 1999, are presented below:

                                         2000            1999
------------------------------------------------------------------
Deferred tax assets:
  Capitalized inventory costs       $  2,723,000    $  2,697,000
  Accrued expenses                     1,978,000       1,908,000
  Allowance for doubtful accounts      1,819,000       1,616,000
  Inventory valuation reserve          2,271,000       1,233,000
  Foreign                              1,867,000       1,048,000
  Other                                  387,000         595,000
------------------------------------------------------------------
                                      11,045,000       9,097,000
Less valuation allowance              (1,867,000)     (1,048,000)
------------------------------------------------------------------
Total net deferred tax assets          9,178,000       8,049,000
Deferred tax liabilities:
  Depreciation expense                   484,000         865,000
  Software amortization               11,555,000      11,324,000
  Goodwill                             3,444,000       1,782,000
  Available for sale securities        7,132,000            --
  Other                                  846,000            --
------------------------------------------------------------------
Total deferred tax liabilities        23,461,000      13,971,000
------------------------------------------------------------------
Net deferred tax liabilities        $ 14,283,000    $  5,922,000
==================================================================

NOTE 6
BUSINESS SEGMENT INFORMATION

The Company operates in two business segments: Computer Systems and Industrial Electronics. These reportable business segments are managed separately based on the product and market differences.

    Computer Systems products include mid-range computer systems and high-end platforms, personal computers, display terminals and networking products.

    Industrial Electronics products include semiconductors, and interconnect, passive and electromechanical products.

    The Company evaluates performance and allocates resources based on return on capital and profitable growth. Specifically, the Company measures segment profit or loss based on operating profit. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Corporate assets and capital expenditures include costs of certain centralized functions not directly attributable to the individual segments. Geographic sales are recognized by shipping destination.

(in thousands)                                     2000         1999         1998
------------------------------------------------------------------------------------
SALES
  Computer Systems                             $1,215,117   $1,125,383   $  669,604
  Industrial Electronics                        1,335,568    1,133,700    1,015,661
------------------------------------------------------------------------------------
     Total Sales                               $2,550,685   $2,259,083   $1,685,265
OPERATING PROFIT
  Computer Systems                             $   37,238   $   49,810   $   36,158
  Industrial Electronics                           64,216       35,111       36,792
------------------------------------------------------------------------------------
     Total Operating Profit                    $  101,454   $   84,921   $   72,950
RECONCILIATION TO INCOME BEFORE INCOME TAXES
  Other Income                                 $    1,845   $     --     $     --
  Interest expense                                 26,074       24,253       20,717
------------------------------------------------------------------------------------
  Income Before Income Taxes                   $   77,225   $   60,668   $   52,233
IDENTIFIABLE ASSETS
  Computer Systems                             $  541,926   $  522,959   $  496,563
  Industrial Electronics                          519,779      395,175      438,390
  Corporate                                        50,511       26,335       22,550
------------------------------------------------------------------------------------
     Total Assets                              $1,112,216   $  944,469   $  957,503
CAPITAL EXPENDITURES
  Computer Systems                             $   21,626   $   10,801   $    6,277
  Industrial Electronics                           14,154        7,551       15,456
  Corporate                                           250        3,785       22,550
------------------------------------------------------------------------------------
     Total Capital Expenditures                $   36,030   $   22,137   $   44,283
DEPRECIATION AND AMORTIZATION EXPENSE
  Computer Systems                             $   13,430   $   11,530   $    4,792
  Industrial Electronics                           12,913       11,460       10,189
------------------------------------------------------------------------------------
     Total Depreciation and Amortization       $   26,343   $   22,990   $   14,981
GEOGRAPHIC AREAS
  Net sales
     United Sates                              $2,381,540   $2,107,099   $1,574,006
     Foreign                                      169,145      151,984      111,259
------------------------------------------------------------------------------------
       Total                                   $2,550,685   $2,259,083   $1,685,265
LONG-LIVED ASSETS
  United States                                $  118,973   $   97,931   $   94,368
  Foreign                                          41,009       14,888        7,617
------------------------------------------------------------------------------------
     Total                                     $  159,982   $  112,819   $  101,985
====================================================================================

NOTE 7
MANDATORILY REDEEMABLE CONVERTIBLE TRUST
PREFERRED SECURITIES

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

    Pioneer-Standard may cause the trust to delay payment of distributions on the trust preferred securities for 20 consecutive quarters. During such deferral periods, distributions, to which holders of the trust preferred securities are entitled, will compound quarterly, and the Company may not declare or pay any dividends on its Common Shares.

NOTE 8
SHAREHOLDERS' EQUITY

The Company has a Share Subscription Agreement and Trust (the "Trust") with Wachovia Bank of North Carolina, N.A., as Trustee, whereby the Trustee subscribed for 5,000,000 Common Shares of the Company, which will be paid for over the 15-year term of the Trust. The proceeds from the sale or direct use of the Common Shares over the life of the Trust are used to fund Company obligations under various compensation and benefit plans. For financial reporting purposes, the Trust is consolidated with the Company. The shares subscribed for by the Trust are recorded in the contra equity account,"Unearned Employee Benefits," and adjusted to market value at each reporting period, with an offsetting adjustment to "Capital in Excess of Stated Value." There have been 943,798 shares released from the Trust as of March 31, 2000. The following details the fair market value of the 4,056,202 Common Shares subscribed for by the Trust, reflected in shareholders' equity at March 31, 2000:



Common Shares at stated value
  (4,056,202 @ $.30)                             $  1,217,000
Capital in excess of stated value
  (4,056,202 shares)                               62,668,000
Unearned employee benefits
  (4,056,202 shares @ $15.75 fair market value)   (63,885,000)
--------------------------------------------------------------
Net effect on shareholders' equity               $        --
==============================================================

    During fiscal 2000, restricted stock awards for 723,798 shares of the Company's common stock were granted at a market value of $13.50 per share to certain officers under the 1999 Restricted Stock Plan. All eligible shares under this plan have been granted. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the restriction periods. In fiscal 2000, $2,244,000 was charged to expense for these restricted stock awards.

    On April 27, 1999, the Company's Board of Directors approved a new Shareholder Rights Plan, which became effective upon expiration of the existing plan on May 10, 1999. A dividend of one Right per Common Share was distributed to shareholders of record as of May 10, 1999. Each Right, upon the occurrence of certain events, entitles the holder to buy from the Company one-tenth of a Common Share at a price of $4.00, or $40.00 per whole share, subject to adjustment. The Rights may be exercised only if a person or group acquires 20 percent or more of the Company's Common Shares, or announces a tender offer for at least 20 percent of the Company's Common Shares. Each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's Common Shares having a market value of twice the Right's then-exercise price. The Rights trade with the Company's Common Shares until the Rights become exercisable.

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

NOTE 9
EARNINGS PER SHARE

                                                                                      For the years ended March 31
                                                                       2000                    1999               1998
----------------------------------------------------------------------------------------------------------------------------
Basic
  Net income                                                        $40,145,000             $30,809,000        $30,497,000
  Weighted average shares outstanding                                26,409,156              26,350,690         26,204,520
  Basic earnings per share                                                $1.52                   $1.17              $1.16
============================================================================================================================
Diluted
  Net income                                                        $40,145,000             $30,809,000        $30,497,000
  Add back:
     Distributions on mandatorily redeemable convertible
       trust preferred securities, net of tax                         5,870,000               5,841,000            112,000
----------------------------------------------------------------------------------------------------------------------------
     Net income for computation of diluted earnings per share       $46,015,000             $36,650,000        $30,609,000
----------------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding                                26,409,156              26,350,690         26,204,520
  Effect of diluted securities:
     Common share equivalents                                           642,167                 243,485            570,863
     Common shares issuable upon conversion of mandatorily
       redeemable convertible trust preferred securities              9,126,984               9,117,199            173,950
----------------------------------------------------------------------------------------------------------------------------
  Diluted weighted average shares outstanding                        36,178,307              35,711,374         26,949,333
  Diluted earnings per share                                              $1.27                   $1.03              $1.14
============================================================================================================================

    Due to the application of the treasury stock method, shares subscribed for by the "Trust," which is more fully described in Note 8 to the consolidated financial statements, have no effect on earnings per share until they are released from Trust.

NOTE 10
STOCK OPTIONS

The Company has stock option plans which provide for the granting of options to employees and directors to purchase its Common Shares. These plans provide for nonqualified or incentive stock options.

    Options are granted at the fair market value of the Company's Common
Shares on the date of grant and expire 10 years from date of grant. The Company makes no recognition of the options in the financial statements until they are exercised. Pro forma disclosures are provided for 2000, 1999 and 1998 as if the Company adopted the cost recognition requirements under Financial Accounting Standard No.123 ("SFAS 123") - "Accounting for Stock-Based Compensation."

    Transactions involving the stock option plans are summarized as follows:

                                           Number   Average option
                                         of shares  price per share
-------------------------------------------------------------------
Outstanding at March 31, 1997            1,482,986    $    9.24
  Exercised                                (94,009)   $    8.13
  Granted                                  266,800    $   12.43
  Forfeited                                (57,855)   $   13.74
                                        ----------
Outstanding at March 31, 1998            1,597,922    $    9.68
  Exercised                                 (6,187)   $    6.11
  Granted                                1,244,500    $   10.36
  Forfeited                                (75,024)   $   12.89
                                        ----------
Outstanding at March 31, 1999            2,761,211    $    9.91
  Exercised                               (215,010)   $    5.81
  Granted                                  142,500    $    9.39
  Forfeited                                (30,600)   $   10.89
                                        ----------
Outstanding at March 31, 2000            2,658,101    $   10.20
                                        ==========
Exercisable at March 31, 2000            1,394,398    $   10.18
Available for grant at March 31, 2000      620,152

    Options Outstanding and Exercisable by Price Range as of March 31, 2000:

                         Options Outstanding
----------------------------------------------------------------
                                     Weighted-
                                      average
                    Outstanding      remaining      Weighted-
   Range of            as of        contractual      average
exercise prices     3/31/2000          life       exercise price
----------------------------------------------------------------
$ 3.00 - $ 5.50         62,100          1.1          $ 4.52
$ 5.50 - $ 8.00        547,944          4.0          $ 6.26
$ 8.00 - $10.50        657,500          8.8          $ 8.75
$10.50 - $13.00      1,139,057          6.6          $12.22
$13.00 - $15.50        251,500          6.7          $14.81
================================================================
                     2,658,101          6.5          $10.20

                          Options Exercisable
----------------------------------------------------------------
                         Exercisable
    Range of                as of             Weighted-average
exercise prices           3/31/2000            exercise price
----------------------------------------------------------------
$ 3.00 - $ 5.50             62,100                 $ 4.52
$ 5.50 - $ 8.00            375,144                 $ 6.11
$ 8.00 - $10.50            174,866                 $ 8.75
$10.50 - $13.00            610,654                 $12.24
$13.00 - $15.50            171,634                 $15.28
================================================================
                         1,394,398                 $10.18

    The fair market value of each option granted during 2000, 1999, and 1998 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                               2000         1999         1998
----------------------------------------------------------------
Dividend yield                   1.0%          1.0%          1.0%
Expected volatility             46.6%         39.0%         33.1%
Risk-free interest rate         6.25%         5.25%         5.60%
Expected life               7.5 years     8.2 years     7.3 years

    The weighted average fair value of options granted during 2000, 1999, and 1998 was $5.05, $5.00 and $5.29, respectively.

    If compensation expense had been recognized for the 2000, 1999 and 1998 grants for stock-based compensation plans in accordance with provisions of SFAS 123, the Company would have recorded net income and diluted earnings per share of $37,542,000 and $1.20, respectively, in 2000; and $28,457,000 and $.96, respectively, in 1999; and $29,851,000 and $1.11, respectively, in 1998.

    The impact of applying SFAS 123 in this pro forma disclosure is not indicative of future amounts. Additional grants in future years are anticipated.

NOTE 11
FINANCIAL INSTRUMENTS AND ESTIMATED FAIR VALUES

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                                 2000                          1999
------------------------------------------------------------------------------------------------
                                   Carrying amount   Fair value  Carrying amount   Fair value
------------------------------------------------------------------------------------------------
Cash and cash equivalents            $ 34,253,000   $ 34,253,000   $ 28,898,000   $ 28,898,000
Note payable                           26,086,000     26,086,000      9,674,000      9,674,000
Long-term debt:
  8.5% Senior Notes                   150,000,000    143,250,000    150,000,000    151,500,000
  9.79% Senior Notes                    2,840,000      2,875,000      5,700,000      5,877,000
  Revolving credit borrowings         170,000,000    170,000,000    160,000,000    160,000,000
Interest rate swaps - asset                  --        2,153,000           --          227,948
Foreign exchange contracts              2,700,000      2,700,000      1,200,000      1,200,000
Mandatorily redeemable convertible
  trust preferred securities          143,750,000    163,156,000    143,750,000    100,625,000

    The fair value of the 9.79 percent Senior Notes is estimated using rates currently available for securities with similar terms and remaining maturities. The fair value of the interest rate swaps and foreign exchange contracts is the amount at which they could be settled, based on market estimates. No collateral is held in relationship to the interest rate swaps or foreign exchange contracts. The fair value of the 8.5 percent Senior Notes and the Mandatorily Redeemable Convertible Trust Preferred Securities is based on quoted market prices.

NOTE 12
OPERATING WORKING CAPITAL CHANGES AND SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

The components of the changes in operating working capital are:

                                                              2000             1999             1998
----------------------------------------------------------------------------------------------------------
Accounts receivable                                     $ (83,107,000)   $ (19,862,000)   $ (29,921,000)
Merchandise inventory                                     (33,498,000)      34,738,000      (78,450,000)
Prepaid expenses                                             (393,000)       3,324,000        2,381,000
Accounts payable                                           84,216,000      (41,462,000)      (7,908,000)
Income taxes                                                 (543,000)         (59,000)        (442,000)
Accrued salaries, wages and commissions                     4,804,000          741,000       (3,618,000)
Other accrued liabilities                                  (5,117,000)     (10,530,000)       2,807,000
----------------------------------------------------------------------------------------------------------
Increase in operating working capital                   $ (33,638,000)   $ (33,110,000)   $(115,151,000)
==========================================================================================================

Supplemental cash flow information:
                                                             2000             1999             1998
----------------------------------------------------------------------------------------------------------
Cash paid or received during the year for:
  Interest                                              $  26,013,000    $  23,675,000    $  20,942,000
  Income taxes                                             27,636,000       16,472,000       18,001,000
  Distributions on mandatorily redeemable
     convertible trust preferred securities                 9,703,000        9,886,000             --
----------------------------------------------------------------------------------------------------------
Non-cash assets and liabilities of business acquired:
  Working capital                                                --               --      $  23,456,000
  Intangible assets                                              --               --        116,758,000
  Other assets                                                   --               --          2,912,000
  Debt assumed and other                                         --               --        (19,873,000)
==========================================================================================================

NOTE 13
EMPLOYEE RETIREMENT PLANS

The Company maintains various profit-sharing and thrift plans for all employees meeting certain service requirements. Generally, the plans allow eligible employees to con- tribute a portion of their compensation, with the Company matching a percentage thereof. The Company may also make contributions each year for the benefit of all eligible employees under the plans. Total profit sharing and Company matching contributions were $4,875,000, $3,742,000 and $3,541,000 for 2000, 1999 and 1998, respectively.

NOTE 14
CONTINGENCIES

The Company is the subject of various threatened or pending legal actions and contingencies in the normal course of conducting its business. The Company provides for cost related to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on the Company's future results of operations and liquidity cannot be predicted because any such effect depends on future results of operations and the amount or timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

REPORT OF INDEPENDENT AUDITORS



Shareholders and the Board of Directors
Pioneer-Standard Electronics, Inc.

We have audited the accompanying consolidated balance sheets of Pioneer-Standard Electronics, Inc. as of March 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer-Standard Electronics, Inc. at March 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst and Young LLP

Cleveland, Ohio
May 8, 2000

QUARTERLY FINANCIAL DATA
(Unaudited)

------------------------------------------------------------------------------------------------------------
Fiscal year                  First            Second             Third          Fourth
ended March 31              quarter          quarter(a)         quarter         quarter           Year
------------------------------------------------------------------------------------------------------------
2000
Net sales               $  575,973,000   $  631,322,000   $  668,342,000   $  675,048,000   $2,550,685,000
Gross profit                89,274,000       96,218,000      102,725,000      107,536,000      395,753,000
Net income                   7,709,000       10,298,000       10,806,000       11,332,000       40,145,000
Net income per share:
  Basic                            .29              .39              .41              .43             1.52
  Diluted                          .26              .32              .34              .35             1.27
============================================================================================================

1999
Net sales               $  544,327,000   $  559,501,000   $  595,985,000   $  559,270,000   $2,259,083,000
Gross profit                86,470,000       85,477,000       92,477,000       88,002,000      352,426,000
Net income                   5,579,000        6,339,000        9,433,000        9,458,000       30,809,000
Net income per share:
  Basic                            .21              .24              .36              .36             1.17
  Diluted                          .20              .22              .30              .31             1.03
============================================================================================================

(a)Included in the results of the second quarter of fiscal 2000 was a gain of $1.8 million ($1.1 million after tax, or $.03 cents per share -- diluted) for the disposal of assets no longer required in the business.

DIVIDEND INFORMATION
AND PRICE RANGE OF COMMON SHARES

----------------------------------------------------------------------
Fiscal year        First     Second      Third     Fourth
ended March 31    quarter    quarter    quarter    quarter     Year
----------------------------------------------------------------------
2000
High             $  12.56   $  15.00   $  15.38   $  18.75   $  18.75
Low                  6.50      11.50      11.50      13.13       6.50
Close               12.00      14.44      14.44      15.75      15.75
Dividends paid        .03        .03        .03        .03        .12
======================================================================

1999
High             $  13.19   $  10.13   $  11.38   $  10.25   $  13.19
Low                  9.13       6.06       5.63       6.25       5.63
Close                9.63       6.31       9.38       6.56       6.56
Dividends paid        .03        .03        .03        .03        .12
======================================================================

    As of May 1, 2000, there were 31,480,803 Common Shares (including 4,056,202 subscribed Common Shares - see Note 8) of Pioneer-Standard Electronics, Inc. outstanding, and there were 2,896 shareholders of record.

    The market price of Pioneer-Standard Electronics, Inc. Common Shares at the close of business May 1, 2000, was $15.69.

See Note 3 for information regarding dividend restrictions.

FINANCIAL REVIEW
FIVE-YEAR SUMMARY OF OPERATIONS

                                                                   (Dollars in thousands except per share amounts)

For the years ended March 31                              2000            1999           1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------------
Combined sales
(Pioneer-Standard Electronics, Inc. and
  Pioneer-Standard of Maryland, Inc.)                  $  2,550,685   $  2,259,083   $  1,685,265   $  1,508,709   $  1,325,047
Pioneer-Standard Electronics, Inc.
  Net sales                                               2,550,685      2,259,083      1,685,265      1,508,709      1,105,281
  Interest expense                                           26,074         24,253         20,717         17,066          8,136
  Income before income taxes and equity in
    earnings of Pioneer-Standard of Maryland, Inc.           77,225         60,668         52,233         40,321         43,812
  Equity in earnings (loss) of
    Pioneer-Standard of Maryland, Inc.                         --             --             --             --             (173)
  Income taxes                                               31,210         24,018         21,624         17,067         18,387
  Net income                                                 40,145         30,809         30,497         23,254         25,252
---------------------------------------------------------------------------------------------------------------------------------
Year-end position
  Accounts receivable                                       407,309        323,461        303,599        209,086        189,296
  Inventory                                                 348,120        314,362        349,100        243,940        238,370
  Working capital                                           501,533        476,371        461,449        298,535        224,840
  Net property and equipment                                105,897         90,957         87,727         52,594         48,679
  Total assets                                            1,112,216        944,469        957,503        592,513        559,110
  Long-term debt                                            320,205        313,240        336,234        173,587        164,447
  Shareholders' equity                                      324,065        271,503        244,996        213,979        150,693
  Weighted shares outstanding
    Basic                                                26,409,156     26,350,690     26,204,520     22,731,951     22,436,003
    Diluted                                              36,178,307     35,711,374     26,949,333     23,235,870     23,127,486
  Average number of employees                                 2,457          2,568          2,199          2,042          1,647
---------------------------------------------------------------------------------------------------------------------------------
Per share data
  Basic net income per share                                   1.52           1.17           1.16           1.02           1.13
  Diluted net income per share                                 1.27           1.03           1.14           1.00           1.09
  Cash dividends paid per share                                 .12            .12            .12            .12           .106
  Shareholders' equity per share                              12.20          10.30           9.30           8.22           6.70
  Price range of common shares
    High                                                      18.75          13.19          18.25          16.50          19.25
    Low                                                        6.50           5.63          11.38          10.25          10.75
---------------------------------------------------------------------------------------------------------------------------------
Measurement data
  Gross margin percent of sales                                15.5           15.6           17.7           17.2           18.3
  Net income percent of sales                                   1.6            1.4            1.8            1.5            2.3
  Net income percent of average shareholders' equity           13.6           11.9           13.3           14.2           18.2
  Sales per employee                                          1,038            879            766            739            671
  Accounts receivable days
    outstanding at year end                                      44             44             44             47             45
  Turns on annual average inventory                             6.1            5.5            4.4            5.2            5.4
  Interest bearing debt percent of equity plus debt
    (including convertible trust preferred
    securities as equity)                                        43             44             48             48             56

The Company acquired the remaining 50 percent of the common stock of Pioneer-Standard of Maryland, Inc. on November 30, 1995.
The consolidated statements include the operating results of Maryland from the date of acquisition. Prior to the acquisition, the Company accounted for its investment in Maryland under the equity method of accounting.

CORPORATE DIRECTORY

DIRECTORS

James L. Bayman (1)
Chairman and Chief Executive Officer
of the Company

Charles F. Christ (3)
Retired Vice President and General
Manager of Components Division,
Digital Equipment Corporation
(computer and office equipment)

Thomas A. Commes (2)
Retired President and
Chief Operating Officer,
Sherwin-Williams Company
(coatings and related products)

Victor Gelb (1, 2, 3)
President, Victor Gelb, Inc.
(industrial fibers)

Keith M. Kolerus
Consultant
Retired Chairman and President,
National Semiconductor - Japan
Retired Vice President,
National Semiconductor
(semiconductors and related devices)

Arthur Rhein
President and Chief Operating
Officer of the Company

Edwin Z. Singer (1,2,3)
Chairman of the Board,
Sandusco, Inc.
(wholesale merchandising, real estate)

Thomas C. Sullivan (1, 3)
Chairman of the Board and
Chief Executive Officer, RPM, Inc.
(specialty coatings and membranes)

Karl E. Ware (2)
Chairman and
Chief Executive Officer,
Ware Industries, Inc.
(metal wire forms and steel components)

CORPORATE OFFICERS

James L. Bayman
Chairman and Chief Executive Officer

Steven M. Billick
Senior Vice President and
Chief Financial Officer

Arthur Rhein
President and Chief Operating Officer

Lawrence N. Schultz
Secretary

Kathryn K. Vanderwist
General Counsel and
Assistant Secretary

CORPORATE OFFICES

Pioneer-Standard Electronics, Inc.
6065 Parkland Blvd.
Cleveland, Ohio 44124
Phone: (440) 720-8500

LEGAL COUNSEL

Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114

INDEPENDENT AUDITORS

Ernst & Young LLP
1300 Huntington Building
Cleveland, Ohio 44115


(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee

SHAREHOLDER INFORMATION

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44139-0900
800-622-6757

COMMON SHARES

Nasdaq Symbol: PIOS
Quoted in the National
Market System

TRUSTEE 8.5 PERCENT SENIOR NOTES

Firstar
425 Walnut Street
P.O. Box 1118
Cincinnati, Ohio 45201-1118

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

FORM 10-K

A copy of the Company's Form 10-K annual report, which is filed with the Securities and Exchange Commission, may be obtained by writing Investor Relations, Pioneer-Standard Electron- ics, Inc., 6065 Parkland Blvd., Cleve-land, Ohio 44124.

ANNUAL MEETING

Shareholders and other interested persons are cordially invited to attend the annual meeting of shareholders at 11 a.m. July 25, 2000, at Pioneer-Standard Electronics, Inc. Computer Systems Division, 6675 Parkland Boulevard, Solon, Ohio 44139.

AFFIRMATIVE ACTION

Policy Pioneer-Standard Electronics, Inc. is an equal opportunity and affirmative action employer committed to a policy of equal employment opportunity for all persons, regardless of race, color, sex, religion, national
origin, ancestry, age, marital status, disability or veteran    status.

WORLD WIDE WEB SITE

www.pioneerstandard.com

Design by Dix & Eaton, Inc.

PIONEER-STANDARD ELECTRONICS, INC.

6065 PARKLAND BLVD.  CLEVELAND, OHIO 44124  TEL 440.720.8500  FAX 440.720.8501
WWW.PIONEERSTANDARD.COM

[PHOTOS]